As filed with the Securities and Exchange Commission on May 13, 2019.

Registration No. 333-231081

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

IDEAYA Biosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	47-4268251
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7000 Shoreline Court, Suite 350

South San Francisco, California 94080

(650) 443-6209

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Yujiro Hata

President and Chief Executive Officer

IDEAYA Biosciences, Inc.

7000 Shoreline Court, Suite 350

South San Francisco, California 94080

(650) 443-6209

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark V. Roeder Benjamin A. Potter Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share	5,750,000	$15.00	$86,250,000	$10,454

(1)	Includes 750,000 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)

The Registrant previously paid a total of $8,484 in connection with the previous filing of the Registration Statement. In accordance with Rule 457(a), an additional registration fee of $1,970 is being paid with this amendment to the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 13, 2019

Preliminary Prospectus

5,000,000 Shares

Common Stock

This is the initial public offering of shares of common stock of IDEAYA Biosciences, Inc. We are selling 5,000,000 shares of our common stock. The estimated initial public offering price is between $13.00 and $15.00 per share.

Prior to this offering, there has been no public market for our common stock.

We have applied to list our common stock on the Nasdaq Global Market under the symbol “IDYA.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” beginning on page 218 for additional information regarding compensation payable to the underwriters.

Certain of our stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $35.0 million in shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these persons or entities as they will on any other shares sold to the public in this offering.

We have granted the underwriters an option to purchase up to an additional 750,000 shares from us at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise this right at any time within 30 days after the date of this prospectus.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                  , 2019.

J.P. Morgan	Citigroup	Jefferies

Prospectus dated                    , 2019

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

We have filed for and are pursuing trademark protection for IDEAYA™. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks, service marks and tradenames referred to in this prospectus may appear without the ® and ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks, service marks and tradenames.

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common stock, you should read this entire prospectus carefully, including the sections of this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes contained elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires or as otherwise noted, references in this prospectus to the “Company,” “IDEAYA Biosciences,” “IDEAYA,” “we,” “us” and “our” refer to IDEAYA Biosciences, Inc.

Overview

We are an oncology-focused precision medicine company committed to the discovery and development of targeted therapeutics for patient populations selected using molecular diagnostics. Our approach integrates extensive capabilities in identifying and validating translational biomarkers with small molecule drug discovery to select patient populations most likely to benefit from the targeted therapies we are developing. We are applying these capabilities across multiple classes of precision medicine, including direct targeting of oncogenic pathways and synthetic lethality – which represents an emerging class of precision medicine targets. We believe this diversified approach will enable us to deliver the right medicine to the right patient to drive a more robust clinical response.

The following tables summarize our product candidate pipeline and our research and discovery efforts in synthetic lethality:

Product Candidate Pipeline:

Research Pipeline:

Our most advanced product candidate is IDE196, a protein kinase C, or PKC, inhibitor for genetically-defined cancers having GNAQ or GNA11 gene mutations. We obtained an exclusive, worldwide license to IDE196 from Novartis with the right to use certain data from its ongoing Phase 1 clinical trial in metastatic uveal melanoma, a cancer of the eye with a high frequency of GNAQ or GNA11 gene mutations. Phase 1 monotherapy data from Novartis was presented at the American Association of Cancer Research, or AACR, meeting in April 2019. We have filed an investigational new drug application, or IND, with the U.S. Food and Drug Administration, or FDA, and have received authorization to proceed with a Phase 1/2 basket trial to evaluate IDE196 in solid tumors harboring GNAQ or GNA11 mutations, which may broaden the potentially addressable patient population. We expect to initiate the Phase 1/2 basket trial in the second or third quarter of 2019. Pursuant to our license agreement with Novartis, except for Novartis’ ongoing Phase 1 clinical trial, we control all future clinical development and all commercial rights to IDE196.

Our preclinical pipeline includes multiple synthetic lethality programs, including against MAT2A in tumor cells having MTAP gene deletions and other known and novel targets. Our pipeline is supplemented by a proprietary target discovery platform, including our Dual CRISPR combinatorial approach for evaluating potential synthetic lethality relationships between potential drug targets and tumor suppressor genes, or TSG.

We believe we are uniquely positioned as a leading precision medicine company with capabilities that enable an integrated approach to biomarker development and drug discovery to address broad unmet needs in cancer. In support of our efforts, we have assembled a team of cancer biologists, drug discovery chemists, translational biologists and drug development professionals with broad experience at leading oncology organizations including Genentech, Novartis and Bristol-Myers Squibb. Our management team is led by our CEO and co-founder, Yujiro Hata, formerly COO of Flexus until its acquisition by Bristol-Myers Squibb, and VP and Head of Transactions & Strategy at Onyx until its acquisition by Amgen. We are also guided by a renowned scientific advisory board made up of key scientific and clinical thought leaders comprising members of the National Academy of Sciences and National Academy of Medicine, and who are faculty at premier academic institutions, including the Dana-Farber Cancer Institute at Harvard University, Memorial Sloan Kettering Cancer Center, University of Washington, University of California at San Francisco, and the Broad Institute. We have raised $140 million from leading institutional investors and strategic investors, including Celgene, GV, formerly Google Ventures, Novartis and Roche Financial Ltd.

Our Capabilities and Approach to Precision Medicine

Precision medicine is used for treating cancer patients with individualized, targeted therapies based on the specific molecular profile of their tumors, with the aim of providing more effective care and improved clinical responses. Precision medicine is made possible through the use of biomarkers – biological molecules found in tissue or bodily fluid that indicate normal or abnormal processes, or a condition or disease. Biomarkers play a crucial role in clinical decision making for the treatment of cancer, enabling oncologists to diagnose a patient’s cancer at the genetic level, measure risk of disease progression and metastasis, predict responses to specific therapies, and gauge a treatment’s efficacy. Biomarkers have also begun to play an important role in drug development, as they are increasingly linked to specific disease pathways that inform novel therapeutic approaches and are used to identify patients most likely to respond to a particular therapy.

Our organization was founded with the vision of establishing the leading precision medicine company with capabilities that enable an integrated approach for biomarker and small molecule drug discovery and development to broadly address unmet needs in cancer. We are pursuing targets for which we have identified and preclinically validated a biomarker, and are discovering and developing compounds to modulate those targets. In parallel, we are identifying or developing diagnostics for such biomarkers to select patient populations most likely to benefit from the therapies we are developing. We believe this approach will allow us to design clinical trials and develop our product candidates with a higher probability of success and to reduce overall time and cost. We use distinct approaches to discover novel targets and associated biomarkers—experimental evaluation using our synthetic lethality target discovery platform, and bioinformatic analysis of public and proprietary databases. Targets are then validated biologically using molecular biology techniques such as CRISPR gene editing and RNA knockdown, and pharmacologically, using small molecule compounds against these targets.

Once we have identified and validated a target and its enabling biomarkers, we apply our in-house medicinal chemistry, structural biology and computational chemistry expertise to discover potentially best-in-class small molecule drugs directed against the target. Our in-house drug-discovery expertise enables us to rapidly execute across multiple drug discovery programs. In parallel with small molecule drug discovery, we evaluate the availability of a diagnostic to ensure relevant biomarker screening can be offered concurrently with the development of our product candidates. In some cases, a diagnostic may be commercially available, for example, on a tumor-profiling panel. In other cases, we coordinate or support development of a diagnostic with selected partners. We believe establishing biomarker diagnostics in parallel with our drug development process enhances the probability of clinical success of our programs.

Once we have a lead product candidate compound and a diagnostic for the associated biomarker, we design the clinical trials for our product candidates with a translational focus – for defined patient populations – typically using a diagnostic screen to guide patient selection. Data from such clinical trials may support FDA and other regulatory agency approval on the basis of our biomarker-selected patient populations.

Our Precision Medicine Programs

We are applying our capabilities and approach to develop a portfolio of targeted therapeutics for defined patient populations. For each program in development, we are discovering novel product candidates, identifying biomarkers and planning to pursue biomarker-driven clinical trials. We are applying these capabilities across multiple distinct classes of precision medicine, including direct targeting of oncogenic pathways and synthetic lethality.

Therapies Directly Targeting Oncogenic Pathways

Our most advanced product candidate is IDE196, a PKC inhibitor for genetically-defined cancers with GNAQ or GNA11 gene mutations. We obtained an exclusive, worldwide license to IDE196 from Novartis with the right of reference to certain data from its ongoing Phase 1 clinical trial in metastatic uveal melanoma, a cancer of the eye with a high frequency of GNAQ or GNA11 gene mutations, pursuant to which we may rely on and incorporate data submitted to the FDA by Novartis into our own regulatory submissions.

As of September 2018, Novartis’ ongoing Phase 1 clinical trial enrolled 68 patients in a dose escalation monotherapy arm, with 38 patients receiving IDE196 once a day, or QD, and 30 patients receiving IDE196 twice a day, or BID. In preliminary findings from 66 evaluable patients as of this time, Novartis reported a total of six confirmed partial responses and two unconfirmed partial responses among the 45 patients that exhibited stable disease. Six of these partial responses (four confirmed and two unconfirmed) and 16 of the patients with stable disease as their best response belong to a cohort of 28 evaluable patients that received BID dosing of 200 to 400 mg. In this BID cohort, 22 of the 30 patients (73%) experienced a clinical benefit as measured by disease control rate (complete response, partial response, or stable disease), eight of the 30 patients (27%) had a tumor regression greater than 30%, and four of 30 patients (13%) had confirmed partial responses.

In the 30-patient BID cohort as of September 2018, eight patients with stable disease or partial response continued on therapy for 13 to 20 months, surpassing the historical median overall survival of approximately 10 months for metastatic uveal melanoma based on a meta-analysis of multiple clinical trials. Of these eight patients, three patients progressed at 12, 15 and 17 months, respectively, and, as of April 2019, five patients continue on therapy with each of them remaining on therapy for over 18 months and two of these patients reaching 24 months. IDE196 was shown to be well-tolerated.

Uveal melanoma is a cancer of the eye and the most common primary intraocular malignancy in adults, with an annual incidence of approximately 3,500 in the United States. Patients with metastatic uveal melanoma have a very poor prognosis, and there are no FDA-approved therapies for this disease. Metastases are most frequently localized to the liver where curative surgical approaches are rare, and chemotherapy or immunotherapy has limited efficacy. The poor prognosis associated with metastatic disease and the lack of effective therapies highlight the need for novel therapeutic approaches that specifically target metastatic uveal melanoma. In addition, mutations in GNAQ or GNA11 have also been observed at lower frequencies across other solid tumors, such as cutaneous melanoma (4.9%), colorectal (4.6%), pancreatic (2.4%), stomach (2.3%), cervical (2.0%), lung adenocarcinomas (1.7%) and bladder (1.6%). Preclinical validation of the functional relevance of the mutations in solid tumors is ongoing.

Phase 1 monotherapy data for metastatic uveal melanoma from Novartis was presented at AACR in April 2019. We have filed an IND with the FDA, for which we have received authorization to conduct a Phase 1/2 clinical trial to evaluate the safety and efficacy of IDE196 in multiple solid tumor indications through a tissue-type agnostic basket trial design, which we expect to initiate in the second or third quarter of 2019. We expect this trial will include patients with solid tumors that have mutations in GNAQ or GNA11, or PKC gene fusions, in potential indications such as metastatic uveal melanoma, cutaneous melanoma, colorectal cancer, non-small cell lung cancer, or NSCLC, and pancreatic cancer. Subject to completion of and satisfactory results from preclinical studies, we also plan to evaluate the safety and efficacy of IDE196, potentially in combination with an epidermal growth factor receptor or EGFR inhibitor, in a clinical trial in NSCLC patients with tumors resistant to an EGFR inhibitor mediated by PKC. Subject to the same conditions, we also plan to evaluate IDE196 in combination with one or more additional anti-cancer agent(s), such as an inhibitor of MEK, mTOR, FAK, and/or CDK4/6, in a Phase 1/2 clinical trial in patients with metastatic uveal melanoma.

Therapies Based on Synthetic Lethality

We are also actively pursuing the discovery and development of small molecule inhibitors of a number of targets based on synthetic lethality. Synthetic lethality is an emerging field of oncology with significant potential, as evidenced by the success of PARP inhibitors across multiple oncology indications. Synthetic lethality occurs between two genes when the loss of function of either gene alone does not affect cell viability, but the simultaneous loss of function of both genes leads to cancer cell death. Our pipeline in synthetic lethality comprises multiple preclinical programs against both known and novel targets, which is complemented by a robust target discovery platform. We believe these programs may have a higher likelihood of demonstrating efficacy because the biological hypothesis of synthetic lethality can be tested preclinically, and each synthetic lethal target that we expect to pursue will have a clearly defined tumor-associated biomarker for patient selection.

Our pipeline in synthetic lethality includes programs targeting:

•	MAT2A, in tumor cells having MTAP gene deletion, which occurs in approximately 15% of all solid tumors;

•	Pol-theta, in tumors with genetic mutations in HRD, including BRCA mutations which occur, for example, in approximately 14% of ovarian cancer tumors;

•	PARG, in tumors with genetic mutations in BRCA or base excision repair, the prevalence of which is being evaluated in several solid tumors; and

•	WRN, in high MSI tumors, present for example, in approximately 15% of colorectal cancer tumors.

We expect to select a development candidate for a MAT2A inhibitor in the second half of 2019 and file an IND for such MAT2A inhibitor in the first half of 2020, and also expect to designate a product candidate for a second program in synthetic lethality in the first half of 2020, and file an IND for such second program in synthetic lethality in the second half of 2020, in each case subject to completion of and satisfactory results from our ongoing preclinical studies.

In addition to these programs, we are actively identifying novel synthetic lethality targets through our synthetic lethality target discovery platform, as well as through collaborations with academic and clinical institutions, including the University of California at San Diego and Cancer Research United Kingdom. Our discovery platform for identifying novel synthetic lethality targets and associated biomarkers includes a differentiated functional screen which applies a technique referred to as Dual CRISPR. Using this technique, synthetic lethality targets are identified through simultaneous knockout of two genes in selected human cell lines. The Dual CRISPR screening method has been validated by confirming known synthetic lethal gene pairs such as PARP1 and BRCA1. We also identify and/or validate biomarker-enabled targets using bioinformatics, including data analytics, biostatistics, and computational biology. As part of this approach, we interrogate public and proprietary databases comprising human tumor genetic information and specific cancer-target dependency networks. Collectively, such bioinformatics efforts supplement data from our synthetic lethality Dual CRISPR libraries to provide a comprehensive approach to identify and validate novel targets for which we discover and develop small molecule product candidates.

Our Strategy

Our objective is to develop and commercialize innovative precision medicine drugs that directly or indirectly target the genetic drivers of cancer in order to provide solutions for defined patient populations. The principal components of our strategy are to:

•	Rapidly develop and commercialize our lead product candidate, IDE196, an orally available small molecule inhibitor of PKC;

•	Advance our preclinical pipeline of orally available small molecule product candidates in synthetic lethality into clinical development;

•	Broaden our pipeline of targeted therapies and apply our core capabilities to establish a leading franchise in the field of synthetic lethality;

•	Collaborate with leaders in the field of diagnostics to enable the identification of defined patient populations for our product candidates; and

•	Evaluate strategic opportunities to accelerate development timelines and maximize the commercial potential of our targeted therapy product candidates.

Risks Associated with Our Business

Our business is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section titled ‘‘Risk Factors,’’ immediately following this prospectus summary. These risks include the following, among others:

•

We are an early-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability;

•

We will require substantial additional financing to achieve our goals, and failure to obtain capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations;

•

We are very early in our development efforts. Our business is dependent on the successful development of our product candidates, future product candidates, and companion diagnostics for biomarkers associated with our product candidates and future product candidates;

•

Clinical development of our lead product candidate, IDE196, depends, in part, on data from Novartis’ ongoing Phase 1 clinical trial of IDE196 in patients with metastatic uveal melanoma. We have no control over the execution of Novartis’ trial;

•	As an organization, we have never conducted a clinical trial, and may be unable to do so for any of our product candidates;

•

The successful development of targeted therapeutics, including therapeutics involving direct targeting of an oncogenic pathway and synthetic lethality therapeutics, including our portfolio of synthetic lethality small molecule inhibitors, as well as any related diagnostics, is highly uncertain;

•

Preclinical and clinical drug development is a lengthy and expensive process with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates, which could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our business, financial condition, results of operations and prospects. Furthermore, results of earlier studies and trials may not be predictive of future trial results;

•

We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidates are being developed. If we encounter difficulties enrolling subjects in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

•

If we are unable to successfully develop molecular diagnostics for biomarkers that enable patient selection and/or that demonstrate drug-target interaction, or experience significant delays in doing so, we may not realize the full commercial potential of our product candidates;

•

We face significant competition in an environment of rapid technological and scientific change, and our failure to effectively compete may prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do and we may not be able to successfully compete; and

•	Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Corporate Information

We were founded in June 2015 as a Delaware corporation. Our principal executive offices are located at 7000 Shoreline Court, Suite 350, South San Francisco, California 94080, and our telephone number is (650) 443-6209. Our website address is www.ideayabio.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein. We have included our website address as an inactive textual reference only.

Implications of Being An Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

We will present in this prospectus only two years of audited annual financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;

•

We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	We will provide less extensive disclosure about our executive compensation arrangements; and

•	We will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have chosen to opt out of the extended transition period available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

THE OFFERING

Common stock offered by us 5,000,000 shares

Underwriters’ option to purchase additional shares from us

We have granted the underwriters a 30-day option to purchase up to 750,000 additional shares at the initial public offering price, less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering 19,478,654 shares (or 20,228,654 shares if the underwriters exercise in full their option to purchase additional shares)

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $61.9 million, or approximately $71.6 million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering to fund (i) the clinical development of IDE196, including potential milestone payments to Novartis, (ii) the preclinical and clinical development of product candidates in our synthetic lethality pipeline, including MAT2A, Pol-theta, PARG and WRN, and development activities related to diagnostics associated with our product candidates, and (iii) our early target discovery and validation, including with our synthetic lethality target discovery platform, working capital, and other general corporate purposes. See “Use of Proceeds” on page 75 for a more complete description of the intended use of proceeds from this offering.

Risk factors

See “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol “IDYA”

The number of shares of common stock to be outstanding after this offering is based on 14,478,654 shares of common stock outstanding as of March 31, 2019, and excludes the following:

•	2,036,816 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2019 having a weighted-average exercise price of $5.60 per share;

•

94,569 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, as amended, as of March 31, 2019, which will become available for issuance under our 2019 Incentive Award Plan on the day prior to the effectiveness of the registration statement to which this prospectus relates;

•

978,500 shares of common stock reserved for issuance pursuant to future awards under our 2019 Incentive Award Plan, which will become effective on the day prior to the effectiveness of the registration statement to which this prospectus relates, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•

195,000 shares of common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, which will become effective on the day prior to the effectiveness of the registration statement to which this prospectus relates, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

In addition, unless we specifically state otherwise, all information in this prospectus reflects and assumes the following:

•

a 1-for-10.2564 reverse stock split of our common stock and redeemable convertible preferred stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

•

the automatic conversion of all 13,139,794 shares of our outstanding redeemable convertible preferred stock as of March 31, 2019 into an equivalent number of shares of common stock immediately upon the consummation of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately upon the consummation of this offering;

•	no exercise of outstanding stock options subsequent to March 31, 2019; and

•	no exercise of the underwriters’ option to purchase up to an additional 750,000 shares of common stock.

Unless otherwise specified and unless the context otherwise requires, we refer to our Series A and Series B redeemable convertible preferred stock collectively as “redeemable convertible preferred stock” in this prospectus, as well as for financial reporting purposes and in the financial tables included in this prospectus, as more fully explained in Note 7 to our audited financial statements included in this prospectus.

Indications of Interest

Certain of our stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $35.0 million in shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these persons or entities as they will on any other shares sold to the public in this offering.

SUMMARY FINANCIAL DATA

The following tables present our summary financial data. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have derived the following summary statements of operations and comprehensive loss data for the years ended December 31, 2017 and December 31, 2018 (except for the pro forma net loss per share and the pro forma share information) from our audited financial statements and related notes appearing elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2018 and 2019 and the balance sheet data as of March 31, 2019 are derived from our unaudited financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results and results for the three months ended March 31, 2019 are not necessarily indicative of results expected for the full year ended December 31, 2019.

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Operating expenses:
Research and development	$12,384	$31,749	$5,202	$7,996
General and administrative	2,054	4,668	885	2,098

Total operating expenses	14,438	36,417	6,087	10,094

Loss from operations	(14,438)	(36,417)	(6,087)	(10,094)
Interest income	150	1,994	282	525
Other income (expense), net	2,426	77	68	—

Net loss	(11,862)	(34,346)	(5,737)	(9,569)

Change in unrealized loss on marketable securities	(1)	(30)	(26)	39

Comprehensive loss	$(11,863)	$(34,376)	$(5,763)	$(9,530)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(17.06)	$(35.92)	$(6.91)	$(8.69)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	695,372	956,252	830,451	1,101,107

Pro forma net loss per share, basic and diluted(1)		$(2.61)		$(0.67)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(1)		13,165,486		14,240,901

(1)

For the calculation of our basic and diluted net loss per share, basic and diluted pro forma net loss per share and weighted-average number of shares used in the computation of the per share amounts, see Note 11 to our financial statements included elsewhere in this prospectus.

	As of March 31, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$79,020	$79,020	$141,768
Working capital(2)	74,118	74,118	137,740
Total assets	92,675	92,675	153,651
Redeemable convertible preferred stock	138,391	—	—
Accumulated deficit	(60,085)	(60,085)	(60,085)
Total stockholders’ (deficit) equity	(58,062)	80,329	142,179

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), would increase (decrease) the amount of each of cash, cash equivalents and short-term marketable securities, working capital, total assets and total stockholders’ equity by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase (decrease) the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the amount of each of cash, cash equivalents and short-term marketable securities, working capital, total assets and total stockholders’ equity by $13.0 million, assuming the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	We define working capital as current assets less current liabilities.

The preceding table presents our balance sheet data as of March 31, 2019:

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the automatic conversion of all 13,139,794 shares of our redeemable convertible preferred stock outstanding as of March 31, 2019 into an equivalent number of shares of our common stock, which will be effective immediately upon the consummation of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our audited financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, results of operations, financial condition and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We are an early-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale. We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are an early-stage biopharmaceutical company, and we have only a limited operating history upon which you can evaluate our business and prospects. We currently have no products approved for commercial sale, have not generated any revenue from sales of products and have incurred losses in each year since our inception in June 2015. In addition, we have limited experience as a company and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Only one of our product candidates, IDE196, is currently in an ongoing Phase 1 clinical trial (conducted and controlled by Novartis) and we have not initiated any of our own clinical trials. We have filed an IND with the U.S. Food and Drug Administration, or FDA, and plan to initiate our own Phase 1/2 clinical trial in the second or third quarter of 2019 to evaluate IDE196 in solid tumors harboring GNAQ or GNA11 mutations.

We have had significant operating losses since our inception. Our net losses for the years ended December 31, 2017 and December 31, 2018 were $11.9 million and $34.3 million, respectively. Our net losses for the three months ended March 31, 2018 and March 31, 2019 were $5.7 million and $9.6 million, respectively. As of March 31, 2019, we had an accumulated deficit of $60.1 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. One of our product candidates, IDE196, is currently in a Phase 1 clinical trial being conducted by Novartis and we have multiple other product candidates in preclinical development, as well as early-stage research programs. Our product candidates will require substantial additional development time and resources before we will be able to apply for or receive regulatory approvals and, if approved, begin generating revenue from product sales. In addition, upon the completion of this offering we expect to incur additional costs associated with operating as a public company. We also do not yet have a sales organization or commercial infrastructure and, accordingly, we will incur significant expenses to develop a sales organization or commercial infrastructure in advance of regulatory approval and generating any commercial product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop IDE196, our other product candidates and any future product candidates, conduct clinical trials and pursue research and development activities. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital.

We will require substantial additional financing to achieve our goals, and failure to obtain additional capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

Since our inception, we have invested a significant portion of our efforts and financial resources in research and development activities for our precision medicine target and biomarker discovery platform and our initial preclinical and clinical product candidates. Preclinical studies and clinical trials and additional research and development activities will require substantial funds to complete. As of March 31, 2019, we had cash, cash equivalents and marketable securities of $79.0 million. We believe that we will continue to expend substantial resources for the foreseeable future in connection with the research and development of our precision medicine target and biomarker discovery platform, clinical and preclinical product candidates, and any other future product candidates we may choose to pursue, as well as other corporate uses. Specifically, in the near term, we expect to incur substantial expenses as we advance our synthetic lethality product candidates through preclinical studies, advance IDE196 through clinical development, seek regulatory approval, prepare for and, if approved, proceed to commercialization, and continue our research and development efforts. These expenditures will include costs associated with conducting preclinical studies and clinical trials, obtaining regulatory approvals, and manufacturing and supply, as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully develop and commercialize our product candidates or any future product candidates.

We believe that our existing cash, cash equivalents and short-term marketable securities will allow us to fund our planned operations for at least 12 months following the date of this offering. However, our operating plans and other demands on our capital resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Such financing may result in dilution to stockholders, imposition of burdensome debt covenants and repayment obligations, or other restrictions that may adversely affect our business. If we raise additional funds through licensing or collaboration arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. Attempting to secure additional financing may also divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

Our future capital requirements will depend on many factors, including:

•

the scope, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials, including our planned IDE196 Phase 1/2 clinical trial in solid tumors harboring GNAQ or GNA11 mutations;

•

the scope, progress, results and costs related to the research and development of our precision medicine target and biomarker discovery platform, including costs related to the development of our proprietary libraries and database of tumor genetic information and specific cancer-target dependency networks;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidates or any future product candidates, or any applicable diagnostics;

•	the number and characteristics of any additional product candidates we develop or acquire;

•

the scope, progress, results and costs of developing, in collaboration with certain diagnostic companies, diagnostics for biomarkers associated with our product candidates or any other future product candidates in support of our preclinical studies and clinical trials, including our planned Phase 1/2 clinical trial for IDE196 in solid tumors harboring GNAQ or GNA11 mutations;

•

the cost of coordinating and/or collaborating with certain diagnostic companies for manufacturing and supply of companion diagnostics for biomarkers associated with our product candidates and any future product candidates;

•	our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the License Agreement with

Novartis and the Option and License Agreement with Cancer Research United Kingdom, or CRUK, and University of Manchester;

•

the timing and amount of any milestone, royalty or other payments we are required to make pursuant to any current or future collaboration or license agreement, including under the License Agreement with Novartis or the Option and License Agreement with CRUK and University of Manchester;

•	the cost of manufacturing our product candidates and any future products we successfully commercialize;

•	the cost of commercialization activities, including the cost of building a sales force in anticipation of product commercialization and distribution costs;

•	any product liability or other lawsuits related to our product candidates or future approved products;

•	the expenses needed to attract, hire and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio; and

•	the timing, receipt and amount of sales of any future approved products, if any.

Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities or eliminate one or more of our development programs altogether; or

•

delay, limit, reduce or terminate our efforts to establish manufacturing and sales and marketing capabilities or other activities that may be necessary to commercialize IDE196, if approved, or any other future approved products, or reduce our flexibility in developing or maintaining our sales and marketing strategy.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies.

To date, we have primarily financed our operations through the sale of equity securities. We will be required to seek additional funding in the future and currently intend to do so through collaborations, public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. If we raise additional funds by issuing equity securities, our stockholders may suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights or jointly own some aspects of our technologies or product candidates that we would otherwise pursue on our own.

Our operating results may fluctuate significantly, which will make our future results difficult to predict and could cause our results to fall below expectations.

Our quarterly and annual operating results may fluctuate significantly, which will make it difficult for us to predict our future results. These fluctuations may occur due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

•	the timing and cost of, and level of investment in, research, development and commercialization activities, which may change from time to time;

•	the timing and status of enrollment for our clinical trials;

•	the timing of regulatory approvals, if any, in the United States and internationally;

•	the cost of manufacturing, as well as building out our supply chain, which may vary depending on the quantity of productions, and the terms of any agreements we enter into with third-party suppliers;

•

timing and amount of any milestone, royalty or other payments due under any current or future collaboration or license agreement, including the License Agreement with Novartis or the Option and License Agreement with CRUK and University of Manchester;

•	coverage and reimbursement policies with respect to any future approved products, and potential future drugs that compete with our products;

•	expenditures that we may incur to acquire, develop or commercialize additional products and technologies;

•	the level of demand for any future approved products, which may vary significantly over time;

•	future accounting pronouncements or changes in our accounting policies; and

•

the timing and success or failure of preclinical studies and clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or collaboration partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Risks Related to Our Business

We are early in our development efforts. Our business is dependent on the successful development of our product candidates, future product candidates, and companion diagnostics for biomarkers associated with our product candidates and future product candidates.

Our current product candidates are in early stages of development and we are further developing our precision medicine target and biomarker discovery platform. We have no products approved for sale and our most advanced product candidate, IDE196, is in the early stages of clinical development and will require additional clinical development, regulatory review and approval in each jurisdiction in which we intend to market it, access to sufficient commercial manufacturing capacity, and significant sales and marketing efforts before we can generate any revenue from product sales. As of January 2019, IDE196 has been tested in a single ongoing Phase 1 clinical trial, which has enrolled 107 patients and our other product candidates have not been tested in clinical trials. The success of our business, including our ability to finance our company and generate revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of our product candidates, which may never occur. In the future, we may also become dependent on other product candidates that we may develop or acquire; however, given our early stage of development, it may be many years, if at all, before we have demonstrated the safety and efficacy of a product candidate sufficient to support approval for commercialization.

We have not previously submitted a new drug application, or NDA, to the FDA or similar approval filings to a comparable foreign regulatory authority, for any product candidate. An NDA or other relevant regulatory filing must include extensive preclinical and clinical data and supporting information to establish that the product candidate is safe and effective for each desired indication. The NDA or other relevant regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the product. We cannot be certain that our current or future product candidates will be successful in clinical trials or receive regulatory approval. Further, even if they are successful in clinical trials, our product candidates or any future product candidates may not receive regulatory approval. If we do not receive regulatory approvals for current or future product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approval to market a product candidate, our revenue will depend, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights, as well as the availability of competitive products, whether there is sufficient third-party reimbursement and adoption by physicians.

We plan to seek regulatory approval to commercialize our product candidates both in the United States and in select foreign countries. While the scope of regulatory approval generally is similar in other countries, in order to obtain separate regulatory approval in other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy. Other countries also have their own regulations governing, among other things, clinical trials and commercial sales, as well as pricing and distribution of drugs, and we may be required to expend significant resources to obtain regulatory approval and to comply with ongoing regulations in these jurisdictions.

The clinical and commercial success of our current and any future product candidates will depend on a number of factors, including the following:

•	our ability to raise any additional required capital on acceptable terms, or at all;

•	our ability to develop and successfully utilize our precision medicine target and biomarker discovery platform;

•

timely and successful completion of our preclinical studies and clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;

•

acceptance of investigational new drug applications, or INDs, by the FDA, or similar regulatory filing by a comparable foreign regulatory authority for the conduct of clinical trials of our product candidates and our proposed design of future clinical trials;

•	whether we are required by the FDA or a comparable foreign regulatory agency to conduct additional clinical trials or other studies beyond those planned to support approval of our product candidates;

•	acceptance of our proposed indications and primary endpoint assessments of our product candidates by the FDA and comparable foreign regulatory authorities;

•	the availability or successful development of companion diagnostics for biomarkers associated with our product candidates or any other future product candidates;

•	our ability to make arrangements with third-party manufacturers for, or establish, commercial manufacturing capabilities, and to consistently manufacture our product candidates on a timely basis;

•

our ability, and the ability of any third parties with whom we contract, to remain in good standing with regulatory agencies and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMPs;

•	our ability to demonstrate to the satisfaction of the FDA and comparable foreign regulatory authorities the safety, efficacy and acceptable risk-benefit profile of our product candidates;

•	the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future approved products, if any;

•	the timely receipt of necessary marketing approvals from the FDA and comparable foreign regulatory authorities;

•

achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain, compliance with our contractual obligations and with all regulatory requirements applicable to our current product candidates or any future product candidates or approved products, if any;

•

the willingness of physicians, operators of hospitals and clinics and patients to use or adopt any approved products, as well as the willingness of physicians and other health-care providers to incorporate molecular diagnostics or genetic sequencing into their clinical practice;

•	our ability to successfully develop a commercial strategy and thereafter commercialize any approved products in the United States and internationally, whether alone or in collaboration with others;

•

the availability and level of coverage and adequate reimbursement from managed care plans, private insurers, government payors, such as Medicare and Medicaid, and other third-party payors for any of our product candidates that may be approved;

•	the convenience of our treatment or dosing regimen;

•	our ability to compete with other approved therapies, if any;

•

acceptance by physicians, payors and patients of the benefits, safety and efficacy of our product candidate or any future product candidates, if approved, including relative to alternative and competing treatments;

•	patient demand for any approved products;

•	our ability to establish and enforce intellectual property rights in and to our product candidates; and

•	our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims.

These factors, many of which are beyond our control, could cause us to experience significant delays or an inability to obtain regulatory approvals or commercialize our current or future product candidates. Even if regulatory approvals are obtained, we may never be able to successfully commercialize any products. Accordingly, we cannot provide assurances that we will be able to generate sufficient revenue through the sale of products to continue our business or achieve profitability.

Clinical development of our lead product candidate, IDE196, depends, in part, on data from Novartis’ ongoing Phase 1 clinical trial of IDE196 in patients with metastatic uveal melanoma. We have no control over the execution of Novartis’ trial.

Our most advanced product candidate, IDE196, is currently being evaluated in a Phase 1 clinical trial conducted by Novartis. The ongoing clinical trial has two arms – a monotherapy arm, and a combination arm evaluating IDE196 in combination with Novartis’ p53-MDM2 inhibitor, HDM201. Our license agreement with Novartis provides that we may reference clinical data from the monotherapy arm and safety data from both arms of Novartis’ ongoing clinical trial in our regulatory filings. Updated monotherapy data from Novartis was presented at AACR in April 2019. Enrollment of the combination arm is completed, with 39 patients enrolled as of January 2019 and nine patients continuing on combination therapy as of March 15, 2019. Novartis has indicated that it does not currently intend to enroll patients for the expansion of the combination arm due to portfolio prioritization. Novartis has also indicated, however, that its Phase 1 clinical trial will continue for existing patients enrolled in the combination and monotherapy arms.

We have no control or oversight over the design or implementation of Novartis’ clinical trial. The license agreement does not impose obligations on Novartis with respect to the conduct of the ongoing Phase 1 clinical trial, its timing, or whether Novartis must complete it. Novartis may delay or discontinue the monotherapy arm and/or the combination arm of their ongoing clinical trial at their own discretion as the trial progresses. Failure on behalf of Novartis, or any third parties with which Novartis has separately contracted with respect to the trial, to adhere to the trial protocols, GCP or applicable regulations may delay Novartis’ clinical trial, lead to Novartis’ discontinuation of the trial, or cause the results of the trial to be unacceptable for use in a submission by us to the FDA or a comparable regulatory authority. Furthermore, HDM201 is still in clinical development has not been approved. If Novartis encounters any clinical or regulatory difficulty with regard to HDM201, it may result in the delay or the complete discontinuation of the combination arm of the trial. If Novartis’ clinical trial is delayed or discontinued for any reason, or if we identify another issue with Novartis’ data, it may delay our development of IDE196, or make it difficult or impossible for us to rely on Novartis’ clinical data in regulatory filings as planned. Furthermore, although the agreement requires Novartis to provide us with certain data at specified intervals, if Novartis does not make data available to us, our IDE196 development program may be significantly delayed and we may need to conduct additional studies or trials independently. As a result, we may not be able to obtain regulatory approval for IDE196 in a timely fashion, at the expected cost to us, or at all, and our business, financial position, results of operations and prospects may be adversely affected.

As an organization, we have never conducted a clinical trial, and may be unable to do so for any of our product candidates.

We will need to successfully initiate and complete our own Phase 1 clinical trials and later-stage and pivotal clinical trials in order to obtain FDA or a comparable foreign regulatory body’s approval to market our product candidates. Carrying out clinical trials and the submission of regulatory filings is a complicated process. As an organization, we have not yet conducted any clinical trials for any of our product candidates. Our lead product candidate, IDE196, is currently in a Phase 1 clinical trial being conducted by Novartis. We have filed an IND with the FDA for our own Phase 1/2 clinical trial for IDE196 and expect this clinical trial will begin in the second or third quarter of 2019. As a company, we have limited experience in preparing, submitting and prosecuting regulatory filings, and have not previously submitted any NDA or other comparable foreign regulatory submission for any product candidate. In addition, we have had limited interactions with the FDA and cannot be certain how many additional clinical trials of IDE196 or how many clinical trials of any of our other product candidates will be required or whether the FDA will agree with the design or implementation of our clinical trials. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of IDE196 or any of our other product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing IDE196 or any other product candidate.

The successful development of targeted therapeutics, including therapeutics involving direct targeting an oncogenic pathway and synthetic lethality therapeutics, including our portfolio of synthetic lethality small molecule inhibitors, as well as any related diagnostics, is highly uncertain.

Successful development of targeted therapeutics, including therapeutics involving direct targeting oncogenic pathways and synthetic lethality therapeutics, such as our portfolio of synthetic lethality small molecule inhibitors, as well as any related diagnostics, is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Our precision medicine target and biomarker discovery platform is based on new technologies and methods relating to drug target and biomarker identification, screening and validation, including Dual CRISPR genetic screening and bioinformatics and we have not, to date, sought regulatory approval for any therapeutics developed through our precision medicine target and biomarker discovery platform. As such, it is difficult to accurately predict the developmental challenges we may incur for our current and future product candidates as we proceed through product discovery, identification, preclinical studies and clinical trials.

Our precision medicine target and biomarker discovery platform is novel and may not be effective at identifying targets and/or biomarkers for product candidates. We therefore cannot provide any assurance that we will be able to successfully identify additional product candidates or biomarkers, advance any of these additional product candidates or diagnostics for their associated biomarkers through the development process.

Additionally, particular patient genetic alterations, such as mutations, deletions or fusions may not be functionally active genetic drivers of the disease. Further, whether a genetic alteration is functionally active may be tissue-type dependent and may vary from patient to patient within a specific indication. If that was the case, we would need to functionally validate such genetic alterations, for example, using in vitro and in vivo models, potentially across more than one tumor-tissue type and across multiple cell lines. If some of the genetic alterations are not functionally validated, this would reduce the size of our addressable patient population. Even if genetic alterations are preclinically validated, the relevance of these alterations may not translate into a human clinical setting, and could adversely impact our clinical trial results and our commercial opportunities.

Targeted therapeutics that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	research or preclinical studies may show our targeted small molecule inhibitors or antagonists to be less effective than desired or to have harmful or problematic side effects or toxicities;

•	failure to accurately identify, validate or develop clinically relevant biomarkers for our targeted therapeutic product candidates;

•

clinical trial results may show our targeted therapeutic small molecule inhibitors to be less effective than expected based on preclinical studies (e.g., a clinical trial could fail to meet its primary endpoint(s)) or to have unacceptable side effects or toxicities;

•

failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical trials, patients dropping out of trials, length of time to achieve trial endpoints, additional time requirements for data analysis, IND preparation, discussions with the FDA, an FDA request for additional preclinical or clinical data, or unexpected safety or manufacturing issues;

•	manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that may make our targeted therapeutic small molecule inhibitors uneconomical; and

•

proprietary rights of others and their competing products and technologies that may prevent our targeted therapeutic small molecule inhibitors, or the diagnostics for biomarkers associated with such small molecule inhibitors, from being commercialized.

As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our precision medicine target and biomarker discovery platform will result in the identification, development, and regulatory approval of any products. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a decision by a regulatory authority may be difficult to predict for targeted therapeutic small molecule inhibitors, in large part because of the limited regulatory history associated with them. The clinical trial requirements of the FDA and other comparable foreign regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the product candidate. Except for certain PARP inhibitors, no products based on synthetic lethality have been approved to date by regulators. As a result, the regulatory approval process for product candidates such as ours is uncertain and may be more expensive and take longer than the approval process for product candidates based on other, better known or more extensively studied technologies. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either the United States or other comparable regions of the world or how long it will take to commercialize our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product candidate to market would adversely affect our business, financial condition, results of operations and prospects.

Even if we are successful in obtaining regulatory approval, commercial success of any approved products will also depend in large part on the availability of insurance coverage and adequate reimbursement from third-party payors, including government payors, such as the Medicare and Medicaid programs, and managed care organizations, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost-effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide adequate insurance coverage and reimbursement levels for one any of our products once approved, market acceptance and commercial success would be limited.

In addition, if any of our products is approved for marketing, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration, and will need to continue to comply (or ensure that our third-party providers comply) with cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. In addition, there is always the risk that we or a regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly and any failure to comply or other post-approval issues with our product candidates’ could have a material adverse effect on our business, financial condition, results of operations and prospects.

Preclinical and clinical drug development is a lengthy and expensive process with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates, which could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our business, financial condition, results of operations and prospects. Furthermore, results of earlier studies and trials may not be predictive of future trial results.

Before we can initiate clinical trials for our product candidates, we must submit the results of preclinical studies to the FDA or a comparable foreign regulatory authority along with other information, including information about product candidate chemistry, manufacturing and controls, diagnostics for biomarkers for our product candidates and our proposed clinical trial protocol, as part of an IND application or similar regulatory filing.

Before obtaining marketing approval from regulatory authorities for the sale of any products, we, or our collaboration partners, must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical trials are expensive and can take many years to complete, and their outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. In addition, we may rely in part on preclinical, clinical and quality data generated by contract research organizations, or CROs, and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. Further, pursuant to our license agreement with Novartis, we have a right of reference to certain data from Novartis’ ongoing Phase 1 clinical trial data for our regulatory filings for IDE196.

If these third parties, including Novartis, fail to make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed and we may need to conduct additional studies or trials or collect additional data independently. In either case, our development costs would increase.

Subject to completion of and satisfactory results from preclinical studies, we plan to evaluate IDE196 in combination with one or more additional anti-cancer agent(s), such as an inhibitor of MEK, FAK, mTOR and/or CDK4/6, in a Phase 1/2 clinical trial in patients with metastatic uveal melanoma. This may require us to establish supply agreements and rely upon third parties for supply of such combination agents, or if such combination agents are commercially available, in the absence of a supply agreement, we may incur the cost of purchasing such combination agents and may be at risk of having insufficient supply. We may initiate clinical trials in which our product candidates, including IDE196, are combined with one or more other pharmaceutical agents that have not yet been approved by the FDA or comparable foreign regulatory authorities; in such situations, we may be relying on third parties for obtaining appropriate regulatory approvals and we may have no or limited influence over whether or not such regulatory approvals are achieved for such combination agents.

We and our strategic collaborators also may experience numerous unforeseen events during, or as a result of, any preclinical studies or clinical trials that could delay or prevent us or our strategic collaborators from successfully developing our product candidates, including:

•	we may be unable to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

•	the FDA or a comparable foreign regulatory authority disagreeing as to the design or implementation of our clinical trials;

•	delays in obtaining regulatory authorization to commence a clinical trial;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	obtaining IRB approval at each clinical trial site;

•	recruiting an adequate number of suitable patients to participate in a clinical trial;

•	having patients complete a clinical trial or return for post-treatment follow-up;

•	clinical sites deviating from clinical trial protocol or dropping out of a clinical trial;

•	addressing subject safety concerns that arise during the course of a clinical trial;

•	adding a sufficient number of clinical trial sites;

•	obtaining sufficient quantities of product candidate for use in preclinical studies or clinical trials from third-party suppliers; or

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accessing third-party products or product candidates for use in combination with our product candidates in preclinical studies or clinical trials, including third-party product candidates that have not yet been approved by the FDA.

We may experience numerous adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

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clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon our development programs;

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the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

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we or our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, or be unable to produce sufficient product supply to conduct and complete preclinical studies or clinical trials of our product candidates in a timely manner, or at all;

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we or our investigators might have to suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the quality of our product candidates or other materials necessary to conduct preclinical studies or clinical trials of our product candidates may be insufficient or inadequate;

•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate; and

•	future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, we may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval for our product candidates or not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

•	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements, which could be expensive and time-consuming; or

•	have the treatment removed from the market after obtaining marketing approval.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or another comparable foreign regulatory authority. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for certain of our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the possibility that we could be required to conduct additional preclinical studies before initiating any clinical trials, the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with comparable foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or a regulatory authority concludes that the financial relationship may have affected the interpretation of the clinical trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of the marketing application we submit. Any such delay or rejection could prevent or delay us from commercializing our current or future product candidates.

If any of our preclinical studies or clinical trials of our product candidates are delayed or terminated, the commercial prospects of our product candidates may be harmed, and our ability to ultimately generate revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing our clinical trials may increase our costs, slow down our product candidate development and regulatory approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. If our product candidates and any future product candidates prove to be ineffective, unsafe or commercially unviable, our entire platform and approach would have little, if any, value, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, the results of preclinical studies and clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. Furthermore, for some of our programs, in the future we intend to conduct basket trials, which will be designed to include multiple clinically defined populations under one investigational protocol, although each population is enrolled and analyzed separately. A basket trial design could potentially decrease the time to study new populations by decreasing administrative burden, however, these trials may not provide opportunities for accelerated regulatory pathways, and do not overcome limitations to extrapolating data from the experience in one disease to other diseases, because safety and efficacy results in each indication are analyzed separately. Accordingly, clinical success in a basket trial, or any trial in one indication, may not predict success in another indication. In contrast, in the event of an adverse safety issue, clinical hold, or other adverse finding in one or more indications being tested, such event could adversely affect our trials in the other indications and may delay or prevent completion of the clinical trials. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials for similar indications that we are pursuing due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval of any products.

Synthetic lethality represents an emerging class of precision medicine targets, and negative perceptions of the efficacy, safety or tolerability of this class of targets, including any that we develop, could adversely affect our ability to conduct our business, advance our product candidates or obtain regulatory approvals.

Aside from PARP inhibitors, such as Lynparza, Rubraca, Zejula and Talzenna, no synthetic lethality small molecule inhibitor therapeutics have been approved to date by the FDA or other comparable regulators. Adverse events in future clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of synthetic lethality, or other products that are perceived to be similar to synthetic lethality, such as those related to gene therapy or gene editing, could result in a decrease in the perceived benefit of one or more of our programs, increased regulatory scrutiny, decreased confidence by patients and CROs in our product candidates, and less demand for any product that we may develop. Our substantial pipeline of synthetic lethality small molecule inhibitor product candidates could result in a greater quantity of reportable adverse events or other reportable negative clinical outcomes, manufacturing reportable events or material clinical events that could lead to clinical delays or holds by the FDA or applicable regulatory authority or other clinical delays, any of which could negatively impact the perception of one or more of our synthetic lethality programs, as well as our business as a whole. In addition, responses by U.S. federal, state or foreign governments to negative public perception may result in new legislation or regulations that could limit our ability to develop any product candidates or commercialize any approved products, obtain or maintain regulatory approval, or otherwise achieve profitability. More restrictive statutory regimes, government regulations, or negative public opinion would have an adverse effect on our business, financial condition, results of operations, and prospects, and may delay or impair the development of our product candidates and commercialization of any approved products or demand for any products we may develop.

Tissue-type agnostic basket trials are an emerging clinical approach, that may result in delays in clinical development, additional regulatory requirements and delays in, or the prevention of, our ability to obtain regulatory approval or commercialize our product candidates.

We plan to initiate a Phase 1/2 tissue-type agnostic basket trial in IDE196 in the second or third quarter of 2019 and may also utilize basket trials in clinical trials for other product candidates. Basket trials allow us to evaluate the safety and efficacy of a product candidate in a variety of tumor types with a specific molecular profile. We believe that this clinical approach provides many benefits, however, there are limited precedents, and as a result, there a number of inherent risks.

There is limited precedent for the FDA and foreign regulatory authorities to review and grant tissue-type agnostic approvals. Furthermore, as clinical trials increasingly use classification of tumors by molecular profiling, the FDA or other regulatory authority may change or issue guidance or adopt a policy that adversely affects requirements for basket trials. In the event that such guidance or policy has an effect any of our protocols or trials, as the case may be, it may result in the delay of clinical development, or require us to conduct additional preclinical studies or clinical trials.

Even if we obtain a tissue-type agnostic approval for one or more of our product candidates, there is limited precedent for obtaining reimbursement. Third-party payors may reimburse at different levels across tumor tissue types and indicates, or not at all.

We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidates are being developed. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the preclinical study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

•	the patient eligibility and exclusion criteria defined in the protocol;

•	the size and nature of the patient population required for analysis of the clinical trial’s primary endpoints;

•	the proximity of patients to clinical trial sites;

•	the design of the clinical trial;

•	the risk that enrolled patients will not complete a clinical trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	clinicians’ and patients’ perceptions as to the safety of the product candidate;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new therapies that may be approved for the indications we are investigating as well as any drugs under development; and

•	our ability to obtain and maintain patient consents.

We will be required to identify and enroll a sufficient number of patients for each of our clinical trials. Potential patients for any planned clinical trials may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for such trials. We also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for our planned clinical trials and monitoring such patients adequately during and after treatment. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or a comparable foreign regulatory authority. In addition, the process of finding and diagnosing patients may prove costly.

In addition, our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site.

Furthermore, certain conditions for which we plan to evaluate our current development candidates are rare diseases with limited patient pools from which to draw for clinical trials. For example, our lead product candidate, IDE196, is currently being evaluated in a Phase 1 clinical trial in patients with metastatic uveal melanoma conducted by Novartis. We plan to initiate our own Phase 1/2 basket trial in the second or third quarter of 2019 to evaluate IDE196 in solid tumors harboring GNAQ/GNA11 mutations, including potentially metastatic uveal melanoma, cutaneous melanoma, colorectal cancer, non-small cell lung cancer, and pancreatic cancer. The timing of our clinical trials depends, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods.

The eligibility criteria of our clinical trials, once established, will further limit the pool of available trial participants. If patients are unwilling to participate in our clinical trials for any reason, including the existence of other approved therapies or concurrent clinical trials for similar patient populations, if they are unwilling to enroll in a clinical trial with a placebo-controlled design, or we otherwise have difficulty enrolling a sufficient number of patients, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. Our inability to enroll a sufficient number of patients for any of our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we expect to rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will have limited influence over their actual performance.

We cannot assure you that we will not experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

Our product candidates or any future product candidates may be associated with undesirable side effects or adverse events that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

As with most pharmaceutical products, use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or a comparable foreign regulatory authority. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of these or other side effects. Furthermore, certain of our product candidates, such as IDE196, may be co-administered with third-party approved or experimental therapies. These combinations may have additional side effects. The uncertainty resulting from the use of our product candidates in combination with other therapies may make it difficult to accurately predict side effects in future clinical trials.

To date, only one of our product candidates, IDE196, has been tested in a single ongoing Phase 1 clinical trial, and it was shown to be well tolerated, with the most common adverse events reported being hypotension, GI toxicities, and fatigue. As of September 30, 2018, the most recent date for which we have received validated safety data from Novartis, serious adverse events, or SAEs, suspected to be related to IDE196 in the monotherapy arm BID cohort included one patient who experienced both hepatocellular injury and rash at 300 mg BID, and a second patient with hypotension at 400 mg BID. SAEs suspected to be related to IDE196 in the monotherapy arm QD cohort included constipation, nausea and vomiting at 200 mg QD (one patient), hypotension and one instance of diarrhea at 500 mg QD (three patients), and hypotension at each of 800 mg (one patient) and 1000 mg QD (one patient). If unacceptable side effects arise in the further development of IDE196 or in the development of any of our other product candidates, we, the FDA, the IRBs at the institutions in which the clinical trials are being conducted could suspend or terminate our clinical trials or the FDA or a comparable foreign regulatory authority could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

In addition, even if we successfully advance our product candidates or any future product candidates into and through clinical trials, such trials will likely only include a limited number of patients and limited duration of exposure to our product candidates. As a result, we cannot be assured that adverse effects of our product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of taking our product candidates over a multi-year period.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to recall a product or change the way such product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of the foregoing events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and result in the loss of significant revenues to us, which would adversely affect our business, financial condition, results of operations and prospects. In addition, if one or more of our product candidates prove to be unsafe, our entire technology platform and pipeline could be affected, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to successfully develop molecular diagnostics for biomarkers that enable patient selection and/or that demonstrate drug-target interaction, or experience significant delays in doing so, we may not realize the full commercial potential of our product candidates.

A key component of our strategy includes the use of molecular diagnostics to guide patient selection and/or to confirm target engagement of our product candidates. In some cases, a diagnostic may be commercially available, for example, on a tumor-profiling panel. If not already commercially available, we will continue collaborations with diagnostic companies Foundation Medicine and Ventana (Roche Diagnostics) and anticipate collaborating with other partners, potentially including Guardant Health and Illumina, for development of diagnostics for biomarkers associated with our product candidates. We may have difficulty in establishing or maintaining such development relationships, and we will face competition from other companies in establishing these collaborations.

There are also several risks associated with biomarker identification and validation. We, in collaboration with any diagnostic partners, may not be able to identify predictive biomarkers or pharmacodynamic biomarkers for one or more of our programs. We may not be able to validate potential biomarkers (e.g., certain genetic mutations) or their functional relevance preclinically in relevant in vitro or in vivo models. Data analytics and information from databases that we rely on for identifying or validating some of our biomarker-target relationships may not accurately reflect potential patient populations. Potential biomarkers, even if validated preclinically, may not be functionally validated in human clinical trials.

If we, in collaboration with these parties, are unable to successfully develop companion diagnostics for our product candidates, or experience delays in doing so, the development of our product candidates may be adversely affected. The development of companion diagnostic products requires a significant investment of working capital, and may not result in any future income. This could require us to raise additional funds, which could dilute our current investors or impact our ability to continue our operations in the future.

There are also risks associated with diagnostics that are commercially available, including that we may not have access to reliable supply for such diagnostics.

The failure to obtain required regulatory approvals for any companion diagnostic tests that we may pursue may prevent or delay approval of our product candidates. Moreover, the commercial success of any of our product candidates may be tied to the regulatory approval, market acceptance and continued availability of a companion diagnostic.

The FDA regulates in vitro companion diagnostics as medical devices that will likely be subject to clinical trials in conjunction with the clinical trials for our product candidates, and which will require regulatory clearance or approval prior to commercialization. We plan to collaborate with third parties for the development, testing and manufacturing of these companion diagnostics, the application for and receipt of any required regulatory clearances or approvals, and the commercial supply of these companion diagnostics. Our third-party collaborators may fail to obtain the required regulatory clearances or approvals, which could prevent or delay approval of our product candidates. In addition, the commercial success of any of our product candidates may be tied to and dependent upon the receipt of required regulatory clearances or approvals of the companion diagnostic.

Even if a companion diagnostic is approved, we will rely on the continued ability of any third-party collaborator to make the companion diagnostic commercially available to us on reasonable terms in the relevant geographies. Furthermore, if commercial tumor profiling panels are not able to be updated to include additional tumor-associated genes, or if clinical oncologists do not incorporate molecular or genetic sequencing into their clinical practice, we may not be successful in developing or commercializing our existing product candidates or any future product candidates.

Interim, “topline” and preliminary data from our clinical trials may differ materially from the final data.

From time to time, we may publicly disclose preliminary or “topline” data from our clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same clinical trials, or different conclusions or considerations may qualify such topline results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business, financial condition, results of operations and prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and the value of our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically a summary of extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or our business. If the topline data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, operating results and prospects.

We may be unable to obtain regulatory approval for our product candidates or any future product candidates. The denial or delay of such approval would delay commercialization of our product candidates and adversely impact our business, financial condition, operating results and prospects.

In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States until we receive approval of an NDA from the FDA.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or a comparable foreign regulatory authority, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA or comparable foreign regulatory authorities. The FDA or a comparable foreign regulatory authority, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or may object to elements of our clinical development program.

The FDA or a comparable foreign regulatory authority can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or implementation of our clinical trials;

•	negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance required by the FDA or a comparable foreign regulatory agency for approval;

•	serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

•	we are unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA’s or the applicable comparable foreign regulatory agency’s non-approval of the formulation, labeling or specifications of our product candidates or any of our future product candidates;

•	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree regarding the formulation, labeling and/or the specifications of our product candidates;

•	such authorities may only approve indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use;

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such authorities may find deficiencies in the manufacturing processes or facilities of our third-party manufacturers with which we or any of our potential future collaborators contract for clinical and commercial supplies; and

•	the approval policies or regulations of such authorities may significantly change in a manner rendering our or any of our potential future collaborators’ clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us or any of our potential future collaborators from commercializing any products.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or comparable foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Even if we eventually complete clinical trials and receive approval of an NDA or foreign marketing application for a product, the FDA or a comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, and/or the implementation of a

REMS, which may be required to ensure safe use of the drug after approval. The FDA or a comparable foreign regulatory authority also may approve a product candidate for a more limited indication or patient population than we originally requested, and the FDA or a comparable foreign regulatory authority may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

We may develop our product candidates and future product candidates in combination with other therapies, and safety or supply issues with combination-use products may delay or prevent development and approval of our product candidates.

We may develop our product candidates in combination with one or more cancer therapies, both approved and unapproved. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. Similarly, if the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We may also evaluate our product candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or a similar regulatory authority outside of the United States. We may be unable to effectively identify and collaborate with third parties for the evaluation of our product candidates in combination with their therapies. We will not be able to market and sell any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval. The regulations prohibiting the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other government agencies. In addition, there are additional risks similar to the ones described for our products currently in development and clinical trials that result from the fact that such cancer therapies are unapproved, such as the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

If the FDA or a similar regulatory authority outside of the United States does not approve these other drugs or revokes approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop, we may be unable to obtain approval of or market such product.

A breakthrough therapy designation by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will obtain marketing approval.

We may seek a breakthrough therapy designation for some of our product candidates, including IDE196. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the clinical trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval. For some of our programs for which we intend to conduct basket trials, which will be designed to include multiple clinically defined populations under one investigational protocol though each population is enrolled and analyzed separately, we may not be eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our drug candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We face significant competition in an environment of rapid technological and scientific change, and our failure to effectively compete may prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do and we may not be able to successfully compete.

The biotechnology and pharmaceutical industries in particular are characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. We compete with a variety of multinational biopharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or will likely develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any new treatments that enter the market. We believe that a significant number of product candidates are currently under development, and may become commercially available in the future, for the treatment of diseases and other conditions for which we may try to develop product candidates. Our competitors may obtain regulatory approval of their products more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. We believe that while our precision medicine target and biomarker discovery platform and our scientific and technical know-how give us a competitive advantage in this space, competition from many sources remains. Our competitors include larger and better funded biopharmaceutical, biotechnological and oncology therapeutics companies, as well as universities and other research institutions.

Our commercial opportunity and success will be reduced or eliminated if competing products emerge that are safer, more effective, or less expensive than the therapeutics we develop. Our competitors may develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than us in manufacturing and marketing their products.

Although we believe that IDE196 is currently the most advanced small molecule PKC inhibitor for genetically-defined cancers having GNAQ or GNA11 gene mutations in clinical trials, others may receive approval for competitive products before we do. If any of our product candidates are approved, they will compete with a range of therapeutic treatments that are either in development or currently marketed. For IDE196, our small molecule inhibitor targeting PKC in genetically-defined solid tumors having GNAQ or GNA11 mutations or other genetic alterations that activate the PKC signaling pathway, other companies are conducting research and development of potential therapies for metastatic uveal melanoma based on other targets and approaches. For example, Immunocore, is developing IMCgp100 as monotherapy for metastatic uveal melanoma in a current Phase 2 clinical trial for patients with the HLA-A2 allele – which represents approximately 50% of metastatic uveal melanoma patients. For our pipeline of small molecule therapeutics based on synthetic lethality, potential competition includes established companies as well as earlier-stage emerging biotechnology companies. Multiple companies have been involved with research and development of PARP inhibitors, including AstraZeneca (Lynparza), Clovis (Rubraca), Tesaro (Zejula), and Pfizer (Talzenna). With respect to our MAT2A inhibitor for solid tumors having MTAP gene deletion, Agios is developing AG-270 in a Phase 1 clinical trial for certain advanced solid tumors or lymphoma in partnership with Celgene, which has certain rights to the program. Additionally, several other early-stage companies, including Artios, Cyteir, KSQ, MetaboMed, NeoMed, Repare and Tango are performing research in synthetic lethality.

Furthermore, we also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic, including branded generic, products. As a result, obtaining market acceptance of, and a gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

In some cases we may also develop diagnostics to enable relevant biomarker screening for clinical and commercial purposes in connection with our product candidates. If not already commercially available, we anticipate working in collaboration with diagnostic companies for this development, and we will face competition from other companies in establishing these collaborations. Our competitors will also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, coverage, reimbursement and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competing products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

We expect to expand our development and regulatory capabilities and potentially implement sales and distribution capabilities, and as a result, we will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of March 31, 2019, we had 58 employees. We will need to continue to expand our managerial, operational, finance and other resources in order to manage our operations and clinical trials, continue our development activities, submit for regulatory approval and, if approved, commercialize our lead product candidate or any future product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

•	manage our preclinical studies and clinical trials effectively;

•	identify, recruit, retain, incentivize and integrate additional employees, including sales personnel;

•	manage our internal development and operational efforts effectively while carrying out our contractual obligations to third parties; and

•	continue to improve our operational, financial and management controls, reports systems and procedures.

There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented, or that we will have adequate space in our laboratory facilities to accommodate such required expansion.

We currently have no sales organization. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell any products effectively, if approved, or generate product revenue.

We currently do not have a marketing or sales organization. In order to commercialize any product, if approved, in the United States and foreign jurisdictions, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. In advance of any of our product candidates receiving regulatory approval, we expect to establish a sales organization with technical expertise and supporting distribution capabilities to commercialize each such product candidate, which will be expensive and time-consuming. We have no prior experience in the marketing, sale and distribution of pharmaceutical products, and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates. If we are not successful in commercializing products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

If we fail to attract and retain senior management and key scientific personnel, our business may be materially and adversely affected.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, particularly our President and Chief Executive Officer, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of any products, initiation or completion of our planned clinical trials or the commercialization of our lead product candidate or any other product candidates.

Competition for qualified personnel in the biotechnology and biopharmaceutical fields is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and if we initiate commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

We depend on our information technology systems, and any failure of these systems could harm our business. Security breaches, loss of data or financial assets, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, results of operations and financial condition.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information, including both our own and that of third parties. We have established physical, electronic and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber attacks or intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization.

The risk of a security breach or disruption or data loss, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the pervasive use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property, including both our own and that of third parties. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Clinical Health Act of 2009, or HITECH, and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. We would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our employees and independent contractors, including principal investigators, consultants, collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.

We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate: the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing standards; U.S. federal and state healthcare fraud and abuse, data privacy laws and other similar non-U.S. laws; or laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials, or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, financial condition, results of operations and prospects.

Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our product candidates and other hazardous compounds. We and any third-party manufacturers and suppliers we engage are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination, which could cause an interruption of our research and development efforts, commercialization efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.

Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We attempt to distribute our technology, biology, execution and financing risks across a range of therapeutic classes, disease states, programs and technologies. Due to the significant resources required for the development of our broad portfolio of programs, and depending on our ability to access capital, we must make certain risk assessments and prioritize development of certain product candidates. Moreover, we may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Our organization is committed to a broad approach to precision medicine that seeks to maximize our integrated biomarker and small molecule drug discovery capabilities. Our current portfolio consists of seven programs, extending across multiple classes of precision medicine, including direct targeting of oncogenic pathways and synthetic lethality. Together, these programs require significant capital investment. The directly targeted therapy programs are at various stages of preclinical and early clinical development, and our synthetic lethality programs are in the target identification, validation and lead optimization stages of development. We seek to maintain a process of prioritization and resource allocation to maintain an optimal balance between advancing and expanding our synthetic lethality and direct targeting programs. Because we have limited financial and managerial resources, we focus on specific product candidates, indications and discovery programs. For example, we are currently focusing our research and development efforts on direct targeting of oncogenic pathways and synthetic lethality, and are no longer expending resources on precision medicine immuno-oncology programs, such as our aryl hydrocarbon receptor, or AhR, program, for which we have identified a lead candidate IDE697. As a result, we may forgo or delay pursuit of opportunities with other product candidates that could have had greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Furthermore, as our programs progress, we or others may determine: that certain of our risk allocation decisions were incorrect or insufficient; that we made platform level technology mistakes; that individual programs or our approach to synthetic lethality or precision medicine in general has technology or biology risks that were unknown or underappreciated; that our choices on how to build our organizational infrastructure to drive our expansion will result in an inability to manufacture our products for clinical trials or otherwise impede our manufacturing capabilities; or that we have allocated resources in such a way that large investments are not recovered and capital allocation is not subject to rapid re-direction. All of these risks may relate to our current or future precision medicine programs or companion diagnostics, and in the event material decisions in any of these areas turn out to have been incorrect or under-optimized, we may experience a material adverse impact on our business, financial condition, results of operations and prospects.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters is located in the San Francisco Bay Area, which in the past has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. Earthquakes, wildfires or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters or other facilities, that damaged critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Furthermore, the third parties on which we depend, including suppliers, contract manufacturers and CROs are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, manufacturing arrangements or interfere with a preclinical study or clinical trial, it could have a material adverse effect on our business.

Risks Related to Our Dependence on Third Parties

We rely on third parties to conduct certain of our preclinical studies and all of our clinical trials and intend to rely on third parties in the conduct of all of our future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or meet expected deadlines, it may delay or prevent us from seeking or obtaining regulatory approval or commercializing our current or future product candidates.

We currently do not have the ability to independently conduct preclinical studies that comply with the regulatory requirements known as good laboratory practice, or GLP, requirements. We also do not currently have the ability to independently conduct any clinical trials. The FDA and regulatory authorities in other jurisdictions require us to comply with regulations and standards, commonly referred to as GCP, requirements for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the clinical trial patients are adequately informed of the potential risks of participating in clinical trials. We rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct GLP-compliant preclinical studies and GCP-compliant clinical trials on our product candidates properly and on time. The third parties with whom we contract for execution of our GLP-compliant preclinical studies and our GCP-compliant clinical trials play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our GLP-compliant preclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

Many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. Further, some of these agreements may also be terminated by such third parties on short notice, or under certain circumstances, including our insolvency. If the third parties conducting our preclinical studies or our clinical trials do not adequately perform their contractual duties or obligations, experience significant business challenges, disruptions or failures, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols or to GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be difficult, costly or impossible, and our preclinical studies or clinical trials may need to be extended, delayed, terminated or repeated. As a result, we may not be able to obtain regulatory approval in a timely fashion, or at all, for the applicable product candidate, and our business, financial position, results of operations and prospects may be adversely affected.

We rely on third parties for the manufacture of our product candidates for preclinical and clinical development and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to build our own clinical or commercial scale manufacturing capabilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and related raw materials for preclinical and clinical development, as well as for commercial manufacture of any future approved products. The facilities used by third-party manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of drug products. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, including requirements related to the manufacturing of high potency compounds, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities.

In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

In addition, we may be unable to establish or renew any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

•	breach of the manufacturing agreement by the third party;

•	failure to manufacture our product according to our specifications;

•	failure to manufacture our product according to our schedule or at all;

•	misappropriation of our proprietary information, including our trade secrets and know-how; and

•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time-consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our product candidates. If our current third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all.

We rely on, and in the future may rely on, third-party databases and collaborations with third parties to inform patient selection and drug target identification for our existing product candidates and any future product candidates and for the supply of biomarker companion diagnostics.

We are using bioinformatics, including data analytics, biostatistics, and computational biology, to identify new target and biomarker opportunities. As part of this approach, we interrogate public and proprietary databases comprising human tumor genetic information and specific cancer-target dependency networks, including databases such as The Cancer Genome Atlas, or TCGA, Broad Institute’s Project Achilles, Novartis’ Project Drive, Memorial Sloan Kettering Cancer Center’s IMPACT, American Association for Cancer Research or AACR’s Project GENIE, Foundation Medicines’ FoundationInsights, Cancer Cell Line Encyclopedia, Genomics England’s 100,000 Genomes Project, and National Institute of Health or NIH’s Genotype-Tissue Expression or GTEx Portal. We rely on these databases and data analytics for identifying or validating some of our biomarker-target relationships and access to these databases may not continue to be available publicly or through a proprietary subscription on acceptable terms. For example, Foundation Medicine was recently acquired by Roche, and its approach to making this data available may change.

Many of our precision medicine targeted therapeutic product candidates also rely on the availability and use of commercially available tumor diagnostics panels or data on the prevalence of our target patient population, such as those produced by Foundation Medicine, Guardant Health and Illumina, to inform the patient selection and drug target identification for our product candidates. In cases where such biomarker diagnostic is not already commercially available, we expect to establish strategic collaborations for the clinical supply and development of companion diagnostics. If these diagnostics are not able to be developed, or if commercial tumor profiling panels are not able to be updated to include additional tumor-associated genes, or if clinical oncologists do not incorporate molecular or genetic sequencing into their clinical practice, we may not be successful in developing our existing product candidates or any future product candidates.

We depend on third-party suppliers for key materials required for the production of our product candidates, and the loss of these third-party suppliers or their inability to supply us with adequate materials could harm our business.

We rely on third-party suppliers for certain materials, such as starting reagents, required for the production of our product candidates and/or for certain materials and assays, such as diagnostics, for clinical and commercial use of our product candidates. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of materials involve several risks, including limited control over pricing, availability, quality and delivery schedules. As a small company, our negotiation leverage is limited and we are likely to get lower priority than our competitors that are larger than we are. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our product candidates until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

Additionally, the facilities to manufacture our product candidates must be the subject of a satisfactory inspection before the FDA or other regulatory authorities approve an NDA or grant a marketing authorization for the product candidate manufactured at that facility. We will depend on these third-party manufacturing partners for compliance with the FDA’s requirements for the manufacture of our finished products. If our manufacturers cannot successfully manufacture material that conforms to our specifications and the FDA’s and other regulatory authorities’ cGMP requirements, our product candidates will not be approved or, if already approved, may be subject to recalls.

Furthermore, certain of the third-party suppliers on which we rely are based in the People’s Republic of China, or PRC. The evolving trade dispute between the PRC and the United States has resulted in the imposition of significant tariffs on certain imports from the PRC. Any deterioration of the relationship between the United States and the PRC, or the imposition of more stringent export controls or tariffs applicable to our suppliers in the PRC, could adversely affect our ability to obtain the raw materials required for the manufacture of our product candidates, and therefore adversely affect our business, financial condition, results of operations and prospects.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	the possibility of a breach of the manufacturing agreements by the third parties because of factors beyond our control;

•	the possibility of termination or nonrenewal of the agreements by the third parties before we are able to arrange for a qualified replacement third-party manufacturer; and

•	the possibility that we may not be able to secure a manufacturer or manufacturing capacity in a timely manner and on satisfactory terms in order to meet our manufacturing needs.

Any of these factors could cause the delay of approval or commercialization of any products, cause us to incur higher costs or prevent us from commercializing any products successfully. Furthermore, if any of our product candidates are approved and contract manufacturers fail to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality and on a timely basis, we would likely be unable to meet demand for our products and could lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the FDA or any other relevant regulatory authority.

If we fail to comply with our obligations under our license agreement with Novartis, we could lose license rights that are important to our business.

Our license agreement with Novartis provides that we must use commercially reasonable efforts to obtain regulatory approval for a product candidate using the licensed compound. The agreement further imposes an obligation to make various milestone payments and royalty payments as well as other obligations on us. If we materially breach the terms of the license agreement and fail to cure such breach within 90 days of being notified of the breach, then Novartis may terminate the license agreement. In addition, Novartis has the right to terminate on our insolvency. If the agreement is terminated, then we will not be able to further develop or commercialize, as the case may be, IDE196 or any future related product candidates.

Furthermore, any dispute with Novartis may result in the delay or termination of the research, development or commercialization of IDE196 or any future related product candidates, and may result in costly litigation or arbitration that diverts management attention and resources away from our day-to-day activities, which may adversely affect our business, financial condition, results of operations and prospects.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates or diagnostics associated with such product candidates.

In the future, we may seek to enter into additional collaboration arrangements for the development or commercialization of certain of our product candidates or diagnostics for biomarkers associated with our product candidates. To the extent that we decide to enter into collaboration agreements in the future, we may face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain and challenging to manage. We may not be successful in our efforts to prudently manage our existing collaborations or to enter new ones should we chose to do so. The terms of new collaborations or other arrangements that we may establish may not be favorable to us.

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include risks that:

•	collaborators may have significant discretion in determining the efforts and resources that they will apply to collaborations;

•

collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to their acquisition of competitive products or their internal development of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•

a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future product candidates or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, which may result in a need for additional capital to pursue further development or commercialization of the applicable current or future product candidates;

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collaborators may own or co-own intellectual property covering products that result from our collaboration with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;

•	disputes may arise with respect to the ownership of any intellectual property developed pursuant to our collaborations; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If we engage in future acquisitions or strategic collaborations, it may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•

our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Risks Related to Commercialization of Our Product Candidates

Even if we receive regulatory approval for any product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

If one of our product candidates is approved, it will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

For example, the FDA may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly and time-consuming post-approval studies, post-market surveillance or clinical trials to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCP requirements for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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suspension or withdrawal of regulatory approval, restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or additional clinical trials;

•	suspension of any of our ongoing clinical trials;

•	fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize any future approved product and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

In addition, if any of our product candidates is approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump Administration may impact our business and industry. Namely, the Trump Administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive

Orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

The incidence and prevalence of our target patient populations are estimations. If the market opportunities for our product candidates are smaller than we estimate, our business, financial position, results of operations and prospects may be harmed.

We rely on various sources, including published literature and public or proprietary databases, to ascertain an estimate of the number of patients having particular genetic alterations, such as mutations, deletions or fusions, across various tissue-type specific indications. The determinable prevalence may vary depending on the source and quality of the underlying data and in some cases, insufficient data or poorly curated data may impact our ability to accurately estimate the prevalence of our target patient populations for each indication and in the aggregate across multiple indications both in the clinical trial setting, as well as in the commercial setting, if our product is approved. If the market opportunities for our product candidates are smaller than we estimate, our business, financial position, results of operations and prospects may be harmed. In addition, upon treatment with our product candidates, patients may have or develop resistance to our product candidates, reducing the addressable patient population and duration of treatment.

Even if our product candidates or any future product candidate obtains regulatory approval, they may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

Even if our product candidates or any future product candidate receives FDA or other regulatory approvals, the commercial success of any product will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. For a variety of reasons, including among other things, competitive factors, pricing or physician preference, reimbursement by insurers, the degree and rate of physician and patient adoption of any products, if approved, will depend on a number of factors, including:

•	the clinical indications for which the product is approved and patient demand for approved products that treat those indications;

•	the safety and efficacy of our product as compared to other available therapies;

•	the availability of companion diagnostics for biomarkers associated with our product candidates or any other future product candidates;

•	the time required for manufacture and release of our products;

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the availability of coverage and adequate reimbursement from managed care plans, private insurers, government payors (such as Medicare and Medicaid) and other third-party payors for any of our products that may be approved;

•	acceptance by physicians, operators of hospitals and clinics and patients of the product as a safe and effective treatment;

•	physician and patient willingness to adopt a new therapy over other available therapies for a particular indication;

•	proper training and administration of our product candidates by physicians and medical staff;

•	patient satisfaction with the results and administration of our product candidates and overall treatment experience, including, for example, the convenience of any dosing regimen;

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the cost of treatment with our product candidates in relation to alternative treatments and reimbursement levels, if any, and willingness to pay for the product, if approved, on the part of insurance companies and other third-party payors, physicians and patients;

•	the prevalence and severity of side effects;

•	limitations or warnings contained in the FDA-approved labeling for our products;

•	the willingness of physicians, operators of hospitals and clinics and patients to utilize or adopt our products as a solution;

•	any FDA requirement for a REMS;

•	the effectiveness of our sales, marketing and distribution efforts;

•	adverse publicity about our products or favorable publicity about competitive products; and

•	potential product liability claims.

We cannot assure you that our current or future product candidates, if approved, will achieve broad market acceptance among physicians and patients. Any failure by our product candidates that obtain regulatory approval to achieve market acceptance or commercial success would adversely affect our business, financial condition, results of operations and prospects.

The successful commercialization of any products will depend in part on the extent to which governmental authorities, private health insurers, managed care plans and other third-party payors provide coverage, adequate reimbursement levels and implement pricing policies favorable for any products. Failure to obtain or maintain coverage and adequate reimbursement for products, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and adequacy of reimbursement by governmental healthcare programs, such as Medicare and Medicaid, private health insurers, managed care plans and other third-party payors are essential for most patients to be able to afford medical services and pharmaceutical products such as our product candidates that receive FDA approval. Our ability to achieve acceptable levels of coverage and reimbursement by third-party payors for our products will have an effect on our ability to successfully commercialize our product candidates.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication, or place products at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligation imposed on patients. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service. As a result, the coverage determination process will often require us to provide scientific and clinical support for the use of our products to each payor separately and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. We cannot be sure that coverage will be available for any product that we may develop. A decision by a third-party payor not to cover any of our product candidates could reduce physician utilization of our products once approved and adversely affect our business, financial condition, results of operations and prospects.

Assuming there is coverage for our products, if any, by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases on short notice, and we believe that changes in these rules and regulations are likely.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar or a less expensive therapy is available. It is possible that a third-

party payor may consider our product candidates as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our products, pricing of other third-party therapeutics may limit the amount we will be able to charge for our products. These third-party payors may deny or revoke the reimbursement status of our products, if approved, or establish prices for our products at levels that are too low to enable us to realize an appropriate return on our investment. If reimbursement is not available, is decreased or eliminated in the future, or is available only at limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on our products.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products, if any. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products, and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any products.

We face an inherent risk of product liability as a result of the planned clinical trials of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranty. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of any products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any products;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to clinical trial participants or patients;

•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize any products.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products. We plan to obtain product liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing any of our product candidates, we intend to expand our insurance coverage to include the sale of such product candidate; however, we may be unable to obtain this liability insurance on commercially reasonable terms or at all.

Risks Related to Intellectual Property

Our success depends on our ability to obtain and maintain protection for our intellectual property and our proprietary technologies and to avoid infringing the rights of others.

Our commercial success depends in part on our ability to obtain and maintain patent, trade secret and other intellectual property protection for our product candidates and proprietary technologies as well as our ability to operate without infringing upon the proprietary rights of others.

We and our licensors have applied, and we intend to continue applying, for patents covering important aspects of our product candidates, proprietary technologies and their uses as we deem appropriate. However, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to apply for patents on certain aspects of our current or future product candidates and proprietary technologies in a timely fashion, at a reasonable cost, in all jurisdictions, or at all.

Our patent applications cannot be enforced against third parties practicing the inventions claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the invention as claimed. The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our actual or potential future collaborators or licensors will be successful in protecting our product candidates and proprietary technologies by obtaining and defending patents. These risks and uncertainties include the following:

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the United States Patent Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other requirements during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

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our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained or licensed patents that will limit, interfere with or eliminate our ability to make, use and sell our product candidates;

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other parties may have designed around our claims or developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position;

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any successful opposition to any patents owned by or licensed to us could deprive us of rights necessary for the practice of our technologies or the successful commercialization of any product candidates that we may develop;

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because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensors were the first to file any patent application related to our product candidates and proprietary technologies;

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an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications for any application with an effective filing date before March 16, 2013;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. It is possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. And although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents or the patent rights that we license from others, may be challenged in the courts or patent offices in the United States and abroad. Once granted, patents may remain open to opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action or similar proceedings in court or before patent offices in the United States or foreign jurisdictions for a given period after allowance or grant, during which time third parties can raise objections against such patents. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, all of which could limit our ability to stop others from using or commercializing similar or identical product candidates, or limit the duration of the patent protection of our product candidates.

The degree of future protection for our patent rights is uncertain, and we cannot ensure that:

•	any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product candidates;

•	any of the patents we own or license will be found to ultimately be valid and enforceable if subject to challenge;

•	any patents issued to us or our licensors will provide a basis for an exclusive market for any commercially viable products we may develop or will provide us with any competitive advantages;

•	we will develop or in-license additional proprietary technologies that are patentable;

•	the patents of others will not have an adverse effect on our business;

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our competitors do not conduct research and development activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and

•	our commercial activities will not infringe upon the patents of others.

Our ability to enforce patent rights also depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. If we initiate lawsuits to protect or enforce our patents, or litigate against third-party claims, such proceedings would be expensive and would divert the attention of our management and technical personnel.

Where we obtain licenses from or collaborate with third parties, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties, or such activities, if controlled by us, may require the input of such third parties. We may also require the cooperation of our licensors and collaborators to enforce any licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. Moreover, if we do obtain necessary licenses, we will likely have obligations under those licenses, and any failure to satisfy those obligations could give our licensor the right to terminate the license. Termination of a necessary license, or expiration of licensed patents or patent applications, could have a material adverse impact on our competitive position, business, financial condition, results of operations and prospects.

Furthermore, our owned and in-licensed intellectual property rights may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of our owned and in-licensed patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations, and prospects.

If we fail to obtain sufficient patent or other intellectual property protection for our product candidates or proprietary technologies or if we lose any patent or other intellectual property protection for our product candidates or proprietary technologies, our business, financial condition, results of operations and prospects could be adversely affected.

If we do not obtain patent term extension for patents covering our product candidates, our business may be materially harmed, and in any case, the terms of our patents may not be sufficient to effectively protect our product candidates and business.

Patents have a limited term. In most countries, including the United States, the expiration of a patent is generally 20 years after its first effective non-provisional filing date. However, depending upon the timing, duration and specifics of FDA marketing approval of IDE196, our other product candidates or any future product candidates, one or more of any U.S. patents we may be issued or have licensed may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments.

The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA-approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our competitive position, business, financial condition, results of operations, and prospects could be harmed, possibly materially.

If there are delays in obtaining regulatory approvals or other additional delays, the period of time during which we can market our product candidates under patent protection could be further reduced. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. Once the patent term has expired, we may be open to competition from similar or generic products. The launch of a generic version of one of our products in particular would be likely to result in an immediate and substantial reduction in the demand for that product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our rights to develop and commercialize our product candidates are subject in part to the terms and conditions of licenses granted to us by others, and the patent protection, prosecution and enforcement for some of our product candidates may be dependent on our licensors.

We currently are reliant upon licenses of certain intellectual property rights and proprietary technology from third parties that are important or necessary to the development of our proprietary technology, including technology related to our product candidates. For example, we rely on our exclusive license agreement with Novartis for the clinical development of IDE196 and our option and license agreement with CRUK for the clinical development of PARG inhibitors. These licenses, and other licenses we may enter into in the future, may not provide adequate rights to use such intellectual property rights and proprietary technology in all relevant fields of use or in all territories in which we may wish to develop or commercialize technology and product candidates in the future. Licenses to additional third-party proprietary technology or intellectual property rights that may be required for our development programs may not be available in the future or may not be available on commercially reasonable terms. In that event, we may be required to expend significant time and resources to redesign our proprietary technology or product candidates or to develop or license replacement technology, which may not be feasible on a technical or commercial basis. If we are unable to do so, we may not be able to develop and commercialize technology and product candidates in fields of use and territories for which we are not granted rights pursuant to such licenses, which could harm our business, financial condition, results of operations and prospects significantly.

In some circumstances, we may not have the right to control the preparation, filing, prosecution and enforcement of patent applications, or to maintain the patents, covering technology that we license from third parties. In addition, some of our agreements with our licensors require us to obtain consent from the licensor before we can enforce patent rights, and our licensor may withhold such consent or may not provide it on a timely basis. Therefore, we cannot be certain that our licensors or collaborators will prosecute, maintain, enforce and defend such intellectual property rights in a manner consistent with the best interests of our business, including by taking reasonable measures to protect the confidentiality of know-how and trade secrets, or by paying all applicable prosecution and maintenance fees related to intellectual property registrations for any of our product candidates. We also cannot be certain that our licensors have drafted or prosecuted the patents and patent applications licensed to us in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. This could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products.

Our current licenses impose, and our future licenses likely will impose, various royalty payments, milestones, and other obligations on us. If we fail to comply with any of these obligations, we may be subject to liability, including the payment of damages, and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from developing and commercializing our product candidates and proprietary technologies. Furthermore, if any current or future licenses terminate, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties may gain the freedom to seek regulatory approval of, and to market, products similar or identical to our planned products. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in product candidates that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize product candidates, we may be unable to achieve or maintain profitability. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property rights that are subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

We may fail to comply with any of our obligations under existing or future agreements pursuant to which we license or have otherwise acquired intellectual property rights or technology, which could result in the loss of rights or technology that are material to our business.

We are party to various agreements that we depend on to operate our business, including intellectual property rights relating to IDE196, in particular, our agreement with Novartis. Our rights to use currently licensed intellectual property, or intellectual property to be licensed in the future, are or will be subject to the continuation of and our compliance with the terms of these agreements. These agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations which could lead to disputes, including but not limited to those regarding:

•	the scope of rights granted under the license agreement;

•	the extent to which our proprietary technology and product candidates infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights;

•	diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the creation or use of intellectual property by us or our counterparties, alone or jointly;

•	the scope and duration of our payment obligations;

•	rights upon termination of such agreement; and

•	the scope and duration of exclusivity obligations of each party to the agreement.

The resolution of any contractual interpretation dispute that may arise, if unfavorable to us, could have a material adverse effect on our business, financial condition, results of operations and prospects. Such resolution could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, increase what we believe to be our financial or other obligations under the relevant agreement or decrease the third party’s financial or other obligations under the relevant agreement.

Furthermore, if disputes over intellectual property rights that we have licensed or acquired from third parties prevent or impair our ability to maintain our current license agreements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. If we fail to comply with our obligations under current or future license agreements, these agreements may be terminated or the scope of our rights under them may be reduced and we might be unable to develop, manufacture or market any product that is licensed under these agreements.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Our programs may require the use of intellectual property rights held by third parties to which we do not have rights. In such a case, the growth of our business will depend in part on our ability to acquire, in-license or use these rights. However, we may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates on reasonable terms and conditions or at all.

The acquisition or licensing of intellectual property rights for pharmaceutical products is very competitive. If we seek to acquire or license additional intellectual property rights, we may face substantial competition from a number of more established companies, some of which have acknowledged strategies to license or acquire products, and many of which have more institutional experience and greater financial and other resources than we have. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities, as may other emerging companies taking similar or different approaches to product licenses and/or acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines, which may provide those companies with an even greater competitive advantage. Furthermore, companies that perceive us to be a competitor may be unwilling to assign or license rights to us or may interfere with our acquisition or licensing of rights from others. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

We have collaborated with U.S. academic institutions and may in the future collaborate with U.S. and foreign academic institutions to accelerate our preclinical research or development under written agreements with these institutions. These institutions may provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have on reasonable terms, we may have to abandon development of that program and our competitive position, business, financial condition, results of operations, and prospects could suffer.

Third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products.

Our commercial success depends significantly on our ability to operate without infringing the intellectual property rights of third parties. However, our research, development and commercialization activities may nonetheless be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Claims by third parties that we infringe their intellectual property rights may result in liability for damages or prevent or delay our developmental and commercialization efforts. We cannot assure you that our operations do not, or will not in the future, be found to infringe existing or future patents.

Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates or impair our competitive position. As the biotechnology industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, reexaminations, inter partes review proceedings and post-grant review proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. For example, we are aware of an international patent application published as PCT WO 2017/096165 A1. If a patent issues from such patent application with claims similar to those published, our ability to commercialize a product candidate for our MAT2A program may be adversely affected if we do not obtain a license under such patent.

Furthermore, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our analysis of these issues, including interpretation the relevance or the scope of claims in a patent or a pending application, determining applicability of such claims to our proprietary technologies or product candidates, predicting whether a third party’s pending patent application will issue with claims of relevant scope, and determining the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties.

Additionally, patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. As a result, we may be unaware of third-party patents that may be infringed by commercialization of IDE196 or our other product candidates, and cannot be certain that we were the first to file a patent application related to a product candidate or proprietary technology. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims.

Although no third party has asserted a claim of patent infringement against us as of the date of this prospectus, others may hold proprietary rights that could prevent IDE196, our other product candidates or any future product candidates from being marketed. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our product candidates or proprietary technologies could subject us to potential liability for damages, including treble damages if we were determined to willfully infringe or attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing, and require us to obtain a license to manufacture or market IDE196, our other product candidates or any future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be time-consuming and a substantial diversion of management and employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Even if such licenses are available, we could incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins, and the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. In addition, we cannot be certain that we could redesign our product candidates or proprietary technologies to avoid infringement, if necessary, or on a cost-effective basis. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing IDE196, our other product candidates or any future product candidates, until the asserted patent expires or is held finally invalid or not infringed in a court of law. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity or the disclosure of confidential information, and the perceived value of our product candidates or intellectual property could be diminished correspondingly.

Additionally, if we collaborate with third parties in the development of technology in the future, our collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability. Further, collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability. Also, we may be obligated under our agreements with our collaborators, licensors, suppliers and others to indemnify and hold them harmless for damages arising from intellectual property infringement by us. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged.

Competitors may infringe our intellectual property rights or those of our licensors. To prevent infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court or administrative tribunal may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in foreign patent agencies. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and could result in the revocation, cancellation, or amendment of our patents or those of our licensors. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we could lose at least part, and perhaps all, of the patent protection on an affected product candidate. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

Additionally, interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO, or equivalent actions brought in foreign jurisdictions, may be necessary to determine the priority of invention with respect to our patents or patent applications or those of our licensors. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. An unfavorable outcome could require us to cease using the covered technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. These and other uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our product candidates to market.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may be subject to claims that we have wrongfully hired an employee, consultant, advisor or other third party from a competitor or that we or our employees, consultants, advisors or other third parties have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the biotechnology and biopharmaceutical industries, in addition to our employees, we engage the services of consultants, advisors and other third parties to assist us in the development of our product candidates. Many of these individuals, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other biotechnology or biopharmaceutical companies including our competitors or potential competitors. Although we try to ensure that individuals working for or collaborating with us do not use the proprietary information or know-how of others in their work for us, we may become subject to claims that we, our employees, consultants, advisors or other third parties inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. We may also be subject to claims that patents and applications we have filed to protect inventions of our employees, consultants advisors or other third parties, even those related to one or more of our product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, which could adversely affect our competitive position, business, financial condition, results of operations, and prospects. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

Our agreements with employees and our personnel policies provide that any inventions conceived by an individual in the course of rendering services to us shall be our exclusive property. Although our policy is to have all such individuals complete these agreements, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property may not be self-executing and despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. We may be subject to claims that former employees, consultants, advisors or other third parties have an ownership interest in our patents or other intellectual property. In addition, we may face claims by third parties that our agreements with employees, consultants, advisors or other third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information. We have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and invention assignment agreements with employees, consultants, advisors and appropriate third parties. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. In addition, such security measures may not provide adequate protection for our proprietary information, for example, in the case of misappropriation of a trade secret by an employee, consultant, customer or third party with authorized access. Our security measures may not prevent an employee, consultant, advisor or other third party from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective.

Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. We may not be able to obtain adequate remedies in the event of such unauthorized use. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, the criteria for protection of trade secrets can vary among different jurisdictions.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Because from time to time we expect to rely on third parties in the development, manufacture, and distribution of our products and provision of our services, we must, at times, share trade secrets with them. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position, business, financial condition, results of operations, and prospects would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Changes in patent law in the United States or in other countries could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Our patent rights may be affected by developments or uncertainty in the United States’ or other jurisdictions’ patent statutes, patent case law, USPTO rules and regulations or the rules and regulations of other jurisdictions’ patent offices.

There are a number of recent changes to U.S. patent laws that may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, on September 16, 2011, the Leahy-Smith America Invents Act, or Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first to file” system in which the first inventor to file a patent application is typically entitled to the patent. Third parties are allowed to submit prior art before the issuance of a patent by the USPTO, and may become involved in post-grant proceedings including opposition, derivation, reexamination, inter partes review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position. In addition, the U.S. congress may pass additional patent reform legislation that is unfavorable to us.

The Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future. Similarly, statutory or judicial changes to the patent laws of other countries may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending all current and future patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We employ reputable professionals and rely on such third parties to help us comply with these requirements and effect payment of these fees with respect to the patents and patent applications that we own, and if we license intellectual property we may have to rely upon our licensors to comply with these requirements and effect payment of these fees with respect to any patents and patent applications that we license. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make precision medicines that are similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and

•	we may not develop additional proprietary technologies that are patentable;

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Risks Related to Government Regulation

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States, the European Union and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private payors. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

•

an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

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an increase to the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and an extension the rebate program to individuals enrolled in Medicaid managed care organizations;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% commencing January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

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establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, in December 2018, a U.S. district court held that the ACA was unconstitutional. While the Trump Administration and CMS have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the law. In addition, the Tax Cuts and Jobs Act of 2017, which includes a provision that entered into effect on January 1, 2019, that repeals the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Since the enactment of the Tax Cuts and Jobs Act of 2017, there have been additional amendments to certain provisions of the ACA, and we expect the current Trump Administration and Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. It is uncertain the extent to which any such changes may impact our business or financial condition.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, led to aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect our customers and accordingly, our financial operations.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs. The Trump Administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump Administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize our product candidates, if approved. In markets outside of the United States and European Union, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States, the European Union or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under any U.S. federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal civil and criminal false claims and civil monetary penalties laws, including the civil False Claims Act, which prohibit, among other things, including through civil whistleblower or qui tam actions, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Pharmaceutical manufacturers can cause false claims to be presented to the U.S. federal government by engaging in impermissible marketing practices, such as the off-label promotion of a product for an indication for which it has not received FDA approval. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by HITECH, and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy and security of individually identifiable health information of covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers as well as their business associates, independent contractors of a covered entity that perform certain services involving the use or disclosure of individually identifiable health information on their behalf;

•	the Federal Food Drug or Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

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the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof; and

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similar healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as the General Data Protection Regulation, or GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU (including health data).

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Risks Related to Our Common Stock and This Offering

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid.

The trading price of our common stock following this offering could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	results from, and any delays in, our clinical trials for IDE196, or any other future clinical development programs, including public misperception of the results of our clinical trials;

•	announcements by academic or other third parties challenging the fundamental premises underlying our approach to treating cancer and/or biopharmaceutical product development;

•	announcements of regulatory approval or disapproval of our current or any future product candidates;

•	failure or discontinuation of any of our research and development programs;

•	manufacturing setbacks or delays of or issues with the supply of the materials for our product candidates;

•	announcements relating to future licensing, collaboration or development agreements;

•	delays in the commercialization of our current or any future product candidates;

•	public misperception regarding the use of our therapies;

•	acquisitions and sales of new products, technologies or businesses;

•	quarterly variations in our results of operations or those of our future competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements by us or our competitors of new products, significant contracts, commercial relationships, acquisitions or capital commitments;

•	developments with respect to intellectual property rights;

•	our commencement of, or involvement in, litigation;

•	changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;

•	major changes in our board of directors or management;

•	new legislation in the United States relating to the sale or pricing of pharmaceuticals;

•	FDA or other U.S. or comparable foreign regulatory actions affecting us or our industry;

•	product liability claims or other litigation or public concern about the safety of our product candidates;

•	market conditions in the biopharmaceutical and biotechnology sectors; and

•	general economic conditions in the United States and abroad.

In addition, the stock markets in general, and the markets for biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to our operating performance. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital and may impair our ability to acquire other businesses or technologies using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

We will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Exchange Act and regulations regarding corporate governance practices. The listing requirements of the Nasdaq Global Market and the rules of the Securities and Exchange Commission, or SEC, require that we satisfy certain corporate governance requirements relating to director independence, filing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

After this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

To date, we have never conducted a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our audited financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. In order to report our results of operations and financial statements on an accurate and timely basis, we will depend on CROs and contract manufacturing organizations, or CMOs, to provide timely and accurate notice of their costs to us. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the Nasdaq Global Market or other adverse consequences that would materially harm to our business.

If we are unable to maintain effective internal controls, our business, financial position, results of operations and prospects could be adversely affected.

As a public company, we will be subject to reporting and other obligations under the Exchange Act, including Section 404, which require annual management assessments of the effectiveness of our internal control over financial reporting. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an emerging growth company if we continue to take advantage of the exemptions available to us through the JOBS Act.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position, and results of operations.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate and substantial dilution of $6.70 per share, based on an assumed initial public offering price of $14.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, and our pro forma net tangible book value as of March 31, 2019. In addition, following this offering, purchasers in this offering will have contributed approximately 32.6% of the total gross consideration paid by stockholders to us to purchase shares of our common stock, through March 31, 2019, but will own only approximately 25.7% of the shares of common stock outstanding immediately after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering as of March 31, 2019, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 82.1% of our outstanding voting stock and, upon the closing of this offering, that same group will hold approximately 61.1% of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares of common stock and no exercise of outstanding options). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of March 31, 2019, upon the closing of this offering, we will have outstanding a total of 19,478,654 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock and no exercise of outstanding options. Of these shares, approximately 5,000,000 shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of March 31, 2019, up to approximately 14.5 million additional shares of common stock will be eligible for sale in the public market, approximately 6.7 million of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC may, however, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of March 31, 2019, approximately 2,131,385 shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of approximately 13.5 million shares of our common stock, or approximately 93% of our total outstanding common stock as of March 31, 2019, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently expect to use the net proceeds of this offering to fund (i) the clinical development of IDE196, including potential milestone payments to Novartis, (ii) the preclinical and clinical development of product candidates in our synthetic lethality pipeline, including MAT2A, Pol-theta, PARG and WRN, and development activities related to diagnostics associated with our product candidates, and (iii) our early target discovery and validation, including with our synthetic lethality target discovery platform, working capital, and other general corporate purposes.

However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. To the extent that we continue to generate losses for U.S. federal income tax purposes, unused losses will carry forward to offset a portion of future taxable income, if any, until such unused losses expire, if ever. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research and development tax credits) to offset its post-change taxable income or tax liability may be limited. We have experienced ownership changes in the past, and we may experience ownership changes in the future as a result of this offering and/or subsequent shifts in our stock ownership (some of which may be outside our control). As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could potentially result in increased future tax liability to us.

Recent U.S. tax legislation and future changes to applicable U.S. tax laws and regulations may have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in laws and policy relating to taxes may have an adverse effect on our business, financial condition, results of operations and prospects. The U.S. government recently enacted significant tax reform legislation, and certain provisions of the new law may adversely affect us. Changes include, but are not limited to, a federal corporate income tax rate decrease to 21% for tax years beginning after December 31, 2017, a reduction to the maximum deduction allowed for net operating losses generated in tax years after December 31, 2017, eliminating carrybacks of net operating losses, a transition to a modified territorial system of taxation and providing for indefinite carryforwards for losses generated in tax years after December 31, 2017. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and our business, financial condition, results of operations and prospects could be adversely affected. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, and will be subject to interpretations and implementing regulations by the Treasury and Internal Revenue Service, any of which could mitigate or increase certain adverse effects of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation. Generally, future changes in applicable U.S. tax laws and regulations, or their interpretation and application could have an adverse effect on our business, financial condition, results of operations and prospects.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

•

the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by our chief executive officer or president or by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of Capital Stock.”

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers will provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•

we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•

the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our amended and restated certificate of incorporation will provide for an exclusive forum in the Court of Chancery of the State of Delaware and in the U.S. federal district courts for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any state law derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations and prospects.

We do not intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•

the scope, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials, including our planned IDE196 Phase 1/2 clinical trial;

•

the scope, progress, results and costs related to the research and development of our precision medicine target and biomarker discovery platform, including costs related to the development of our proprietary libraries and database of tumor genetic information and specific cancer-target dependency networks;

•

the availability of companion diagnostics for biomarkers associated with our product candidates and any future product candidates, or the cost of coordinating and/or collaborating with certain diagnostic companies for the manufacture and supply of companion diagnostics;

•

the timing of and costs involved in obtaining and maintaining regulatory approval for any of current or future product candidates and companion diagnostics, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

•

our expectations regarding the potential market size and size of the potential patient populations for IDE196, our other product candidates and any future product candidates, if approved for commercial use;

•

our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including our License Agreement with Novartis and our Option and License Agreement with Cancer Research United Kingdom, or CRUK, and University of Manchester;

•	our commercialization, marketing and manufacturing capabilities and expectations;

•	the rate and degree of market acceptance of our product candidates, as well as the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model and strategic plans for our business, product candidates and technology platforms, including additional indications for which we may pursue;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, including the projected terms of patent protection;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our use of proceeds from this offering;

•	developments and projections relating to our competitors and our industry, including competing therapies and procedures;

•	regulatory and legal developments in the United States and foreign countries;

•	the performance of our third-party suppliers and manufacturers;

•	our ability to attract and retain key scientific or management personnel;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act;

•	our expectations regarding our ability to obtain, maintain, enforce and defend our intellectual property protection for our product candidates; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

This industry, business, market and other information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information and cannot assure you of its accuracy or completeness. Although we are responsible for all of the disclosure contained in this prospectus and we believe the market position, market opportunity, market size and other information included in this prospectus is reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 5,000,000 shares of our common stock in this offering will be approximately $61.9 million at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $71.6 million at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $4.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $13.0 million, assuming the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We currently expect to use our net proceeds from this offering, together with our existing cash, cash equivalents and short-term marketable securities, as follows:

•

approximately $27.0 million to $32.0 million to fund the clinical development of IDE196 (our protein kinase C, or PKC, inhibitor), including potential milestone payments to Novartis, through (i) completion of enrollment and interim data of the Phase 1/2 clinical trial in multiple solid tumor indications based on a tissue-type agnostic basket trial design for patients with solid tumors that have mutations in GNAQ or GNA11, or PKC gene fusions, as well as (ii) completion of preclinical evaluation for potential therapeutic use in NSCLC for patients having tumors with resistance to an EGFR inhibitor mediated by PKC, as well as (iii) completion of preclinical evaluation, and subject to satisfactory results from such preclinical evaluation, initiation of a clinical trial evaluating IDE196 in combination with one or more additional anti-cancer agent(s) in patients with metastatic uveal melanoma;

•

approximately $20.0 million to $25.0 million to fund the preclinical and clinical development of product candidates in our synthetic lethality pipeline, including MAT2A through initiation of a Phase 1 clinical trial, and for one or more of our Pol-theta, PARG and WRN programs, through lead compound designation and IND-enabling studies, and development activities related to diagnostics associated with our product candidates; and

•	the balance for early target discovery and validation, including with our synthetic lethality target discovery platform, working capital and general corporate purposes.

We may also use a portion of the remaining net proceeds and our existing cash, cash equivalents and short-term marketable securities to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

Due to the uncertainties inherent in the clinical development and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. As such, our management will retain broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including: (i) the time and cost necessary to advance our product candidates through Phase 1 clinical trials and future clinical trials; (ii) the timing and costs associated with the manufacture and supply of product candidates for clinical development or commercialization; (iii) the time and cost associated with our research and development activities for our synthetic lethality pipeline; and (iv) our ability to obtain regulatory approval for and subsequently commercialize our product candidates.

We believe that our existing cash, cash equivalents and short-term marketable securities will be sufficient to fund our planned operations for at least 12 months following the date of this offering. After this offering, we will require substantial capital in order to advance IDE196 and our other product candidates and any other future product candidates through clinical trials, regulatory approval and, if approved, commercialization. We may seek to obtain this additional capital through public or private equity or debt financings or other sources, such as strategic collaborations. For additional information regarding our potential capital requirements, see “Risk Factors—We will require substantial additional financing to achieve our goals, and failure to obtain additional capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.”

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors might deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term marketable securities and capitalization as of March 31, 2019:

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the automatic conversion of all 13,139,794 shares of our redeemable convertible preferred stock outstanding as of March 31, 2019 into an equivalent number of shares of our common stock, which will be effective immediately upon the consummation of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2019
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share amounts)
Cash, cash equivalents and short-term marketable securities	$79,020	$79,020	$141,768

Redeemable convertible preferred stock, $0.0001 par value per share; 134,933,105 shares authorized, 13,139,794 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$138,391	$—	$—
Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value per share; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.0001 par value per share; 170,800,000 shares authorized, 1,338,860 shares issued and outstanding, actual; 14,478,654 shares issued and outstanding, pro forma; 300,000,000 shares authorized, 19,478,654 shares issued and outstanding, pro forma as adjusted	—	1	2
Additional paid-in capital	2,015	140,405	$202,254
Accumulated other comprehensive loss	8	8	8
Accumulated deficit	(60,085)	(60,085)	(60,085)

Total stockholders’ (deficit) equity	(58,062)	80,329	$142,179

Total capitalization	$80,329	$80,329	$142,179

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the amount of each of cash, cash equivalents and short-term marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by $4.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and short-term marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by $13.0 million, assuming the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes the following:

•	2,036,816 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2019 having a weighted-average exercise price of $5.60 per share;

•

94,569 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, as amended, as of March 31, 2019, which will become available for issuance under our 2019 Incentive Award Plan after consummation of this offering;

•

978,500 shares of common stock reserved for issuance pursuant to future awards under our 2019 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the effectiveness of the registration statement to which this prospectus relates; and

•

195,000 shares of common stock reserved for issuance pursuant to future awards under our 2019 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the effectiveness of the registration statement to which this prospectus relates.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2019, we had a historical net tangible book deficit of $59.8 million, or $44.69 per share of common stock. Our historical net tangible book value (deficit) represents our total tangible assets (total assets less deferred offering costs) less total liabilities and our redeemable convertible preferred stock that is not included in equity, all divided by 1,338,860 shares of common stock outstanding on March 31, 2019. Our pro forma net tangible book value as of March 31, 2019, before giving effect to this offering, was $78.6 million, or $5.43 per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to:

•

the automatic conversion of all 13,139,794 outstanding shares of our redeemable convertible preferred stock into an equivalent number of shares of common stock immediately upon the consummation of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

After giving effect to the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been $142.2 million, or $7.30 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.87 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $6.70 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Historical net tangible book deficit per share as of March 31, 2019	$(44.69)
Pro forma change in historical net tangible book deficit per share attributable to the pro forma transactions described in the preceding paragraphs	50.12

Pro forma net tangible book value per share as of March 31, 2019	5.43
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	1.87

Pro forma as adjusted net tangible book value per share after this offering		7.30

Dilution per share to new investors purchasing shares in this offering		$6.70

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2019 after this offering by $4.7 million, or $0.24 per share, and would increase (decrease) dilution to investors in this offering by $0.76 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Assuming the assumed initial public price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus) remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, each increase of 1,000,000 in the number of shares we are offering would increase our pro forma as adjusted net tangible book value as of March 31, 2019 after this offering by $13.0 million, or $0.28 per share, and would decrease dilution to investors in this offering by $0.28 per share, and a decrease of 1,000,000 in the number of shares we are offering would decrease our pro forma as adjusted net tangible book value as of March 31, 2019 after this offering by $13.0 million, or $0.31 per share, and would increase dilution to investors in this offering by $0.31 per share. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters fully exercise their option to purchase additional shares, the pro forma as adjusted net tangible book value after this offering would be $151.9 million, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $2.09 per share, and there would be an immediate dilution of $6.49 per share to new investors, in each case assuming an initial offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus).

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table shows, as of March 31, 2019, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid or to be paid to us and the average price paid per share by existing stockholders for shares issued prior to this offering and the price to be paid by new investors purchasing common stock in this offering at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders before this offering	14,478,654	74.3%	$144,681	67.4%	$9.99
Investors participating in this offering(1)	5,000,000	25.7%	$70,000	32.6%	$14.00

Total	19,478,654	100%	$214,681	100%	$11.02

(1)

Certain of our stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $35.0 million in shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these persons or entities as they will on any other shares sold to the public in this offering. The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases in this offering by such investors.

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2019 and excludes the following:

•	2,036,816 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2019 having a weighted-average exercise price of $5.60 per share;

•

94,569 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, as amended, as of March 31, 2019, which will become available for issuance under our 2019 Incentive Award Plan after consummation of this offering;

•

978,500 shares of common stock reserved for issuance pursuant to future awards under our 2019 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the effectiveness of the registration statement to which this prospectus relates; and

•

195,000 shares of common stock reserved for issuance pursuant to future awards under our 2019 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the effectiveness of the registration statement to which this prospectus relates.

SELECTED FINANCIAL DATA

The following tables summarize our selected financial data. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have derived the following selected statements of operations and comprehensive loss data for the years ended December 31, 2017 and December 31, 2018 (except for the pro forma net loss per share and the pro forma share information) and the balance sheet data as of December 31, 2017 and December 31, 2018 from our audited financial statements and related notes included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2018 and 2019 and the balance sheet data as of March 31, 2019 are derived from our unaudited financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results and results for the three months ended March 31, 2019 are not necessarily indicative of results expected for the full year ended December 31, 2019.

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Operating expenses:
Research and development	$12,384	$31,749	$5,202	$7,996
General and administrative	2,054	4,668	885	2,098

Total operating expenses	14,438	36,417	6,087	10,094

Loss from operations	(14,438)	(36,417)	(6,087)	(10,094)
Interest income	150	1,994	282	525
Other income (expense), net	2,426	77	68	—

Net loss	(11,862)	(34,346)	(5,737)	(9,569)

Change in unrealized loss on marketable securities	(1)	(30)	(26)	39

Comprehensive loss	$(11,863)	$(34,376)	$(5,763)	$(9,530)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(17.06)	$(35.92)	$(6.91)	$(8.69)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	695,372	956,252	830,451	1,101,107

Pro forma net loss per share, basic and diluted(1)		$(2.61)		$(0.67)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(1)		13,165,486		14,240,901

(1)

For the calculation of our basic and diluted net loss per share, basic and diluted pro forma net loss per share and weighted-average number of shares used in the computation of the per share amounts, see Note 11 to our financial statements included elsewhere in this prospectus.

	As of December 31,		As of March 31,
	2017	2018	2019
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and short-term marketable securities	$13,157	$89,961	$79,020
Working capital(1)	11,142	85,254	74,118
Total assets	17,479	96,541	92,675
Redeemable convertible preferred stock liability	3,207	—	—
Total liabilities	7,134	7,098	12,346
Redeemable convertible preferred stock	26,084	138,391	138,391
Accumulated deficit	(16,170)	(50,516)	(60,085)
Total stockholders’ deficit	(15,739)	(48,948)	(58,062)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. In addition to the historical financial information, this discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions, forecasts and projections. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this prospectus titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are an oncology-focused precision medicine company committed to the discovery and development of targeted therapeutics for patient populations selected using molecular diagnostics. Our approach integrates extensive capabilities in identifying and validating translational biomarkers with small molecule drug discovery to select patient populations most likely to benefit from the targeted therapies we are developing. We are applying these capabilities across multiple classes of precision medicine, including direct targeting of oncogenic pathways and synthetic lethality – which represents an emerging class of precision medicine targets. We believe this diversified approach will enable us to deliver the right medicine to the right patient to drive a more robust clinical response.

Our most advanced product candidate is IDE196, a protein kinase C, or PKC, inhibitor for genetically-defined cancers having g protein subunit alpha q, or GNAQ, or g protein subunit alpha 11, or GNA11, gene mutations. We obtained an exclusive, worldwide license to IDE196 from Novartis with a right of reference to certain data from its ongoing Phase 1 clinical trial in metastatic uveal melanoma, a cancer of the eye with a high frequency of GNAQ or GNA11 gene mutations, pursuant to which we may rely on and incorporate data previously submitted by Novartis to the FDA into our own regulatory submissions. Phase 1 monotherapy data from Novartis was presented at AACR in April 2019. We have filed an IND with the FDA, for which we have received FDA authorization to proceed to conduct a Phase 1/2 clinical trial, which we expect to initiate in the second or third quarter of 2019, to evaluate IDE196 in solid tumors harboring GNAQ or GNA11 mutations, including metastatic uveal melanoma, cutaneous melanoma, colorectal cancer, non-small cell lung cancer, or NSCLC, and pancreatic cancer, and potentially other mutations and gene fusions that activate the PKC signaling pathway. Subject to completion of and satisfactory results from preclinical studies, we also plan to evaluate the safety and efficacy of IDE196, potentially in combination with an epidermal growth factor receptor or EGFR inhibitor, in a clinical trial in NSCLC patients with tumors resistant to an EGFR inhibitor mediated by PKC. Subject to the same conditions, we also plan to evaluate IDE196 in combination with one or more additional anti-cancer agent(s), such as an inhibitor of MEK, mTOR, FAK, and/or CDK4/6, in a Phase 1/2 clinical trial in patients with metastatic uveal melanoma.

Our pipeline in synthetic lethality comprises multiple preclinical programs against both known and novel targets. Synthetic lethality is an emerging field of oncology with significant potential, as evidenced by the success of poly ADP ribose polymerase, or PARP, inhibitors, including the recent approvals received by other pharmaceutical companies, of Zejula, Lynparza, Rubraca and Talzenna across multiple oncology indications. Synthetic lethality occurs between two genes when the loss of either gene alone does not affect cell viability, but the simultaneous loss of both genes leads to cancer cell death. Our pipeline applies synthetic lethality to targets beyond PARP, including methionine adenosyltransferase 2a, or MAT2A, inhibitors for solid tumors with methylthioadenosine phosphorylase, or MTAP, deletions and polymerase theta, or Pol-theta, inhibitors for solid tumors with homologous recombination deficiency, or HRD, including breast cancer susceptibility gene, or

BRCA, mutations. The synthetic lethal relationship between each of these gene pairs has been established and we have demonstrated single agent in vivo efficacy of a MAT2A inhibitor in a MTAP-null model. We are also pursuing programs against poly (ADP-ribose) glycohydrolase, or PARG, in tumors with genetic mutations in BRCA or base excision repair and Werner helicase, or WRN, in tumors with high microsatellite instability, or MSI. We expect to select a development candidate for a MAT2A inhibitor in the second half of 2019 and file an IND for such MAT2A inhibitor in the first half of 2020, and also expect to designate a development candidate for a second synthetic lethality program in the first half of 2020 and file an IND for such second program in synthetic lethality in the second half of 2020. We believe this class of precision medicine targets represents one of the most exciting, potentially impactful new areas of development in oncology, and we are investing a significant portion of our resources to be a leader in this emerging field.

We plan to continue to use third-party service providers, including CROs and CMOs, to carry out our preclinical and clinical development and manufacture and supply of our preclinical and clinical materials to be used during the development of our product candidates.

We do not have any products approved for sale and have not generated any revenue since inception. From our inception through March 31, 2019, we funded our operations primarily with an aggregate of $140.1 million in gross cash proceeds from the sale and issuance of redeemable convertible preferred stock and convertible promissory notes.

Since our inception in June 2015, we have devoted substantially all of our resources to discovering and developing our product candidates. We have incurred significant operating losses to date and expect that our operating expenses will increase significantly as we advance our product candidates through preclinical and clinical development, seek regulatory approval, and prepare for, and, if approved, proceed to commercialization; acquire, discover, validate and develop additional product candidates; obtain, maintain, protect and enforce our intellectual property portfolio; and hire additional personnel. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

Our net losses were $11.9 million and $34.3 million for the years ended December 31, 2017 and December 31, 2018, respectively, and $5.7 million and $9.6 million for the three months ended March 31, 2018 and March 31, 2019, respectively. As of March 31, 2019, we had an accumulated deficit of $60.1 million.

Our ability to generate product revenue will depend on the successful development, regulatory approval and eventual commercialization of one or more of our product candidates. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings, or other capital sources, including potential collaborations with other companies or other strategic transactions. Adequate funding may not be available to us on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of our product candidates.

As of March 31, 2019, we had cash, cash equivalents and short-term marketable securities of $79.0 million. We believe that our cash, cash equivalents and short-term marketable securities will be sufficient to fund our planned operations for at least 12 months following the date of this offering.

Components of Operating Results

Operating Expenses

Research and Development Expenses

Substantially all of our research and development expenses consist of expenses incurred in connection with discovery and development of our product candidates. These expenses include certain payroll and personnel-related expenses, including salaries, employee benefit costs and stock-based compensation expenses for our research and product development employees, fees paid to third parties to conduct certain research and development activities on our behalf, consulting costs, costs for laboratory supplies, costs for product licenses and allocated overhead, including rent, equipment, depreciation, information technology costs and utilities. We expense both internal and external research and development expenses as they are incurred.

We have entered into various agreements with CMOs and CROs. Our research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities on the balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, we will adjust the accrual accordingly. Payments made to CMOs and CROs under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered.

Costs of certain activities, such as preclinical studies, are generally recognized based on an evaluation of the progress to completion of specific tasks. Nonrefundable payments made prior to the receipt of goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses and other current assets on our balance sheet. The capitalized amounts are recognized as expense as the goods are delivered or the related services are performed.

We do not allocate our costs by product candidate, as a significant amount of research and development expenses include internal costs, such as payroll and other personnel expenses, laboratory supplies and allocated overhead; and external costs, such as fees paid to third parties to conduct research and development activities on our behalf, none of which are tracked by product candidate. In particular, with respect to internal costs, several of our departments support multiple product candidate research and development programs, and therefore the costs cannot be allocated to a particular product candidate or development program.

We are focusing substantially all of our resources on the development of our product candidates. We expect our research and development expenses to increase substantially following this offering and during the next few years, as we seek to initiate clinical trials for our product candidates, complete our clinical program, pursue regulatory approval of our product candidates and prepare for a possible commercial launch. Predicting the timing or the cost to complete our clinical program or validation of our commercial manufacturing and supply processes is difficult and delays may occur because of many factors, including factors outside of our control. For example, if the FDA or other regulatory authorities were to require us to conduct clinical trials beyond those that we currently anticipate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development. Furthermore, we are unable to predict when or if our product candidates will receive regulatory approval with any certainty.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and personnel-related expenses, including salaries, employee benefit costs and stock-based compensation expense, professional fees for legal, patent, consulting, accounting and tax services, allocated overhead, including rent, equipment, depreciation, information technology costs and utilities, and other general operating expenses not otherwise classified as research and development expenses.

We anticipate that our general and administrative expenses will increase following this offering, as a result of increased personnel costs, including salaries, benefits and stock-based compensation expense, patent costs for our product candidates, expanded infrastructure and higher consulting, legal and accounting services associated with maintaining compliance with stock exchange listing and requirements of the Securities and Exchange Commission, or the SEC, investor relations costs and director and officer insurance premiums associated with being a public company.

Interest Income

Interest income consists primarily of interest income earned on our cash, cash equivalents and short-term marketable securities.

Other Income (Expense), Net

Other income (expense), net primarily consists of changes in the fair value of our redeemable convertible preferred stock liability.

Results of Operations

Comparison of the Three Months Ended March 31, 2018 and March 31, 2019

The following table summarizes our results of operations for the periods indicated (in thousands):

	Three Months Ended March 31,
	2018	2019	Change	% Change
Operating expenses:
Research and development	$5,202	$7,996	$2,794	54%
General and administrative	885	2,098	1,213	137%

Loss from operations	(6,087)	(10,094)	(4,007)	66%
Interest income	282	525	243	86%
Other income (expense), net	68	—	(68)	(100%)

Net loss	$(5,737)	$(9,569)	$(3,832)	67%

Research and Development Expenses

Research and development expenses increased by $2.8 million, or 54%, from the three months ended March 31, 2018 to the three months ended March 31, 2019. The increase in research and development expenses was primarily due to an increase in payroll and personnel-related expenses, including salaries, benefits and stock-based compensation expense, of $1.2 million; an increase in fees paid to CROs and CMOs of $1.0 million related to the advancement of our lead product candidates through preclinical studies and initiation costs related to our planned Phase 1/2 clinical trial to evaluate IDE196 in solid tumors; and an increase in allocated overhead, including rent, equipment, depreciation, information technology costs and utilities of $0.5 million.

General and Administrative Expenses

General and administrative expenses increased by $1.2 million, or 137%, from the three months ended March 31, 2018 to the three months ended March 31, 2019. The increase in general and administrative expenses was due to an increase in professional fees for legal, consulting, accounting, tax and other services as we prepare to become a public company of $0.9 million and an increase in payroll and personnel-related expenses, including salaries, benefits and stock-based compensation expense, of $0.3 million.

Interest Income

Interest income increased by $0.2 million, or 86%, from the three months ended March 31, 2018 to the three months ended March 31, 2019, primarily due to an increase in interest income on our cash, cash equivalents and short-term marketable securities balances during the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

Other Income (Expense), Net

Other income (expense), net decreased by $0.1 million, from the three months ended March 31, 2018 to the three months ended March 31, 2019, primarily due to the change in the fair value of the redeemable convertible preferred stock liability, which was settled during the three months ended March 31, 2018.

Comparison of the Years Ended December 31, 2017 and December 31, 2018

The following table summarizes our results of operations for the periods indicated (in thousands):

	Years Ended December 31,
	2017	2018	Change	% Change
Operating expenses:
Research and development	$12,384	$31,749	$19,365	156%
General and administrative	2,054	4,668	2,614	127%

Loss from operations	(14,438)	(36,417)	(21,979)	152%
Interest income	150	1,994	1,844	1,229%
Other income (expense), net	2,426	77	(2,349)	(97%)

Net loss	$(11,862)	$(34,346)	$(22,484)	190%

Research and Development Expenses

Research and development expenses increased by $19.4 million, or 156%, from the year ended December 31, 2017 to the year ended December 31, 2018. The increase in research and development expenses was due to an increase in licensing fees of $6.3 million related to the license agreement with Novartis, including a one-time cash payment of $2.5 million and issuance of 263,615 shares of Series B redeemable convertible preferred stock with a fair value of $3.8 million to an affiliate of Novartis; an increase in fees paid to CROs and CMOs of $6.2 million related to advancement of our lead product candidates through preclinical studies; an increase in payroll and personnel-related expenses, including salaries, benefits and stock-based compensation expense, of $3.2 million; an increase in costs for laboratory supplies used in research and development of $1.8 million; and an increase in allocated overhead, including rent, equipment, depreciation, information technology costs and utilities of $1.6 million; and an increase in consulting costs of $0.3 million.

General and Administrative Expenses

General and administrative expenses increased by $2.6 million, or 127%, from the year ended December 31, 2017 to the year ended December 31, 2018. The increase in general and administrative expenses was due to an increase in payroll and personnel-related expenses, including salaries, benefits and stock-based compensation expense, of $1.2 million; an increase in professional fees for legal, consulting, accounting, tax and other services of $1.2 million; and an increase in other general and administrative expenses of $0.2 million as we prepare to become a public company.

Interest Income

Interest income increased by $1.8 million, or 1,229%, from the year ended December 31, 2017 to the year ended December 31, 2018, primarily due to an increase in interest income from higher cash, cash equivalents and short-term marketable securities balances in the year ended December 31, 2018 compared to the year ended December 31, 2017.

Other Income (Expense), Net

Other income (expense), net decreased by $2.3 million, or 97%, from the year ended December 31, 2017 to the year ended December 31, 2018, primarily due to the change in the fair value of the redeemable convertible preferred stock liability.

Liquidity and Capital Resources; Plan of Operations

Sources of Liquidity

Since our inception through March 31, 2019, we have funded our operations primarily through private placements of redeemable convertible preferred stock and convertible promissory notes. We received gross cash proceeds of $2.5 million from the sale and issuance of convertible promissory notes during the year ended December 31, 2015, gross cash proceeds of $1.5 million from the sale and issuance of convertible promissory notes and gross cash proceeds of $13.3 million from the sale and issuance of Series A redeemable convertible preferred stock during the year ended December 31, 2016, and gross cash proceeds of $17.3 million from the sale and issuance of Series A redeemable convertible preferred stock during the year ended December 31, 2017. In January 2018, we received $11.5 million in gross cash proceeds from the sale and issuance of Series A redeemable convertible preferred stock. In January 2018, we also received $84.0 million in gross cash proceeds from the sale and issuance of Series B redeemable convertible preferred stock. Subsequently, in March 2018, we received $10.0 million in gross cash proceeds from the sale and issuance of Series B redeemable convertible preferred stock. As of March 31, 2019, we had cash, cash equivalents and short-term marketable securities of $79.0 million.

Future Funding Requirements

We have incurred net losses since our inception. For the years ended December 31, 2017 and December 31, 2018, we had net losses of $11.9 million and $34.3 million, respectively, and for the three months ended March 31, 2018 and March 31, 2019, we had net losses of $5.7 million and $9.6 million, respectively, and we expect to incur substantial additional losses in future periods. As of March 31, 2019, we had an accumulated deficit of $60.1 million. Based on our current business plan, we believe that our existing cash, cash equivalents and short-term marketable securities will be sufficient to fund our planned operations for at least 12 months following the date of this offering.

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval of and commercialize any of our product candidates or enter into collaborative agreements with third parties, and we do not know when, or if, either will occur. We expect to continue to incur significant losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products. We are subject to all of the risks typically related to the development of new product candidates, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Moreover, following the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We will continue to require additional capital to develop our product candidates and fund operations for the foreseeable future. We may seek to raise capital through private or public equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategies. We anticipate that we will need to raise substantial additional capital, the requirements for which will depend on many factors, including:

•	the scope, timing, rate of progress and costs of our drug discovery, preclinical development activities, laboratory testing and clinical trials for our product candidates;

•	the number and scope of clinical programs we decide to pursue;

•	the scope and costs of manufacturing development and commercial manufacturing activities;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the cost, timing and outcome of regulatory review of our product candidates;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates;

•	the costs associated with being a public company; and

•	the cost and timing associated with commercializing our product candidates, if they receive marketing approval.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we will continue to require additional capital to meet operational needs and capital requirements associated with such operating plans. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments or engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we are unable to raise additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development programs and clinical trials. We may also be required to sell or license to others rights to our product candidates in certain territories or indications that we would prefer to develop and commercialize ourselves.

Adequate additional funding may not be available to us on acceptable terms or at all. See the section of this prospectus titled “Risk Factors” for additional risks associated with our substantial capital requirements.

Summary Statement of Cash Flows

The following table sets forth the primary sources and uses of cash, cash equivalents, and restricted cash for each of the periods presented below (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
Net cash (used in) provided by:
Operating activities	$(12,224)	$(27,620)	$(5,526)	$(9,785)
Investing activities	(8,927)	(63,179)	(60,492)	25,408
Financing activities	17,490	105,378	105,420	(826)

Net increase (decrease) in cash, cash equivalents and restricted cash	$(3,661)	$14,579	$39,402	$14,797

Cash Flows from Operating Activities

Net cash used in operating activities was $9.8 million for the three months ended March 31, 2019. Cash used in operating activities was primarily due to the use of funds in our operations to develop our product candidates resulting in a net loss of $9.6 million, adjusted for net amortization of premiums and discounts on marketable securities of $0.2 million, partially offset by depreciation and amortization expense of $0.3 million and stock-based compensation expense of $0.4 million, a decrease in accrued and other liabilities of $0.7 million mainly due to payments of cash bonuses and fees paid to our CROs and CMOs, an increase in accounts payable of $0.2 million mainly due to the timing of payments to our service providers and an increase in prepaid expenses and other assets of $0.2 million mainly due to advance payments to our CROs and CMOs.

Net cash used in operating activities was $5.5 million for the three months ended March 31, 2018. Cash used in operating activities was primarily due to the use of funds in our operations to develop our product candidates resulting in a net loss of $5.7 million, adjusted for the non-cash change in the fair value of the redeemable convertible preferred stock liability of $0.1 million, partially offset by depreciation and amortization expense of $0.2 million and stock-based compensation expense of $0.1 million, an increase in accounts payable of $0.2 million mainly due to the timing of payments to our service providers, and an increase in prepaid expenses and other assets of $0.2 million mainly due to an increase in our interest income receivable related to our increase in cash, cash equivalents and short-term marketable securities for the issuance of Series A and B redeemable convertible preferred stock.

Net cash used in operating activities was $12.2 million for the year ended December 31, 2017. Cash used in operating activities was primarily due to the use of funds in our operations to develop our product candidates resulting in a net loss of $11.9 million, adjusted for the non-cash change in the fair value of the redeemable convertible preferred stock liability of $2.4 million, partially offset by depreciation and amortization expense of $0.4 million and stock-based compensation expense of $0.1 million, an increase in accrued and other liabilities of $1.0 million primarily due to an increase in accrued research and development and accrued compensation expenses, an increase in accounts payable of $0.3 million mainly due to the timing of payments to our service providers, and a decrease in prepaid expenses and other assets of $0.3 million mainly due to the termination of a research agreement with one of our service providers resulting in a refund of a prepaid amount.

Net cash used in operating activities was $27.6 million for the year ended December 31, 2018. Cash used in operating activities was primarily due to the use of funds in our operations to develop our product candidates resulting in a net loss of $34.3 million, adjusted for net amortization of premiums and discounts on marketable securities of $0.8 million and increase in prepaid expenses and other assets of $0.2 million, partially offset by the issuance of Series B redeemable convertible preferred stock pursuant to the license agreement with Novartis of $3.8 million, depreciation and amortization expense of $0.9 million, stock-based compensation expense of $1.0 million, an increase in accrued and other liabilities of $1.7 million primarily due to an increase in accrued research and development and accrued compensation expenses and an increase in accounts payable of $0.3 million mainly due to the timing of payments to our service providers.

Cash Flows from Investing Activities

Net cash provided by investing activities was $25.4 million for the three months ended March 31, 2019, which consisted of $39.3 million provided by maturities of marketable securities and $6.0 million from sales of marketable securities, partially offset by $19.3 million used to purchase marketable securities and $0.6 million used to purchase property and equipment.

Net cash used in investing activities was $60.5 million for the three months ended March 31, 2018, which consisted of $67.5 million used to purchase marketable securities and $0.2 million used to purchase property and equipment, partially offset by $7.2 million provided by maturities of marketable securities.

Net cash used in investing activities was $8.9 million for the year ended December 31, 2017, which consisted of $13.4 million used to purchase marketable securities and $1.8 million used to purchase property and equipment, partially offset by $6.3 million provided by maturities of marketable securities.

Net cash used in investing activities was $63.2 million for the year ended December 31, 2018, which consisted of $133.3 million used to purchase marketable securities and $1.7 million used to purchase property and equipment, partially offset by $65.8 million provided by maturities of marketable securities and $6.0 million provided by sales of marketable securities.

Cash Flows from Financing Activities

Net cash used in financing activities was $0.8 million for the three months ended March 31, 2019, which consisted primarily of $0.8 million of payments of deferred offering costs.

Net cash provided by financing activities was $105.4 million for the three months ended March 31, 2018, which consisted primarily of $105.4 million of net proceeds from the issuance of Series A and B redeemable convertible preferred stock and $0.1 million of proceeds from the exercise of common stock options.

Net cash provided by financing activities was $17.5 million for the year ended December 31, 2017, which consisted primarily of $17.3 million of net proceeds from the issuance of Series A redeemable convertible preferred stock and $0.2 million of proceeds from the exercise of common stock options.

Net cash provided by financing activities was $105.4 million for the year ended December 31, 2018, which consisted primarily of net proceeds from the issuance of Series A and Series B redeemable convertible preferred stock.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2018 (in thousands):

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating lease obligations(1)	$1,711	$3,215	$3,336	$1,441	$9,703

(1)

We lease our laboratory and office facilities in South San Francisco, California and San Diego, California under non-cancelable operating leases with expiration dates in July 2024 and March 2020, respectively. In May 2018, we amended our South San Francisco facility lease agreement to expand the size of the original premises by adding approximately 7,340 rentable square feet of additional space. The minimum lease payments above do not include any related common area maintenance charges or real estate taxes.

We enter into contracts in the normal course of business with third-party contract organizations for preclinical studies and testing, manufacture and supply of our preclinical materials and providing other services and products for operating purposes. These contracts generally provide for termination following a certain period after notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

In September 2018, we entered into a license agreement with Novartis to develop and commercialize Novartis’ LXS196 (also known as IDE196), a Phase 1 protein kinase C, or PKC, inhibitor for the treatment of cancers having GNAQ and GNA11 mutations. In consideration for the license and rights granted under the license agreement, we made a one-time cash payment of $2.5 million to Novartis and issued 263,615 shares of Series B redeemable convertible preferred stock to an affiliate of Novartis. Under the license agreement, we agreed to make contingent development and sales milestone payments of up to $29.0 million and mid to high single-digit royalty payments of the net sales of licensed products. Such milestones and royalties are dependent on future activity or product sales and are not provided for in the table above as the timing and amounts, if any, are not estimable.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. For more detail on our critical accounting policies, refer to Note 2 to the financial statements appearing elsewhere in this prospectus.

Redeemable Convertible Preferred Stock

We record all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within our control, such as a merger, acquisition, or sale of all or substantially all of our assets, each of which we refer to as a deemed liquidation event, the convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding such shares. We have not adjusted the carrying values of the redeemable convertible preferred stock to its liquidation preference because a deemed liquidation event obligating us to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock is not probable of occurring. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Accrued Research and Development

We have entered into various agreements with CMOs and CROs. Our research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities on the balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, we will adjust the accrual accordingly. Payments made to CMOs and CROs under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered.

Stock-Based Compensation

We use a fair value-based method to account for all stock-based compensation arrangements with employees including stock options and stock awards. Our determination of the fair value of stock options on the date of grant utilizes the Black-Scholes option pricing model.

The fair value of the option granted is recognized on a straight-line basis over the period during which an optionee is required to provide services in exchange for the option award, known as the requisite service period, which usually is the vesting period. We account for forfeitures as they occur.

We account for stock options issued to non-employees based on the fair value of the stock options, using the Black-Scholes option pricing model, at the measurement date and is subject to periodic adjustments as the stock options vest and at the end of each reporting period and the resulting change in value, if any, is recognized in our statements of operations and comprehensive loss during the period the related services are rendered.

Estimates of the fair value of equity awards as of the grant date using valuation models such as the Black-Scholes option pricing model are affected by assumptions with a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately the amount of stock-based compensation expense recognized. These inputs are subjective and generally require significant analysis and judgment to develop. Changes in the following assumptions can materially affect the estimate of the fair value of stock-based compensation:

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Expected Term – The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the options’ vesting terms, contractual terms, and industry peers, as we did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

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Expected Volatility – For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies as we did not have any trading history for our common stock. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies. For each grant, we measured historical volatility over a period equivalent to the expected term.

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Expected Dividend – The Black-Scholes valuation model calls for a single expected dividend yield as an input. We currently have no history or expectation of paying cash dividends on our common stock. Accordingly, we have estimated the dividend yield to be zero.

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Risk-Free Interest Rate – The risk-free interest rate is based on the yield available on U.S. Treasury instruments whose term is similar in duration to the expected term of the respective stock option.

Common Stock Valuations

The estimated fair value of the common stock underlying our stock options and stock awards was determined at each grant date by our board of directors, with input from management. All options to purchase shares of our common stock are intended to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

In the absence of a public trading market for our common stock, on each grant date, we develop an estimate of the fair value of our common stock based on the information known to us on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of common stock, and in part on input from an independent third-party valuation firm.

Our valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including:

•	external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry;

•	our stage of development and business strategy;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices at which we sold shares of our redeemable convertible preferred stock;

•	our financial condition and operating results, including our levels of available capital resources;

•	the progress of our research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general U.S. market conditions and the lack of marketability of our common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

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Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

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Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that a hybrid approach of the OPM and the PWERM methods was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity. The estimated fair value of our common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

Following the completion of this offering, our board of directors intends to determine the fair value of our common stock based on the closing quoted market price of our common stock on the date of grant.

Income Taxes

We provide for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities arise due to differences between when assets or liabilities are recognized for tax purposes and when they are recognized for financial reporting purposes. Net operating losses and credit carryforwards are also deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination that the position meets the more-likely-than-not threshold and is measured at the largest amount of benefit that is likely of being realized upon ultimate settlement.

As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (1) the factors underlying the more-likely-than-not threshold assertion have changed and (2) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of interest expense and other expense, respectively. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net operating loss carryforwards, or NOLs, and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service, or IRS, and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on our value immediately prior to the ownership change. We have experienced ownership changes in the past. As a result of the ownership changes, we have determined that approximately $1.1 million and $1.2 million of our NOLs will expire unutilized for federal income tax and California state income tax purposes, respectively, and such amounts are excluded from our NOLs as of December 31, 2018. Subsequent ownership changes may result in additional limitations.

As of December 31, 2017 and December 31, 2018, we had unrecognized tax benefits, all of which would affect income tax expense if recognized, before consideration of our valuation allowance. We do not expect that our uncertain tax positions will materially change in the next 12 months.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Cuts and Jobs Act, or Tax Act. The Tax Act significantly revises the future ongoing U.S. corporate income tax by, among other things, lowering the U.S. corporate income tax rates and implementing a modified territorial tax system. The corporate tax rate was reduced from 34% to 21% for tax years beginning after December 31, 2017. Changes in tax law are accounted for in the period of enactment. As such, our financial statements as of December 31, 2017 reflect the impact of this Tax Act, which primarily consisted of remeasuring our deferred tax assets, deferred tax liabilities and valuation allowance using the newly enacted U.S. corporate tax rate. This rate change resulted in a $2.3 million reduction in our net deferred tax assets from the prior year with a corresponding offset to the valuation allowance. Under the Tax Act, net operating losses arising after December 31, 2017 do not expire and cannot be carried back. However, the Tax Act limits the amount of net operating losses that can be used annually to 80% of taxable income for periods beginning after December 31, 2017. Existing net operating losses arising in years ending on or before December 31, 2017 are not affected by these provisions.

In December 2017, the SEC issued Staff Accounting Bulletin No. 118, or SAB 118, which provides guidance for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act’s enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, we must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that our accounting for certain income tax effects of the Tax Act is incomplete, but we are able to determine a reasonable estimate, we must record a provisional estimate in our financial statements. If we cannot determine a provisional estimate to be included in our financial statements, we should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act. The amounts of the tax effects related to the Tax Act reflected in our financial statements as of December 31, 2017 represented our reasonable estimates and were provisional amounts within the meaning of SAB 118. We completed our analysis of the Tax Act’s income tax effects in the fourth quarter of 2018. There was no material impact to our financial statements upon completion of our analysis in the fourth quarter of 2018.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Indemnification Agreements

We enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these arrangements is not determinable. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the fair value of these agreements is minimal.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have chosen to irrevocably “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies—Recent Accounting Pronouncements” in Note 2 to our financial statements included elsewhere in this prospectus for additional information.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

The market risk inherent in our financial instruments and in our financial position represents the potential loss arising from adverse changes in interest rates or exchange rates. As of March 31, 2019, we had cash equivalents and short-term marketable securities of $79.0 million, consisting of interest-bearing money market funds, investments in U.S. government securities, commercial paper, corporate bonds and asset-backed securities, for which the fair value would be affected by changes in the general level of U.S. interest rates. However, due to the short-term maturities and the low-risk profile of our cash equivalents and short-term marketable securities, an immediate 10% change in interest rates would not have a material effect on the fair value of our cash equivalents and short-term marketable securities.

We do not believe that inflation, interest rate changes or exchange rate fluctuations have had a significant impact on our results of operations for any periods presented herein.

BUSINESS

Overview

We are an oncology-focused precision medicine company committed to the discovery and development of targeted therapeutics for patient populations selected using molecular diagnostics. Our approach integrates extensive capabilities in identifying and validating translational biomarkers with small molecule drug discovery to select patient populations most likely to benefit from the targeted therapies we are developing. We are applying these capabilities across multiple classes of precision medicine, including direct targeting of oncogenic pathways and synthetic lethality – which represents an emerging class of precision medicine targets. We believe this diversified approach will enable us to deliver the right medicine to the right patient to drive a more robust clinical response.

Our most advanced product candidate is IDE196, a protein kinase C, or PKC, inhibitor for genetically-defined cancers having GNAQ or GNA11 gene mutations. We obtained an exclusive, worldwide license to IDE196 from Novartis International Pharmaceutical Ltd., or Novartis, with the right of reference to certain data from its ongoing Phase 1 clinical trial in metastatic uveal melanoma, a cancer of the eye with a high frequency of GNAQ or GNA11 gene mutations, pursuant to which we may rely on and incorporate data previously submitted to the U.S. Food and Drug Administration, or FDA, by Novartis into our own regulatory submissions. We have filed an Investigational New Drug Application or, IND, with the FDA, for which we have received FDA authorization to proceed to conduct a Phase 1/2 basket trial, which we expect to initiate in the second or third quarter of 2019, to evaluate IDE196 in solid tumors harboring GNAQ or GNA11 mutations, including metastatic uveal melanoma, cutaneous melanoma, colorectal cancer, non-small cell lung cancer, or NSCLC, and pancreatic cancer, and potentially other mutations and gene fusions that activate the PKC signaling pathway. Subject to completion of and satisfactory results from preclinical studies, we also plan to evaluate the safety and efficacy of IDE196, potentially in combination with an epidermal growth factor receptor or EGFR inhibitor, in a clinical trial in NSCLC patients with tumors resistant to an EGFR inhibitor mediated by PKC. Subject to the same conditions, we also plan to evaluate IDE196 in combination with one or more additional anti-cancer agent(s), such as an inhibitor of MEK, mTOR, FAK, and/or CDK4/6, in a Phase 1/2 clinical trial in patients with metastatic uveal melanoma.

Our pipeline in synthetic lethality comprises multiple preclinical programs against both known and novel targets. Synthetic lethality is an emerging field of oncology with significant potential, as evidenced by the success of PARP inhibitors, including the recent approvals of Zejula, Lynparza, Rubraca, and Talzenna across multiple oncology indications. Synthetic lethality occurs between two genes when the loss of function of either gene alone does not affect cell viability, but the simultaneous loss of function of both genes leads to cancer cell death. Our pipeline applies synthetic lethality to targets beyond PARP, including MAT2A for solid tumors with MTAP deletions and Pol-theta for solid tumors with homologous recombination deficiency, or HRD, including BRCA mutations. The synthetic lethal relationship between each of these gene pairs has been established and we have observed single agent in vivo efficacy of a MAT2A inhibitor in a MTAP-null model. We are also pursuing programs against PARG in tumors with BRCA mutations or tumors with impaired base excision repair, or BER, and Werner helicase, or WRN, in tumors with high microsatellite instability, or MSI. We expect to select a development candidate for a MAT2A inhibitor in the second half of 2019 and file an IND for such MAT2A inhibitor in the first half of 2020, and also expect to designate a product candidate for a second synthetic lethality program in the first half of 2020 and file an IND for such second program in synthetic lethality in the second half of 2020. We believe this class of precision medicine targets represents one of the most exciting, potentially impactful new areas of development in oncology, and we are investing a significant portion of our resources to be a leader in this emerging field.

Recent technological innovations and regulatory developments are priming an emergent opportunity in the field of precision medicine. Vast data sets mapping cancer cell susceptibilities and synthetic lethal interactions coupled with powerful data analytics has led to the identification of novel precision medicine targets. The availability of more patient tumor sequencing data and greater adoption of commercially available cancer diagnostics has allowed for more effective patient selection and on a larger scale. Regulatory authorities have shown receptivity to tissue-type agnostic approvals of targeted therapies that are developed with a selective biomarker, as evidenced by the recent approvals received by other pharmaceutical companies of Keytruda for solid tumors with high MSI or mismatch repair deficiency, or dMMR, and Vitrakvi for solid tumors that have neurotrophic receptor tyrosine kinase, or NTRK, gene fusions.

We believe we are uniquely positioned as a leading precision medicine company with capabilities that enable an integrated approach to biomarker development and drug discovery to address broad unmet needs in cancer. Whereas traditional drug discovery often precedes biomarker discovery and validation, our precision medicine approach integrates the workstreams for discovering and developing small molecule drugs and biomarkers, such that tumor genetic profiles and other biomarkers to identify specific patient populations are developed in parallel with potentially-effective small molecule drugs. We have built extensive precision medicine capabilities and are dedicating resources across a spectrum of targeted therapeutic classes in recognition that cancers are complex and diverse diseases for which we believe a multifaceted approach will mitigate the risks associated with a more narrow approach. In synthetic lethality, we are advancing multiple programs from target discovery to lead optimization, and we believe we may be the first to advance a compound into clinical trials for many of these programs. We believe we have one of the broadest development efforts to realize the potential of this new class of precision medicine targets. We are also pursuing targeted therapies involving direct targeting of oncogenic pathways. We select opportunities based on both clinically-validated and novel targets, with the potential to address genetically-defined tumors that are in some cases prevalent in over 10% of certain solid tumors.

Although we believe there may be potential opportunities in other classes of precision medicine such as precision immuno-oncology, we are currently prioritizing and focusing our research and development efforts on classes of precision medicine that include direct targeting of oncogenic pathways and synthetic lethality. In particular, we have suspended our preclinical research efforts for our aryl hydrocarbon receptor, or AhR, antagonist, for which we have identified a lead candidate IDE697, to treat solid tumors having an activated immunosuppressive AhR pathway. This decision was made in light of several factors, including: recent failures of clinical trials conducted by other companies directed to different targets in the AhR pathway, such as indoleamine 2,3-dioxygenase or IDO; uncertainties related to the preclinical pharmacology and potential therapeutic window for IDE697; and the potential to broaden the clinical and commercial opportunity for our other programs. We believe our portfolio represents a well-balanced approach for realizing the promise of precision medicine oncology.

In support of our efforts, we have assembled a team of cancer biologists, drug discovery chemists, translational biologists and drug development professionals with broad experience at leading oncology organizations including Genentech, Novartis and Bristol-Myers Squibb. Our management team is led by our CEO and co-founder, Yujiro Hata, formerly COO of Flexus until its acquisition by Bristol-Myers Squibb, and VP and Head of Transactions & Strategy at Onyx until its acquisition by Amgen. We are also guided by a renowned scientific advisory board made up of key scientific and clinical thought leaders comprising members of the National Academy of Sciences and National Academy of Medicine, and who are faculty at premier academic institutions, including the Dana-Farber Cancer Institute at Harvard University, Memorial Sloan Kettering Cancer Center, University of Washington, University of California at San Francisco, and the Broad Institute. This scientific advisory board provides extensive relevant expertise across our primary areas of development in precision medicine.

We have raised $140 million from leading strategic investors, including Celgene, GV, formerly Google Ventures, Novartis and Roche Finance Ltd, and institutional investors, including 5AM Ventures, 6 Dimensions Capital, Alexandria Real Estate Equities, BVF Partners, Boxer Capital, a member of the Tavistock Group, Canaan Partners, Driehaus Capital Management, Nextech, Perceptive Advisors and WuXi Healthcare Ventures.

Strategy

Our objective is to develop and commercialize innovative precision medicine drugs that directly or indirectly target the genetic drivers of cancer in order to provide solutions for defined patient populations. The principal components of our strategy are to:

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Rapidly develop and commercialize our lead product candidate, IDE196, an orally available small molecule inhibitor of PKC. Building on a clinical trial being conducted by Novartis, we plan to initiate a Phase 1/2 tissue-type agnostic basket trial in the second or third quarter of 2019 evaluating IDE196 in patients with metastatic solid tumors harboring GNAQ or GNA11 mutations, including metastatic uveal melanoma, cutaneous melanoma, colorectal cancer, NSCLC, and pancreatic cancer, and potentially other mutations and gene fusions that activate the PKC signaling pathway. If we observe sufficient evidence of antitumor efficacy in this basket trial, we expect to pursue accelerated regulatory paths such as Breakthrough Therapy Designation in the United States. Pursuant to our license agreement with Novartis, except for Novartis’ ongoing Phase 1 clinical trial, we control all future clinical development, and all commercial rights to IDE196.

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Advance our preclinical pipeline of small molecule product candidates in synthetic lethality into clinical development. Our synthetic lethality pipeline includes multiple programs, the most mature of which targets MAT2A for solid tumors with MTAP deletions, which occur in approximately 15% of all solid tumors. We plan to select a development candidate for a MAT2A inhibitor in the second half of 2019 and file an IND for such MAT2A inhibitor in the first half of 2020. We believe advancing multiple product candidates through clinical development using a biomarker-enabled translational approach will improve our probability of clinical and commercial success.

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Broaden our pipeline of targeted therapies and apply our core capabilities to establish a leading franchise in the field of synthetic lethality. We use our understanding of tumor biology, expertise in biomarker discovery and validation, bioinformatics capabilities and proprietary target discovery platform to identify novel synthetic lethality targets and associated biomarkers. We then use our in-house medicinal chemistry, structural biology, and computational chemistry capabilities to discover and develop small molecule product candidates which, when paired with diagnostics for biomarkers, may enable the treatment of defined patient populations based on the identification of genetic drivers of cancer rather than tumor tissue type. We plan to pursue tissue-type agnostic development and expedited regulatory paths similar to those recently used by Keytruda in high MSI solid tumors and Vitrakvi in solid tumors with NTRK gene fusions.

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Collaborate with leaders in the field of diagnostics to enable the identification of defined patient populations for our product candidates. Our precision medicine approach leverages the availability or development of companion diagnostics to identify patients for which our product candidates will be most effective. In parallel with small molecule drug discovery, we evaluate availability of diagnostics to ensure relevant biomarker screening can be offered concurrently with the development of our product candidates. In some cases, a biomarker diagnostic may be commercially available – for example, on a tumor-profiling panel – whereas in other cases, we may coordinate or support development of a biomarker diagnostic with selected collaborators. We plan to work with these diagnostics collaborators throughout our clinical development and potential commercialization efforts in order to identify patients and support registration and marketing of our product candidates.

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Evaluate strategic opportunities to accelerate development timelines and maximize the commercial potential of our targeted product candidates. We currently have all global development and commercial rights to each of our product candidates and plan to build a commercial oncology-focused company. We will selectively evaluate strategic collaborations for our targeted product candidates with biopharmaceutical partners whose research, development, commercial, marketing, and geographic capabilities complement our own. We believe strategic collaborations can play an important role in mitigating clinical and commercial risk, while also accelerating timelines and maximizing commercial potential. For example, we plan to evaluate IDE196 and/or our other potential product candidates in combination with other third-party approved or experimental therapies, which may be an important driver of clinical and commercial value.

Background on Precision Medicine

Cancer originates from defects in a cell’s genetic composition, which alter the mechanisms that control cell functions including growth, repair, replication, and death. Historically, cancer was viewed as a single condition, and until recently, the medical community aimed to treat cancer primarily based on the tissues or organs affected within the body. As the understanding of cancer biology has improved, it is now recognized that cancer is, in fact, a collection of diseases, each defined by a unique molecular profile and genetic make-up. In some cases, the same oncogenic mutation or genetic alteration that drives a cancer, can result in tumors with the same genetic profile presenting in different organs. Precision medicine is used for treating cancer patients with individualized, targeted therapies based on the specific molecular profile of their tumors, with the aim of providing more effective care and improved clinical responses.

Precision medicine is made possible through the use of biomarkers. A biomarker is a biological molecule found in tissue or bodily fluid that indicates a normal or abnormal process, or a condition or disease. Biomarkers can be DNA, RNA, protein, or metabolites, and examples include the presence of a genetic mutation and abnormal protein levels, among many others. Biomarkers play a crucial role in clinical decision making for the treatment of cancer, enabling oncologists to diagnose a patient’s cancer at the genetic level, measure risk of disease progression and metastasis, predict responses to specific therapies, and gauge a treatment’s efficacy. Additionally, biomarkers have begun to play an important role in drug development, as biomarkers are increasingly linked to specific disease pathways that inform novel therapeutic approaches. Biomarkers also aid in drug development via patient selection – identifying patients most likely to respond to a particular therapy, as well as target engagement – confirming that a therapeutic molecule is acting on its intended target.

Impact of Technology on Precision Medicine

Precision medicine has been enhanced by the availability of robust diagnostic and genetic sequencing platforms. Improvements in computing power and data analytics fostered the maturation and adoption of next-generation sequencing, or NGS, since its introduction almost 20 years ago. NGS can be used to sequence an entire genome or can be focused on specific areas of interest, including individual genes. As computing power and bioinformatics have continued to improve, the speed and accuracy of sequencing techniques have increased dramatically while the cost of genetic sequencing has plummeted. This has resulted in increased adoption of NGS-based tumor profiling by healthcare providers to inform clinical treatment decisions.

With genetic sequencing becoming increasingly accessible to patients, clinicians, and researchers, biopharmaceutical companies have begun developing targeted therapies aimed at tumors with specific genetic alterations, such as Pfizer’s Xalkori for the treatment of metastatic NSCLC, caused by a defect in either the ALK or ROS1 genes. These therapies require companion diagnostics – tumor assessments to ensure a patient’s tumor exhibits the requisite biomarker profile – and generally drive higher response rates than traditional “all comer” cancer therapies focused primarily on tumor indication without a patient-selection biomarker. Companion diagnostics can be associated with specific therapeutics or can be general, broad-based diagnostic panels that support multiple therapeutics. Several companies including Foundation Medicine, Guardant Health and Illumina have developed broad-based tumor-profiling diagnostic panels with tumor-associated genes. These tumor-profiling panels are dynamic – being updated by diagnostic companies to reflect an increasing number of targets – adding breadth and depth of content for characterizing patient tumors. In turn, clinical oncologists have begun incorporating genetic sequencing for certain cancers into routine clinical practice in hopes of guiding patients to medicines with greater therapeutic potential for their specific cancer. With genetic screening techniques continuing to improve and gain in clinical practice, precision medicine approaches should result in the discovery and development of more effective targeted therapies.

Regulatory Landscape

The traditional approach to cancer drug development focuses on tumors classified by tumor type and, as a result, the regulatory path typically involves clinical trials in each tumor-specific indication. In other words, for the same drug to gain approval in lung cancer and skin cancer, two separate clinical trials would be pursued. With the advent of precision medicine, tumors can also be classified by genetic mutation, and regulatory authorities have begun to accommodate this classification perspective. In clinical development, this approach can be pursued through a tissue-type agnostic basket trial, in which the effects of a drug are studied in a variety of tumor types with a specific genetic profile.

For example, in 2017, Keytruda, a cancer therapy previously approved in a number of oncology indications, received the first ever tissue-type agnostic approval from the FDA to treat a subset of solid tumors having high MSI or dMMR. This approval was based on data from five clinical trials involving 149 patients across a range of 15 cancer types. In November 2018, Vitrakvi became the first therapy with a tissue-type agnostic indication at the time of initial FDA approval. Vitrakvi was approved to treat a subset of patients with solid tumors harboring an NTRK gene fusion, and the approval was based on data from three single-arm trials comprised of 55 patients across a range of 12 tumor types.

Tissue-type agnostic clinical programs and regulatory approvals may serve as important precedents for other precision medicines designed to treat tumors characterized by specific genetic alterations. Basket trials are well suited to evaluate targeted therapies focused on genetic biomarkers and may result in significantly faster and more cost-effective regulatory pathways as compared to traditional, tumor type-specific clinical trials. Additionally, such basket trials and tumor type-agnostic approvals have the potential to increase the number of patients who are eligible to receive therapies.

Our Capabilities and Approach to Precision Medicine

Our organization was founded with the vision of establishing the leading precision medicine company with capabilities that enable an integrated approach for biomarker and small molecule drug discovery and development to broadly address unmet needs in cancer. By integrating a biomarker-driven approach into drug development, we are taking advantage of the nature of cancer as a collection of rare diseases which are, in select instances, mediated by common biological underpinnings.

We are pursuing targets for which we have identified and preclinically validated a biomarker, and are discovering and developing compounds to modulate those targets. In parallel, we are identifying or developing diagnostics for such biomarkers to select patient populations most likely to benefit from the therapies we are developing. We believe this approach will allow us to design clinical studies and develop our product candidates with a higher probability of success and to reduce overall time and cost.

Figure 1. Our precision medicine capabilities include target and biomarker discovery integrated with small molecule product candidates, and range from early discovery through clinical development.

Target and Biomarker Discovery and Validation

We use distinct approaches to discover novel targets and associated biomarkers—experimental evaluation using our synthetic lethality target discovery platform, and bioinformatic analysis of public and proprietary databases. Collectively, these approaches can identify druggable targets that have predictive biomarkers to guide patient selection as well as pharmacodynamic biomarkers to confirm therapeutic engagement of the target. We execute on target and biomarker discovery and validation with our in-house expertise and capabilities supplemented through strategic collaborations. We cooperate with various partners, including Monoceros Biosystems, or Monoceros, University of California San Diego, or UCSD, University of California San Francisco, or UCSF, and Cancer Research UK, or CRUK, to identify targets and associated biomarkers. Targets are then validated biologically, using molecular biology techniques such as CRISPR gene editing and RNA knockdown, and pharmacologically, using small molecule compounds against these targets.

Our early discovery efforts are substantially focused on identifying novel synthetic lethality targets. Synthetic lethality occurs between two genes when the loss of function of either gene alone does not affect cell viability, but the simultaneous loss of function of both genes leads to cancer cell death. Our discovery platform for identifying novel synthetic lethality targets and associated biomarkers includes a differentiated functional screen which applies a technique referred to as Dual CRISPR. Using this technique, synthetic lethality targets are identified through simultaneous knockout of two genes in selected human cell lines. One of the genes being perturbed is a known tumor suppressor gene and thus, a clinically-active biomarker, and the other gene encodes a putative synthetic lethality target which is druggable using small molecules. In our initial screen using our Dual CRISPR Library 1.0, we are evaluating an aggregate of approximately 50,000 independent gene knockout combinations based on 67 known tumor suppressor genes with 176 DNA damage repair, or DDR, pathway related drug targets.

We also identify biomarker-enabled synthetic lethality target opportunities using bioinformatics, including data analytics, biostatistics, and computational biology. As part of this approach, we and our partner, Monoceros, interrogate public databases, such as TCGA, Project Drive, Project Achilles, MSK-Impact, and proprietary databases, such as Foundation Insights, comprising human tumor genetic information and specific cancer-target dependency networks. We plan to collaborate with partners that curate such databases.

We prioritize targets based on several factors, including for example, the availability of clinical and commercial diagnostics for gene mutations or pathway alterations in tissue-specific tumors, patient prevalence of the specific genetic alteration, unmet medical needs, the robustness of the synthetic lethality interaction and druggability with small molecules.

Small Molecule Drug Discovery

Once we have identified and validated a target and its enabling biomarkers, we use various methods to identify chemical compounds that inhibit the target. Such methods include high-throughput screening, fragment-based screening, and scaffold morphing. With these results, we apply our in-house medicinal chemistry, structural biology and computational chemistry expertise to discover potentially best-in-class small molecule drugs. We supplement our in-house capabilities with external resources, such as compound synthesis and profiling at Pharmaron and WuXi AppTec, biological assays at Quintara Discovery, molecular characterization at Monash University, and formulation, scale-up and manufacturing at STA Pharma, among others. Although our current product candidates are being developed as orally available small molecules, we may also evaluate other modes of administration. Our in-house drug-discovery expertise enables us to rapidly execute across multiple drug discovery programs.

Figure 2. A structural representation of a protein target interacting with an endogenous substrate, reflecting our in-house structural biology capabilities

We test compounds using in vitro and in vivo models to establish a correlation between biochemical and cell based in vitro potency, selectivity, drug exposure, pharmacodynamics and preclinical efficacy in the desired genetic tumor setting. This approach validates and informs further research for both the drug compound and our biomarker strategy for a given target opportunity. This optimization cycle of compound discovery and biomarker-enabled testing is typically repeated, ultimately resulting in a clinical product candidate and one or more associated biomarkers.

Diagnostic Development

In parallel with small molecule drug discovery, we evaluate the availability of a diagnostic to ensure relevant biomarker screening can be offered concurrently with the development of our product candidates. In some cases, a diagnostic may be commercially available, for example, on a tumor-profiling panel. In other cases, we may coordinate or support development of a diagnostic with selected partners. For example, we have established collaborations with Foundation Medicine and Ventana (Roche Diagnostics), and we plan to collaborate with various other partners, potentially including Guardant Health and Illumina to establish diagnostics.

Clinical Development

Once we have a lead product candidate compound and a diagnostic for the associated biomarker, we intend to advance the product candidate into a clinical trial conducted by a third party or in the future, conducted by us. We design the clinical trials for our product candidates with a translational focus – for defined patient populations – typically using a diagnostic screen to guide patient selection. Data from such clinical trials may support FDA and other regulatory agency approval on the basis of our biomarker-selected patient populations. We believe establishing biomarker diagnostics in parallel with our drug development process enhances the probability of clinical success of our programs.

Our Precision Medicine Programs

We are applying our capabilities and approach to develop a portfolio of targeted therapeutics for defined patient populations. For each program in our pipeline, we are discovering novel product candidates, identifying biomarkers and planning to pursue biomarker-driven clinical trials. Our lead product candidate, IDE196, has shown clinical activity in metastatic uveal melanoma patients whose tumors harbor mutations in GNAQ or GNA11 that activate the PKC signaling pathway. We are also planning to evaluate IDE196 in a broader patient population in a basket trial in multiple solid tumor types which have GNAQ or GNA11 mutations or PKC gene fusions. Subject to completion of and satisfactory results from preclinical studies, we also plan to evaluate the safety and efficacy of IDE196, potentially in combination with an epidermal growth factor receptor or EGFR inhibitor, in a clinical trial in NSCLC patients with tumors resistant to an EGFR inhibitor mediated by PKC. Subject to the same conditions, we also plan to evaluate IDE196 in combination with one or more additional anti-cancer agent(s), such as an inhibitor of MEK, mTOR, FAK, and/or CDK4/6, in a Phase 1/2 clinical trial in patients with metastatic uveal melanoma. Other programs, such as the early product candidates emerging from our synthetic lethality programs, each have an accompanying biomarker that we believe has a biological rationale to enhance patient response. We plan to collaborate with partners to establish diagnostics for biomarkers in each program.

Figure 3. Our precision medicine approach integrates translational biomarkers with small molecule product candidates across targeted therapeutic classes, including synthetic lethality and direct targeting of oncogenic pathways.

Pipeline

Our precision medicine pipeline contains product candidates in distinct classes of biomarker-enabled targeted therapies, including direct targeting of oncogenic pathways and synthetic lethality. This pipeline is supplemented by a proprietary target discovery platform, including our Dual CRISPR combinatorial approach for evaluating potential synthetic lethality relationships between potential drug targets and tumor suppressor genes, or TSG.

Fig. 4(a). Product Candidate Pipeline

Fig. 4(b). Research Pipeline

Figure 4. Our precision medicine product candidate pipeline (Fig. 4(a)) includes clinical and preclinical stage programs, and our research pipeline (Fig. 4(b)) includes discovery stage programs and a target identification platform.

Our precision medicine pipeline includes IDE196, a PKC inhibitor currently being evaluated in a Phase 1 clinical trial conducted by Novartis, and MAT2A, our most advanced synthetic lethality program, for which we have identified a compound lead series:

IDE196 (GNAQ, GNA11 mutations)

•

IDE196, a PKC inhibitor, is being evaluated in an ongoing Phase 1 clinical trial in metastatic uveal melanoma, which has enrolled 107 patients total, including 68 patients in an IDE196 monotherapy arm, as of January 2019.

•

We have filed an IND with the FDA, for which we have received FDA authorization to proceed to conduct a Phase 1/2 basket trial, which we expect to initiate in the second or third quarter of 2019, for IDE196 monotherapy in multiple solid tumors that have GNAQ or GNA11 mutations or PKC gene fusions, such as metastatic uveal melanoma, cutaneous melanoma, colorectal cancer, NSCLC, and pancreatic cancer.

•

Subject to completion of and satisfactory results from preclinical studies, we plan to evaluate IDE196 in combination with one or more additional anti-cancer agent(s), such as an inhibitor of MEK, mTOR,

FAK, and/or CDK4/6, in metastatic uveal melanoma. We may also evaluate IDE196 in combination with one or more other anti-cancer agents in multiple solid tumors that have GNAQ or GNA11 mutations or PKC gene fusions, such as cutaneous melanoma, colorectal cancer, NSCLC, and pancreatic cancer.

•

Subject to completion of and satisfactory results from preclinical studies, we also plan to evaluate the safety and efficacy of IDE196, potentially in combination with an epidermal growth factor receptor or EGFR inhibitor, in a clinical trial in NSCLC patients with tumors resistant to an EGFR inhibitor mediated by PKC.

MAT2A Program (MTAP gene deletion)

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The MAT2A-MTAP synthetic lethality relationship has been validated in vitro, and we have observed in vivo efficacy of our MAT2A inhibitors in an MTAP-null model. We expect to designate a development candidate for a MAT2A inhibitor in the second half of 2019 and expect to file an IND for such inhibitor in the first half of 2020.

Our synthetic lethality research pipeline includes a portfolio of inhibitors based on synthetic lethality, including Pol-theta, PARG and WRN inhibitors.

Pol-theta (HRD), PARG (BER), WRN (MSI) Programs

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The Pol-theta synthetic lethality relationship with HRD, including BRCA, PARG synthetic lethality relationship with BRCA and BER and WRN synthetic lethality relationship with MSI have each been validated in vitro. We are targeting designation of a product candidate for a second synthetic lethality program in the first half of 2020 and plan to file an IND for such second program in synthetic lethality in the second half of 2020.

Therapies Directly Targeting Oncogenic Pathways

Overview

Our most advanced pipeline program is IDE196, a potent and selective small molecule inhibitor of PKC, a protein kinase that functions downstream of the GTPases GNAQ and GNA11. IDE196 was initially developed by Novartis to improve upon the selectivity of AEB071, a first generation PKC inhibitor. We obtained an exclusive, worldwide license to IDE196 from Novartis, which is conducting a Phase 1 clinical trial in metastatic uveal melanoma, a cancer of the eye with a high frequency of GNAQ or GNA11 gene mutations. Phase 1 monotherapy data from Novartis was presented at AACR in April 2019. We have filed an IND with the FDA, for which we have received FDA authorization to proceed to conduct a Phase 1/2 basket trial, which we expect to initiate in the second or third quarter of 2019, to evaluate IDE196 in patients with metastatic solid tumors harboring GNAQ or GNA11 mutations, including metastatic uveal melanoma, cutaneous melanoma, colorectal cancer, NSCLC, and pancreatic cancer, and potentially other mutations and gene fusions that activate the PKC signaling pathway. Our planned Phase 1/2 clinical trial will increase the number of patients in our database for safety and efficacy, and together with the data from Novartis’ ongoing Phase 1 clinical trial, is expected to inform our discussions with the FDA and other regulatory agencies.

Scientific Rationale and Opportunity

PKC belongs to a family of closely related protein kinases that are involved in various aspects of signal transduction, such as transmitting extracellular growth factor or cytokine signals to other protein kinases involved in cellular proliferation or transcription regulation. PKC is important for signal transduction and survival of cells with constitutively active mutations in GNAQ or GNA11 as shown below in Figure 5. Inactivation of PKC by specific inhibitors or reduction in protein expression using RNA all highlight the essential role of PKC in cells with GNAQ or GNA11 mutations.

Figure 5. Mutations in GNAQ or GNA11 activate the PKC signaling pathway.

Activating mutations in GNAQ or GNA11 are found in approximately 90% of uveal melanoma patients, resulting in a dependency on PKC activity which we believe may sensitize these tumors to the effects of IDE196. Uveal melanoma is a cancer of the eye and the most common primary intraocular malignancy in adults, with an annual incidence of approximately 3,500 in the United States. Treatment of the primary lesion involves radiation therapy, laser therapy and/or removal of the affected eye, and is effective in preventing local recurrence in over 80% of cases. However, approximately 50% of uveal melanoma patients treated in this manner will eventually develop metastatic disease, most commonly in the liver.

Patients with metastatic uveal melanoma have a very poor prognosis, and there are no FDA-approved therapies for this disease. Metastases are most frequently localized to the liver where curative surgical approaches are rare, and chemotherapy or immunotherapy has limited efficacy. Without treatment, median overall survival of patients with metastatic uveal melanoma is approximately two to eight months. Historical response rates for uveal melanoma generally range from 0% to 10% across treatment types. A meta-analysis of 29 Phase 2 clinical trials of various therapies in metastatic uveal melanoma from 1988 to 2015 demonstrated no improvement in clinical response, with a medium progression free survival of 3.29 months, median overall survival of 10.2 months, and a 1-year overall survival rate of only 43%. The poor prognosis associated with metastatic disease and the lack of effective therapies highlight the need for novel therapeutic approaches that specifically target metastatic uveal melanoma.

In addition to uveal melanoma, as shown in Table 1 below, mutations in GNAQ or GNA11 have also been observed at lower frequencies across other solid tumors, such as cutaneous melanoma (4.9%), colorectal (4.6%), pancreatic (2.4%), stomach (2.3%), cervical (2.0%), lung adenocarcinoma (1.7%) and bladder (1.6%). Analysis of another data set, Memorial Sloan Kettering Cancer Center’s, or MSKCC’s Impact Data, comprising data for approximately 10,000 metastatic solid tumor samples, suggests that GNAQ or GNA11 mutations are found in approximately 1.3% of non-uveal solid tumors. For this specific MSKCC data set, it is estimated that up to approximately 50% of such tumors may have mutations which activate the PKC signaling pathway. Analysis of the Foundation Medicine patient database likewise suggests that GNAQ or GNA11 mutations are found in approximately 1.4% of tumors in the database, of which about 25% may be pathogenic, with mutations which activate the PKC signaling pathway. A breakdown of such potentially pathogenic mutations by indication includes: about 35% uveal melanoma, about 35% primary melanoma of unknown origin, about 7% skin melanoma and about 23% other indications. Preclinical validation of the functional relevance of these mutations in solid tumors is ongoing.

PKC gene fusions, where a portion of an unrelated gene fuses to the kinase domain of PKC as a result of a chromosomal translocation, have also been identified from sequence analyses of tumors. These fusions often result in the overexpression and constitutive activation of the PKC kinase and are estimated to occur in esophageal (4.3%), lung squamous (1.8%), breast (1.2%), lung adenocarcinoma (1.0%) and liver (0.8%) cancers, as well as other solid tumors. Although the frequency of GNAQ or GNA11 mutations and PKC-activating gene fusions are lower than what has been observed in uveal melanoma, the incidence of these cancers may increase the potential addressable market for IDE196. Preclinical validation of the functional relevance of PKC fusions in solid tumors is ongoing.

Cancer Type	N	GNAQ (%)	GNA11 (%)	Total (%)
Uveal Melanoma	80	50	45	95
Cutaneous Melanoma	290	2.1	2.8	4.9
Colorectal	367	2.7	1.9	4.6
Pancreatic	126	0.8	1.6	2.4
Stomach	393	0.8	1.5	2.3
Cervical	194	1.0	1.0	2.0
Lung Adenocarcinoma	533	0.9	0.8	1.7
Bladder	394	0.8	0.8	1.6

(a) GNAQ and GNA11 mutations (Data Source: TCGA Data in cBioportal)

Cancer Type	N	PKCA (%)	PKCB (%)	PKCH Other (%)	Total (%)
Esophageal	185	—	0.5	3.8	4.3
Lung Squamous	177	0.6	0.6	0.6	1.8
Breast	975	0.6	—	0.6	1.2
Lung Adenocarcinoma	533	0.2	0.2	0.6	1.0
Liver	373	0.8	—	—	0.8

(b) PKC gene fusions (Data Source: TCGA Data in cBioportal)

Table 1. Frequency of (a) GNAQ or GNA11 mutations and (b) PKC gene fusions in solid tumors

Mutations in GNAQ and GNA11 that activate the PKC signaling pathway are generally independent of certain other known oncogenic drivers. As shown in Figure 6 below, for example, GNAQ and GNA11 mutations Q209L and R183C in cutaneous melanoma show statistically significant mutual exclusivity from BRAF (V600E) activating mutations and NRAS activating mutations, suggesting these alterations may define distinct patient populations and that patients with such GNAQ or GNA11 hotspot mutations may not be candidates for BRAF targeted therapies.

Figure 6. Statistical analysis evaluating co-occurrence of hot spot mutations (Q209 or R183) in GNAQ or GNA11 with mutations in BRAF (V600E and non-V600E) or NRAS in cutaneous melanoma. Chi-squared test was used to determine whether the observed versus expected mutations ratio compared to the wild-type group (WT BRAF, WT NRAS). p-value < 10-3 for lack of co-occurrence of GNAQ or GNA11 (Q209/R183) mutations and BRAF V600E and NRAS mutations.

Additionally, tumors having GNAQ or GNA11 hotspot mutations are predominantly characterized by low tumor mutational burden, or TMB. As shown in Figure 7 below, analysis of mutation data in the Foundation Medicine Insights database suggests that approximately 80% of cutaneous melanoma samples with such GNAQ or GNA11 hotspot mutations have low TMB, whereas over 60% of cutaneous melanomas without GNAQ or GNA11 mutations have high TMB. These data suggest that patients with such GNAQ or GNA11 hotspot mutations may not be selected for current immuno-therapies, if high TMB is used as a biomarker for response to immune checkpoint inhibitors.

Fig. 7(a)	Fig. 7(b)

Figure 7. Cutaneous melanoma tumors with GNAQ or GNA11 hotspot mutations are generally characterized by low TMB (Fig 7(a)), whereas cutaneous melanoma tumors without GNAQ or GNA11 mutations are generally characterized by high TMB (Fig 7(b)).

Additionally, a recent study has implicated PKC as a resistance mechanism acting downstream of EGFR tyrosine kinase inhibitors, or TKIs. As described below, subject to completion of and satisfactory results from preclinical studies, we plan to evaluate the safety and efficacy of IDE196, potentially in combination with an EGFR inhibitor, in a clinical trial in NSCLC patients with tumors resistant to an EGFR inhibitor mediated by PKC.

As shown in Figure 8 below, we have estimated the addressable population in major market countries, consisting of US, EU5 and Japan, for patients having solid tumors with GNAQ or GNA11 mutations to include approximately 10,000 patients, including an annual incidence of about 3,500 in metastatic uveal melanoma, and about 6,500 in other solid tumor indications. Based on internal analysis, for solid tumor indications other than metastatic uveal melanoma, we believe about 2,500 patients annually have tumors with GNAQ or GNA11 “hotspot” mutations that are potentially pathogenic, based on loci of such mutations relative to the loci of mutations in uveal melanoma. Thus, the addressable population in such major market countries is estimated to be about 6,000 patients having metastatic uveal melanoma or tumors with potentially pathogenic GNAQ or GNA11 “hotspot” mutations. Additionally, for solid tumor indications other than metastatic uveal melanoma, we have estimated about 4,000 patients annually have tumors with GNAQ or GNA11 “non-hotspot” mutations in loci different from the loci of mutations in uveal melanoma, which nonetheless may activate the PKC signaling pathway, based on preliminary structural biology functional prediction of GNAQ or GNA11 proteins harboring such non-hotspot mutations.

The addressable population in major market countries, consisting of US, EU5 and Japan, for patients having solid tumors with PKC fusions is estimated to be approximately 3,000 annually, based on our internal assumption that 40% of PKC fusions are functional and activate the PKC signaling pathway. The estimated addressable population for NSCLC patients having tumors with resistance to an EGFR inhibitor, where such resistance is mediated by PKC, is about 30,000 annually, based on the literature-reported analysis that approximately 40% of such NSCLC tumors have resistance mediated through PKC.

In China, in light of the relatively high prevalence of lung and esophageal cancer, the addressable population for patients having solid tumors with PKC fusions is estimated to be approximately 5,000 annually, based on our internal assumption that 40% of PKC fusions are functional and activate the PKC signaling pathway. The estimated addressable population in China for NSCLC patients having tumors with resistance to an EGFR inhibitor, where such resistance is mediated by PKC, is about 40,000 annually, based on the literature-reported analysis that approximately 40% of such NSCLC tumors have resistance mediated through PKC.

Fig. 8(a)

Fig. 8(b)

Figure 8. Addressable population (US, EU5, JP) estimated from annual prevalence of actionable GNAQ or GNA11 mutations, including patients having (a) metastatic uveal melanoma, or GNAQ or GNA11 hotspot-mutations (Fig. 8(a)), or (b) GNAQ or GNA11 mutations, PKC fusions and PKC-mediated EGFRi- resistance in NSCLC (Fig. 8(b)).

Summary of Preclinical Data

As shown in Table 2 below, IDE196 exhibits single-digit nanomolar potency against both classical isoforms and novel delta, epsilon, eta and theta isoforms of the PKC kinase family with good selectively relative to other off-target kinases.

IDE196 IC50 (nM)
Classical				Novel				Atypical
alpha	beta 1	beta 2	gamma	delta	epsilon	eta	theta	zeta
25	66	58	11	4	3	1	3	>2000

Table 2. IDE196 potency for classical, novel and atypical PKC isoforms

As shown in Figure 9 below, IDE196 is highly selective against other kinases, with only dystrophia myotonica-protein kinase, or DMPK, having activity against comparable PKC isoforms. In particular, IDE196 demonstrated reduced activity of between 1-10% for CIT, ERBB2, MAP4K2, PKN2, SLK and TRKB kinases relative to its activity for PKC isoforms, in each case as measured relative to dimethyl sulfoxide control.

Figure 9. Kinase selectivity profile of IDE196 at 1 µM

Consistent with the known role of PKC in cellular signaling downstream of G-coupled proteins, IDE196’s impact on cell proliferation is enhanced for cell lines that express PKC-activating alterations, predominantly cell lines having GNAQ or GNA11 mutations. For example, Figure 10 below shows that human uveal melanoma 92.1 cells having GNAQ Q209L activating mutations are more sensitive to IDE196 as compared to human cutaneous melanoma SKMEL28 cells having BRAF V600E mutations.

Figure 10. Comparative anti-proliferative effects of IDE196 (LXS196) in GNAQ mutant uveal melanoma vs. BRAF V600E mutant cutaneous melanoma

Figure 11 below shows data from a GNAQ-mutant xenograft mouse model based on human uveal melanoma 92.1 cells, in which treatment with IDE196 induced tumor regression at doses of 75mg/kg twice a day, or BID, and above. Treatment with AEB071, Novartis’ first generation PKC inhibitor, at its determined maximum tolerated dose of 120 mg/kg BID, resulted in tumor stasis, or a stoppage of growth, and did not cause tumor regression. Additionally, as shown in Figure 12 below, tumors that were sensitive to IDE196 after initial dosing remained sensitive to treatment upon re-dosing after an approximately 60-day suspension of the treatment. These data supported Novartis’ Phase 1 clinical development efforts, and we believe also support our future development efforts.

Figure 11. IDE196 monotherapy induced tumor regression in a GNAQ xenograft

Figure 12. IDE196 resulted in rapid and durable tumor regression. Tumors that emerged after suspension of therapy remained sensitive to IDE196.

Summary of Clinical Data – Metastatic Uveal Melanoma

Novartis is currently evaluating IDE196 in an ascending dose Phase 1 clinical trial in metastatic uveal melanoma. We have the right of reference to the Novartis clinical trial monotherapy data for our regulatory filings for IDE196 and have exclusive worldwide rights to further clinical development and commercialization of IDE196. A primary objective of the clinical trial is to evaluate the safety of IDE196 in human patients. A secondary objective of the clinical trial is to evaluate the preliminary antitumor activity of IDE196 by determination of the overall response rate and progression free survival.

As of September 2018, Novartis’ ongoing clinical trial enrolled 68 patients in a dose escalation monotherapy arm, with 38 patients receiving IDE196 once a day, or QD, at doses ranging from 100 to 1000 mg, and 30 patients receiving IDE196 twice a day, or BID, at doses ranging from 200 to 400 mg. In findings from 66 evaluable patients as of September 2018, Novartis reported a total of six confirmed partial responses, or PRs, (four in BID cohort and two in QD cohort) and two unconfirmed PRs (both in BID cohort) among the 45 patients that exhibited stable disease, or SD.

As shown in Figure 13 below, as of September 2018, 28 patients in the BID cohort were evaluable: six of these patients had PRs, four confirmed and two unconfirmed, and 16 of the patients had SD as their best response, with the remaining six patients having progressive disease. As summarized in Table 3 below, 22 of the 30 patients (73%) experienced a clinical benefit as measured by disease control rate (CR, PR, or SD). Eight of the 30 patients (27%) had a tumor regression greater than 30%, and four of 30 patients (13%) had confirmed PRs.

In this BID cohort as of September 2018, 18 patients received the recommended dose for expansion of 300 mg BID. Among 17 of these patients which were evaluable: four of the patients had a confirmed or unconfirmed PR and 10 of the patients had SD as their best response, with the remaining three patients having progressive disease as their best response. As such, 14 of 18 patients (78%) experienced a clinical benefit as measured by disease control rate (CR, PR, or SD), five of 18 patients (28%) had a tumor regression greater than 30%, and two of 18 patients (11%) had confirmed PRs.

In the BID cohort as of September 2018, eight patients with stable disease or partial response continued on therapy for 13 to 20 months, surpassing the historical median overall survival of approximately 10 months for metastatic uveal melanoma based on a meta-analysis of multiple clinical trials. Of these eight patients, three patients progressed at 12, 15 and 17 months, respectively, and five patients continued on therapy at 13, 13, 16, 17 and 20 months, respectively. The median duration of exposure for patients in the BID regimen was 4.6 months (range: 0.33 - 20.01 months).

As of April 2019, these five BID patients continue on therapy, with each of them remaining on therapy for over 18 months and two of these patients reaching 24 months. Of these five ongoing patients, two maintain confirmed PRs (200 mg BID and 300 mg BID) and three have SD (all at 300 mg BID).

Confirmed Best Overall Response, n (%)	BID schedule N=30

Partial response	4 (13%)	}	22/30 (73%) DCR (SD+PR+CR)

Stable disease*	18 (60%)		8/30 (27%) tumor regression >30%

Progressive disease	6 (20%)

Unknown	2 (7%)

Overall response rate (ORR: CR+PR), n (%)	4 (13%)

[95% CI]**	[4%, 31%]

Disease control rate (DCR: CR+PR+SD), n (%)	22 (73%)

[95% CI]**	[54%,88%]

*   Including two unconfirmed partial response (uPRs) in the BID schedule

** The 95% Confidence Interval (CI) is calculated using the exact (Clopper-Pearson) Interval CR, confirmed complete reponse, PR, confirmed partial response, SD, stable disease.

Table 3. Best Response Data of 30 patients (28 evaluable) that received BID dosing of 200 to 400 mg IDE196 as monotherapy in a Phase 1 clinical trial in metastatic uveal melanoma. Responses determined by investigator assessment. Data as of September 2018.

Fig. 13(a)

Fig. 13(b)

Fig. 13(c)

Figure 13. Monotherapy activity and duration of IDE196 in a Phase 1 clinical trial in metastatic uveal melanoma showing patients with partial response or PR, stable disease or SD, or progressive disease or PD. Response data, including percent change from baseline (Figs. 13(a) and 13(c)) and duration (Figs. 13(b) and 13(c)) determined by investigator assessment. Data as of September 2018.

As shown in Figure 14 below, radiological images showed tumor regressions in two patients dosed with IDE196. A first patient dosed at 300 mg QD (Fig. 14(a)), who had been previously treated with Pembrolizumab, had a progression free survival of seven months and achieved a confirmed PR with 41% tumor regression. A second patient dosed at 300 mg BID (Fig. 14(b)), had an unconfirmed partial response with approximately 32% tumor regression.

Fig. 14(a)

Fig. 14(b)

Figure 14. Radiological images showed tumor regressions in two patients in a Phase 1 clinical trial in metastatic uveal melanoma dosed with IDE196 300 mg QD (Fig. 14(a)) and 300 mg BID (Fig. 14(b)).

IDE196 was shown to be well-tolerated, with the most common adverse events reported to date being GI toxicities, hypotension and fatigue. Efficacy and safety data from this monotherapy arm of the clinical trial was reported by Novartis at AACR in April 2019.

As shown in Table 4(a) below, dose limiting toxicities, or DLTs, were reported in 7 of 38 patients on the QD schedule and in 2 of 17 patients on the BID schedule who were evaluable for the Bayesian logistic regression model, or BLRM. The most common DLT was hypotension, which was manageable and resolved quickly with intravenous fluids, dose interruption, and/or dose reduction. In this dose escalation study of the clinical trial, maximum tolerated doses were determined at 500mg QD and 400 mg BID and the recommended dose for expansion, or RDE, was declared at 300mg BID.

Table 4(b) below summarizes all adverse events, or AEs, (all grades, in ≥ 10% of patients) regardless of relationship to IDE196 as monotherapy, through September 30, 2018 as reported by Novartis in its ongoing Phase 1 clinical trial for IDE196. The most frequent AEs (all grades, in ≥ 20% of patients) suspected to be related to IDE196 in patients across both dosing schedules of the monotherapy arm (n = 68) included nausea (66.2%), diarrhea (45.6%), vomiting (30.9%), hypotension (22.1%), increased ALT (22.1%) and fatigue (20.6%). The majority of gastrointestinal and constitutional AEs were low grade (grade 1 or 2). Grade 3 or 4 AEs suspected to be related to IDE196 were reported in 17 patients (25.0%), the most frequent being hypotension (8.8%). BID dosing was better tolerated than QD dosing with fewer drug-related grade 3 or 4 AEs reported (20% with BID vs 28.9% QD dosing) and fewer drug-related serious adverse events, or SAEs (6.7% with BID vs 15.8% with QD).

The most common AEs (any grade, in >15% of patients) suspected to be related to IDE196 as monotherapy at the RDE (n = 18) included nausea (77.8%), diarrhea (61.1%), vomiting (38.9%), increased ALT (27.8%), asthenia, dry skin and rash (22.2% each), hypotension, fatigue, increased AST, dermatitis acneiform, and peripheral edema (16.7% each).

As shown in Table 4(c) below, SAEs suspected to be related to IDE196 as monotherapy in the BID cohort included one patient who experienced both hepatocellular injury and rash at 300 mg BID, and a second patient with hypotension at 400 mg BID. SAEs suspected to be related to IDE196 as monotherapy in the QD cohort included constipation, nausea and vomiting at 200 mg QD (one patient), hypotension and one instance of diarrhea at 500 mg QD (three patients), and hypotension at each of 800 mg (one patient) and 1000 mg QD (one patient).

Table 4(a). Dose limiting toxicities for 55 patients receiving QD (n=38) or BID (n=17) dosing of IDE196 as monotherapy in a Phase 1 clinical trial in metastatic uveal melanoma. Data as of September 2018.

Table 4(b). Adverse events regardless of relationship of 68 patients receiving QD (n=38) or BID (n=30) dosing of IDE196 as monotherapy in a Phase 1 clinical trial in metastatic uveal melanoma. Data as of September 2018.

	LXS196 200mg BID		LXS196 300mg BID		LXS196 400mg BID		All LXS196 BID Patients		All LXS196 SA Patients
	N=6		N=18		N=6		N=30		N=68
	All Grades	Grade 3/4	All Grades	Grade 3/4	All Grades	Grade 3/4	All Grades	Grade 3/4	All Grades	Grade 3/4
Preferred term	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)
-Total	0	0	1 (5.6)	1 (5.6)	1 (16.7)	1 (16.7)	2 (6.7)	2 (6.7)	8 (11.8)	8 (11.8)
Hypotension	0	0	0	0	1 (16.7)	1 (16.7)	1 (3.3)	1 (3.3)	6 (8.8)	6 (8.8)
Constipation	0	0	0	0	0	0	0	0	1 (1.5)	0
Diarrhoea	0	0	0	0	0	0	0	0	1 (1.5)	0
Hepatocellular Injury	0	0	1 (5.6)	1 (5.6)	0	0	1 (3.3)	1 (3.3)	1 (1.5)	1 (1.5)
Nausea	0	0	0	0	0	0	0	0	1 (1.5)	1 (1.5)
Rash Pruritic	0	0	1 (5.6)	1 (5.6)	0	0	1 (3.3)	1 (3.3)	1 (1.5)	1 (1.5)
Vomiting	0	0	0	0	0	0	0	0	1 (1.5)	1 (1.5)

- Preferred term are sorted in the descending frequency as in the ‘All grades’ column of ‘All patients’.

- A patient with multiple occurrences of an AE under one treatment is counted only once in the AE category For that treatment.

- A patient with multiple adverse events is counted only once in the total row.

	LXS196 100mg QD		LXS196 200mg QD		LXS196 300mg QD		LXS196 500mg QD		LXS196 800mg QD		LXS196 1000mg QD		All LXS196 QD Patients
	N=3		N=4		N=15		N=11		N=1		N=4		N=38
	All Grades	Grade 3/4	All Grades	Grade 3/4	All Grades	Grade 3/4	All Grades	Grade 3/4	All Grades	Grade 3/4	All Grades	Grade 3/4	All Grades	Grade 3/4
Preferred term	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)	n(%)
-Total	0	0	1 (25.0)	1 (25.0)	0	0	3 (27.3)	3 (27.3)	1 (100)	1 (100)	1 (25.0)	1 (25.0)	6 (15.8)	6 (15.8)
Hypotension	0	0	0	0	0	0	3 (27.3)	3 (27.3)	1 (100)	1 (100)	1 (25.0)	1 (25.0)	5 (13.2)	5 (13.2)
Constipation	0	0	1 (25.0)	0	0	0	0	0	0	0	0	0	1 (2.6)	0
Diarrhoea	0	0	0	0	0	0	1 (9.1)	0	0	0	0	0	1 (2.6)	0
Hepatocellular Injury	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Nausea	0	0	1 (25.0)	1 (25.0)	0	0	0	0	0	0	0	0	1 (2.6)	1 (2.6)
Rash Pruritic	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Vomiting	0	0	1 (25.0)	1 (25.0)	0	0	0	0	0	0	0	0	1 (2.6)	1 (2.6)

- Preferred term are sorted in the descending frequency as in the ‘All grades’ column of ‘All patients’.

- A patient with multiple occurrences of an AE under one treatment is counted only once in the AE category For that treatment.

- A patient with multiple adverse events is counted only once in the total row.

Table 4(c). Serious adverse events suspected to be related to IDE196 of 68 patients receiving QD (n=38) or BID (n=30) dosing of IDE196 as monotherapy in a Phase 1 clinical trial in metastatic uveal melanoma. Data as of September 2018.

An additional arm of Novartis’ Phase 1 clinical trial is evaluating a combination of IDE196 and Novartis’ HDM201, an inhibitor of the tumor suppressive p53-MDM2 interaction. Enrollment in dose escalation of this combination arm is completed, with 39 patients enrolled as of January 2019 and nine patients continuing on combination therapy as of March 15, 2019. Novartis has indicated that it does not currently intend to enroll patients for the expansion of the combination arm due to portfolio prioritization. Novartis has also indicated, however, that its Phase 1 clinical trial will continue for the existing patients enrolled in the combination and monotherapy arms. As described below, we plan to conduct preclinical studies to evaluate other agents in combination with IDE196 for treatment of metastatic uveal melanoma and other solid tumors such as NSCLC, in support of our planned combination clinical trials.

We believe that the clinical data from the ongoing Phase 1 clinical trial for IDE196 in metastatic uveal melanoma supports further clinical development of IDE196, with the potential for clinical benefit and enhanced duration. As shown in Figure 15 below, patients with metastatic uveal melanoma have a high unmet medical need.

•

*Journal of Clinical Oncology, April 2018, Carjaval et al. Selumetinib in earlier Phase 1/2 trial had an ORR of 14% but did not confirm in Phase 3; **Therapeutic Advances in Medical Oncology, February 2018, Carjaval, et al. Trametinib SD >16 weeks; *** Journal of Clinical Oncology, January 2017, Deo et al.

•

Immunocore’s Phase 1 study on IMCgp100 enrolled a subset of metastatic uveal melanoma patients with HLA-A2 allele (~50% MUM patients). The study had 16 evaluable patients with HLA-A2 allele reporting 2PRs (~11% ORR)

Figure 15. IDE196 monotherapy Phase 1 data and prior clinical trials in metastatic uveal melanoma. These data are based on cross-trial comparisons and not a head-to-head clinical trial. As a result, these data may not be directly comparable.

Our Clinical Development Plan

As shown in Figure 16 below, we plan to evaluate the safety and efficacy of IDE196 in a Phase 1/2 clinical trial in multiple solid tumor indications through a tissue-type agnostic basket trial design. We have filed an IND with the FDA, for which we have received FDA authorization to proceed to conduct a Phase 1/2 clinical trial, which we expect to initiate in the second or third quarter of 2019, to evaluate IDE196 in multiple solid tumors that have

GNAQ or GNA11 mutations, or PKC gene fusions, in indications such as metastatic uveal melanoma, cutaneous melanoma, colorectal cancer, NSCLC, and pancreatic cancer. We have initiated formulation development to improve upon Novartis’ powder in capsule used in their ongoing Phase 1 clinical trial. We anticipate our IDE196 Phase 1/2 clinical trial will be dosed as a BID regimen potentially at a dose higher than 300 mg, based on the favorable efficacy and safety observed to date by Novartis in the BID regimen versus once a day dosing in the ongoing clinical trial. The data from our planned Phase 1/2 clinical trial will increase the number of patients in our safety and efficacy database, and together with the data from Novartis’ ongoing Phase 1 clinical trial to which we have a right of reference, is expected to inform future discussions with the FDA and other regulatory agencies.

Figure 16. Our Phase 1/2 clinical development plan for IDE196

We plan to initiate a Phase 1/2 combination trial of IDE196 with inhibitors of one or more other small molecule agents in metastatic uveal melanoma. The selection of the combination agents will be based both on the final results of the Novartis HDM201 combination in metastatic uveal melanoma trial as well as on our planned preclinical studies, including evaluation of MEK, FAK, mTOR and CDK4/6 as potential combination agents. As shown in Figure 17 below, a first generation PKC inhibitor, AEB071, was evaluated in vivo in preclinical studies in patient-derived xenograft models in combination with each of an MEK inhibitor (Fig. 17(a)), an mTOR inhibitor (Fig. 17(b)) and a CDK4/6 inhibitor (Fig. 17(c)).

Fig. 17(a). MEK 1/2 inhibitor, MEK162

Fig. 17(b). mTORC1 inhibitor, RAD001

Fig. 17(c). CDK4/6 inhibitor LEE011

Figure 17. In vivo studies in patient-derived xenograft models evaluating a first generation PKC inhibitor, AEB071, in combination with each of an MEK inhibitor (Fig. 17(a)), an mTOR inhibitor (Fig. 17(b)) and a CDK4/6 inhibitor (Fig. 17(c)). Carita, et al., Oncotarget (May 2016).

Our clinical trial strategy may include earlier identification of patients who we believe will benefit from our treatments. For example, in uveal melanoma patients it may be beneficial to identify the recurrence of disease prior to metastasis, which occurs in approximately 50% of patients over a period of 3.45-15 years. Early detection of the recurrence is limited with diagnostics in use today, which we believe contributes to poor patient prognosis highlighted by a median overall survival of approximately 10 months after metastasis based on a meta-analysis of multiple clinical studies. As shown in Figure 18 below, the early diagnosis of metastasis may be facilitated by identifying GNAQ or GNA11 activating mutations in patients’ peripheral blood samples using circulating tumor DNA, or ctDNA, diagnostics. If we are able to identify and treat uveal melanoma patients earlier in the course of their disease, we may improve clinical responses for these patients.

Our clinical trial strategy for IDE196 is enabled by commercially available diagnostics. GNAQ and GNA11 mutations are included on the FoundationOne NGS panel, FoundationOne Liquid and Guardant 360 liquid biopsy ctDNA panels, potentially enabling enrollment of patients based on either tissue-based or liquid biopsy-based assays. Certain PKC gene fusions are also included on Illumina’s Archer gene fusion tumor-profiling panel.

Figure 18. Levels of GNAQ and GNA11 mutations in ctDNA are increased in patients with metastatic uveal melanoma compared to primary uveal melanoma, as shown by comparison of ctDNA levels in patients with primary (n=27) and metastatic (n=8) uveal melanoma (Fig. 18(a)), and by plasma ctDNA levels in samples from particular patients having GNA11 R183C mutation (Fig. 18(b)) or GNA11 Q209L mutation (Fig. 18(c)) prior to and after development of metastatic disease, including as shown by positron emission tomography images (Fig. 18(c)). NAD = no active disease; PD = progressive disease.

Other Indications Being Evaluated

We believe that IDE196 may also have potential for therapeutic use in other cancer indications in which PKC mediates cancer cell proliferation, such as certain mutant NSCLC tumors, or in rare disease indications in which PKC mediates disease pathology, such as Sturge-Weber Syndrome.

PKC-Mediated Resistance to EGFRi in NSCLC

A recent study indicated that nuclear PKC delta isoform is an important mediator of resistance to TKIs in epidermal growth factor receptor, or EGFR, mutant NSCLC tumors. This study also reported that the combined inhibition of

PKC delta and EGFR induced significant tumor regression in TKI-resistant EGFR-mutant NSCLC xenografts and patient-derived xenograft or PDX models. As shown above in Table 2, IDE196 is a potent inhibitor PKC isoform delta, demonstrating 4 Nm IC50 potency. Accordingly, we plan to preclinically assess the potential of IDE196 for the treatment of EGFR-mutant NSCLC tumors which are TKI-resistant. Additionally, a recent study reported colorectal cancers, or CRC, that metastasize to the lung show GNAQ and GNA11 mutations at a prevalence of 40% and approximately 20%, respectively, in tumor samples, suggesting a possible therapeutic opportunity for treatment with IDE196 in this patient population. An estimated 10% to 20% of CRC cases develop lung metastasis.

Subject to completion of and satisfactory results from preclinical studies, we plan to evaluate the safety and efficacy of IDE196, potentially in combination with an EGFR inhibitor, in a clinical trial in NSCLC patients with tumors resistant to an EGFR inhibitor mediated by PKC.

A recent study by Lee et al. at MD Anderson Cancer Center, or MDACC, published in Cancer Cell, 10;34(6):954-969 (December 2018), has implicated PKC delta as a major resistance mechanism acting downstream of EGFR TKIs. As shown in Figure 19, below, the study identified a non-catalytic role for EGFR protein in heterodimerizing with the receptors HER2 and AXL (Fig. 19(a)), which have previously been implicated in EGFR TKI resistance, thereby activating and promoting nuclear PKC delta accumulation. The study also presented data where the combined inhibition of PKCd and EGFR induces marked regression of resistant NSCLC tumors with EGFR mutations (Fig. 19(b), 19(c), and 19(d)). This study also demonstrated that high levels of nuclear PKC delta are associated with EGFR TKI resistance in a cohort of lung cancer patients (Fig. 19(e)), and that levels of nuclear PKC delta in such tumors could be modulated using a PKC inhibitor (Fig. 19(f)).

Fig. 19(a)

Fig. 19(b). TC386 PDX - EGFR-mut (del19)

Fig. 19(c). H1975 - EGFR-mut (T790M)	Fig. 19(d). TM0204 PDX - EGFR-mut (T790M)

Fig. 19(e)

Fig. 19(f)

Figure 19. Lee et al., Cancer Cell, 10;34(6):954-969 (December 2018), discovered a non-catalytic role for EGFR protein in NSCLC tumors resistant to EGFR inhibitors (Fig. 19(a)). Inhibition of PKCd and EGFR induces regression of resistant NSCLC tumors with EGFR mutations (Fig. 19(b), 19(c), and 19(d)). High levels of nuclear PKC delta are associated with EGFR TKI resistance in lung cancer patients (Fig. 19(e)). Levels of nuclear PKC delta in such tumors can be modulated using PKC inhibitors Sotra or Go (Fig. 19(f)).

As shown in Figure 20 below, confirmatory validation experiments have been performed using our IDE196 in two different EGFR TKI resistant cell lines, H1975 and H820, each of which harbors an EGFR T790M resistance mutation. While either gefitinib or IDE196 alone had modest inhibitory effects, the combination of agents resulted in substantial inhibition of cell growth. Further experiments are in progress to validate IDE196 in additional in vitro assays and using in vivo EGFR TKI resistant xenograft models.

Figure 20. In vitro activity of IDE196 alone and in combination with gefitinib in H1975 cell lines having T790M and L858R mutations (Fig. 20(a), left panel) in cell titer glo (3-day) assay, and in H820 cell lines having T790M and EGFR exon19 del mutations (Fig. 20(a), right panel) in cell titer glo (3-day) assay and in H1975 cell lines (Fig. 20(b)) in cell proliferation (10-day) assay.

Sturge-Weber Syndrome

Sturge-Weber Syndrome, or SWS, a rare disease characterized by facial birthmark, neurological abnormalities (e.g., seizures) and glaucoma, is believed to be caused by a somatic, activating mutation in GNAQ. SWS, also known as encephalofacial angiomatosis, is a neurocutaneous disorder that occurs as a sporadic congenital condition. As shown in Figure 21 below, it can be characterized by a port-wine stain, or PWS, that affects the skin in the distribution of the ophthalmic branch of the trigeminal nerve (Panels A and B) and is associated with venous-capillary abnormalities of the leptomeninges (Panels C and D) and the eye. As shown in Table 5 below, in one study 23 of 26 (88%) of SWS patients were identified to have GNAQ mutation present in skin or brain-tissue. SWS is estimated to occur in one in 20,000 to one in 50,000 live births.

Figure 21. SWS is characterized by skin port-wine stains (representative photographs, Panels A and B) and is associated with venous-capillary abnormalities of the leptomeninges (representative magnetic resonance imaging scans, Panels C and D), as reported by Shirley et al., NEJM (2013).

Table 5. Somatic mutation of GNAQ in skin and brain-tissue samples. Shirley et al., NEJM (May 2013). * Data are shown for c.548GgA, which results in the p.Arg183GIn amino acid substitution. This position corresponds to position 80,412,493 on chromosome 9 (Genome Reference Consortium Human Build 37). † The p.Arg183Gln substitution was considered to be present if the mutant allele frequency was more than 1%. ‡ The mutant allele frequency was calculated as the percentage of mutant alleles divided by total alleles (with ranges shown in the case of multiple samples).

Therapies Based on Synthetic Lethality

Overview

We are actively pursuing the discovery and development of small molecule inhibitors of a number of targets based on synthetic lethality. Our pipeline in synthetic lethality comprises multiple preclinical programs against both known and novel targets, which is complemented by a robust target discovery platform. Synthetic lethality occurs between two genes when the loss of function of either gene alone does not affect cell viability, but the simultaneous loss of function of both genes leads to cancer cell death. We believe these programs may have a higher likelihood of demonstrating efficacy because the biological hypothesis of synthetic lethality can be tested preclinically, and each synthetic lethal target that we expect to pursue will have a clearly defined tumor-associated biomarker for patient selection.

Although mutated, amplified, and deleted genes in cancer have been catalogued, only a fraction of such genes are amenable to conventional drug discovery approaches. A subset of historically undruggable targets can potentially be pursued indirectly, based on the concept of synthetic lethality. For example, cancer cells with loss of function mutations in a tumor suppressor gene “A” may have susceptibility to pharmacological inhibition of its synthetic lethal partner, gene “B”. In this context, the drug target can be gene “B” and the biomarker for defining the clinical population can be based on detection of a mutation in gene “A”.

Our pipeline in synthetic lethality includes programs targeting:

•	MAT2A, in tumor cells having MTAP gene deletion, which occurs in approximately 15% of all solid tumors;

•	Pol-theta, in tumors with genetic mutations in HRD, including BRCA mutations which occur, for example, in approximately 14% of ovarian cancer tumors;

•	PARG, in tumors with genetic mutations in BRCA or base excision repair, the prevalence of which is being evaluated in several solid tumors; and

•	WRN, in high MSI tumors, present for example, in approximately 15% of colorectal cancer tumors.

We expect to select a development candidate for a MAT2A inhibitor in the second half of 2019 and file an IND for such MAT2A inhibitor in the first half of 2020, and also expect to designate a product candidate for a second program in synthetic lethality in the first half of 2020, and file an IND for such second program in synthetic lethality in the second half of 2020, in each case subject to completion of and satisfactory results from our ongoing preclinical studies.

In addition to these programs, we are actively identifying novel synthetic lethality targets through our internal research as well as through collaborations with academic and clinical institutions, including UCSD and CRUK.

Background

Synthetic lethality is emerging as an important therapeutic paradigm in the treatment of cancer. It was first defined by Calvin Bridges in 1922 based on the observation that certain combinations of gene mutations resulted in lethality despite the fact the single mutations in either gene were viable.

Cancer cells often contain genetic changes that lead to alterations in pathways such as DNA repair and metabolism. These changes endow the cancer cells with certain properties such as the ability to replicate by bypassing normal control mechanisms. However, removing these important regulators of cell function may also make these cancer cells more dependent on backup pathways that can then be targeted to achieve a therapeutic effect. Figure 22 below depicts synthetic lethality, comparing cell viability for normal cells to altered cells – including in the second panel where a drug target pathway is inhibited with a therapeutic in normal cells (cells remain viable), and where the drug target pathway is inhibited with a therapeutic in cancer cells having an altered (e.g. mutated) gene pathway (cells not viable). The latter scenario represents a synthetic lethality relationship between the drug target and the mutation in the gene.

We are using small molecule inhibitors against targets in pathways that have potentially less effects on the viability of normal cells but are designed to result in lethality in cancer cells having specific underlying genetic alterations. Cancer targets based on synthetic lethality are ideal for precision medicine approaches because each product candidate inherently has a tumor-associated genetic biomarker.

Figure 22. Diagram depicting synthetic lethality

An example of synthetic lethality already in clinical use is the inhibition of poly (ADP ribose) phosphorylase, or PARP, in tumors that contain mutations in tumor suppressor genes BRCA1 and BRCA2. PARP inhibitors, such as Lynparza, Rubraca, Zejula and Talzenna, have the potential to transform the treatment of ovarian and breast cancer patients with these mutations. As shown in Figure 23 below, in AstraZeneca’s recent SOLO-1 frontline ovarian cancer trial, in Lynparza (olaparib) treated patients at 41 months, median progression free survival has yet to be reached, compared to a median progression free survival of approximately 14 months for the placebo arm. These data and related scientific presentations and publications reflect an increasing awareness of synthetic lethality as an emerging class of precision medicine.

Figure 23. Lynparza (olaparib) leads to long-term survival in ovarian cancer patients containing mutations in BRCA1 or BRCA2.

Our pipeline applies synthetic lethality to other targets beyond PARP, including targets which have a role in DDR as well as tumor metabolism. We are developing multiple preclinical small molecule therapeutics for defined patient populations having a prevalence of greater than 10% in selected solid tumors. These program efforts are complemented by our robust target discovery platform to help identify future synthetic lethality program opportunities.

MAT2A Inhibitors in Tumors Containing MTAP Deletion

The prevalence of MTAP deletions across various tumor types is shown below in Figure 24 and in Table 6, together with the number of samples having MTAP deletions in various indications within the database. For example, approximately 15% of all human tumors and more than 40% of glioblastomas have deletions of the chromosomal region that contains the gene for MTAP.

Figure 24. Prevalence of MTAP deletion frequency in solid tumor types

Cancer Type	N	MTAP Deletions (%)
Glioblastoma	592	41
Mesothelioma	87	32
Esophageal	95	28
Bladder	411	26
Pancreatic	184	22
Melanoma	448	16
Lung Cancer (NSCLC)	1,053	15
Head and Neck	523	14
Sarcoma	255	10
Esophagogastric	514	10
Diffuse Glioma	513	9
Breast	1,084	3
Ovarian	585	3
Adrenocortical	92	3
Thymic	123	3
Hepatocellular	369	3
Renal non-clear cell	348	2

Table 6. Prevalence (%) of number of samples (N) having MTAP deletions in selected indications within database (TCGA Data in cBioportal)

As shown in Figure 25 below, the estimated addressable population in major market countries, consisting of US, EU5 and Japan, for patients having solid tumors with MTAP deletion is estimated to be approximately 90,000 annually. In China, the estimated addressable population for esophageal cancer with MTAP deletion is about 30,000 annually, and for NSCLC with MTAP deletion is about 20,000 annually.

Figure 25. Addressable population (US, EU5, JP) estimated for various solid tumors having MTAP deletion

As shown in Figure 26 below, MTAP-null cells lack the ability to metabolize 5-methylthioadenosine, or MTA, which is an essential step in a biochemical pathway involved in salvaging metabolite S-adenosyl methionine, or SAM. Increased levels of MTA partially inhibit the methyltransferase PRMT5 for which SAM is the substrate. This partial inhibition renders MTAP-null cells more dependent on the activity of methionine adenosyltransferase II alpha or MAT2A, an enzyme that is responsible for the synthesis of SAM. Because of this dependence, loss of MTAP results in synthetic lethality when MAT2A is pharmacologically inhibited.

Figure 26. Synthetic lethality based on inhibition of MAT2A in cells lacking MTAP gene. MAT2A inhibition results in synthetic lethality with MTA accumulation via synergistic effects on PRMT5.

We have used a combination of high-throughput screening and scaffold morphing to discover novel inhibitors of MAT2A. Multiple high resolution x-ray co-crystal structures of our inhibitors bound to the MAT2A protein enables a structure-based drug design approach to further optimize potency. Figure 27 shows a partial structure of a high resolution x-ray co-crystal structure of one of our proprietary MAT2A inhibitors bound to MAT2A protein.

Figure 27. A partial structure from a high resolution x-ray co-crystal structure showing one of our proprietary MAT2A inhibitors bound to MAT2A protein

As shown in Figure 28 below, a HCT116 cell line with MTAP deleted is 10 to 20-fold more sensitive in biochemical assays to our proprietary small molecule inhibitors of MAT2A, including IDB361, than the parental cell line with MTAP intact. Our small molecule inhibitors of MAT2A have been observed to have a pharmacodynamic effect, as demonstrated in Figure 29 below, which shows dose-dependent pharmacodynamic modulation of SAM levels in HCT116 cells for several of our proprietary MAT2A inhibitors, including IDB361. As shown in Figure 30 below, one of our proprietary MAT2A inhibitors has shown single-agent tumor volume inhibition in vivo in an MTAP-null tumor model.

Fig. 28(a)

Fig. 28(b)

Figure 28. Cell viability data showing synthetic lethality of MAT2A in HCT116 cells having MTAP deletion based on pharmacological inhibition of MAT2A with a representative IDEAYA proprietary compound (Fig. 28(a)), and IDE361 (Fig. 28(b)), relative to control HCT116 parental cells having MTAP wild-type

Figure 29. Pharmacodynamic modulation of S-adensoyl methionine, or SAM, levels in HCT116 cells for IDEAYA proprietary MAT2A inhibitors

Figure 30. IDEAYA MAT2A inhibitor efficacy in HCT116 MTAP-null in vivo model

As shown below in Table 7, our lead optimization efforts continue to enhance the potency of our small molecule MAT2A inhibitors, while maintaining 10-fold or greater sensitivity advantage in biochemical assays in a cell line with MTAP deleted relative to a parental cell line with MTAP intact in HCT116 cells.

	AGI-24512	IDB2	IDB361	IDB4
HCT116 MTAP -/- IC50 (nM)	970	100	69	41
HCT116 w.t. IC50 (nM)	8320	1700	1020	423
Ratio HCT116 w.t. vs. MTAP -/-	8.5x	17x	15x	10x

Table 7. In vitro biochemical potency (IC50, nM) of our small molecule MAT2A inhibitors, designated as IDB1 through IDB4, in HCT116 cells having MTAP -/- deleted and HCT116 parental cells with MTAP +/+ wild-type, and calculated x-fold of sensitivity advantage conferred by such differential sensitivity. Comparison to published Agios compound AGI-24512.

As shown in Figure 31 below, one of our proprietary MAT2A inhibitors, IDB361, has shown single-agent tumor volume inhibition in vivo in an MTAP -/- tumor xenograft model utilizing the HCT116 MTAP -/- cell line (Fig. 31(a)) at doses of 3 mg/kg QD and 30 mg/kg QD. A published Agios compound, AGI-25696, was evaluated in-vivo in the same MTAP -/- tumor xenograft model and demonstrated 0% tumor growth inhibition at a dose of 30 mg/kg QD, and single-agent tumor growth inhibition at a dose of 300 mg/kg QD. Thus, IDB361 may exhibit in-vivo tumor growth inhibition in this model at approximately 1/10th of the dose compared to AGI-24512.

Fig. 31(a). IDB361

Fig. 31(b). AGI-25696

Figure 31. MAT2A inhibitor efficacy in HCT116 MTAP-/- in vivo xenograft model for IDEAYA inhibitor IDB361 (Fig. 31(a)) and for Agios inhibitor AG-25696 (Fig. 31(b))

As shown in Table 8 below, we have identified several program goals for our MAT2A synthetic lethality program, including as relating to biochemical cell potency, differential sensitivity based on biochemical potency in MTAP -/- cells relative to MTAP +/+ wild-type cells, in vivo efficacy in MTAP-null xenograft model, and brain penetrance. Our MAT2A inhibitor IDB361 and the related series of chemical compounds have collectively achieved these goals. We are establishing a target product profile based on the properties of IDE361 and related series of chemical compounds to potentially differentiate from other MAT2A inhibitors, such as Agios’ published compounds AGI-24512, AG-25696 and its clinical candidate AG-270. We plan to select a development candidate for our MAT2A inhibitor in the second half of 2019.

Table 8. IDEAYA program goals and status based on one of our MAT2A inhibitors, IDB361, and related series of chemical compounds, and potential target product profile based on relative properties of Agios’ published compounds AGI-24512, AG-25696 and its clinical candidate AG-270

Patient selection is enabled by routine patient screening using commercially available genetic profiling tests for the deletion of MTAP on the FoundationOne NGS panel or for the commonly co-deleted gene CDKN2A on the Guardant360 ctDNA panel.

Pol-theta Inhibitors in Tumors with Homologous Recombination Deficiency

We are pursuing the development of small molecule inhibitors of polymerase theta or Pol-theta, a synthetic lethality target associated with genetic mutations in HRD, including BRCA mutations. Figure 32 below shows the prevalence of HRD mutations in various solid tumor indications.

Figure 32. Prevalence of HRD in solid tumor types

Pol-theta is involved in a DNA repair process called microhomology mediated end joining, or MMEJ, that is utilized when homologous recombination mediated repair is compromised, as happens in the case of BRCA1 or BRCA2 mutations. The expression of Pol-theta is largely absent in normal cells, but tumor cells harboring double strand break repair defects, such as BRCA1 or BRCA2, show synthetic lethality when Pol-theta is knocked down with RNA. As shown in Figure 33 below, a recent publication using genetic screens in ovarian and colon cancer cell lines confirmed Pol-theta as showing synthetic lethality with BRCA2 across both tumor types, as demonstrated by comparison of GI score in the ovarian and colonic CRISPR screens.

Figure 33. GI scores in ovarian and colonic cell line CRISPR screens showing Pol-theta, or POLQ, as having synthetic lethality relationship with BRCA2

The synthetic lethal relationship between Pol-theta and BRCA1 and BRCA2 was demonstrated in vitro by treating HCT116 cells with siRNA targeting Pol-theta in a knockdown assay. As shown below in Figure 34, there is no observed effect on cell viability when HCT116 cells with Pol-theta knock down alone; however, significant effect is observed when Pol-theta is treated with siRNA targeting Pol-theta in combination with siRNA targeting either BRCA1 or BRCA2.

Figure 34. Cell viability of HCT116 cells treated with siRNA targeting Pol-theta alone and in combination with siRNA targeting BRCA1 or BRCA2, showning Pol-theta synthetic lethality with BRCA1 and BRCA2 mutations

Pol-theta is a large protein with two functional domains: a DNA polymerase domain and an ATP-dependent DNA helicase domain, sometimes referred to as an ATPase domain, linked by a RAD51 binding domain. A schematic representing the protein structure is shown below in Figure 35.

Figure 35. Schematic representation of Pol-theta protein structure showing its binding domains, including a polymerase domain and an ATPase domain (or helicase domain), linked by a RAD51 binding domain

We have established independent research programs, including high-throughput chemical compound library screening, to discover small molecule inhibitors of each of the Pol-theta polymerase domain and helicase or ATPase domain. As shown below in Table 9, our ongoing lead optimization efforts have identified small molecule inhibitors having single-digit nanomolar potency in biochemical assays for of each of the polymerase domain (Table 9(a)) and the helicase or ATPase domain (Table 9(b)). An x-ray co-crystal structure of an inhibitor bound to the Pol-theta protein is enabling further structure-based drug design approach to potentially further optimize potency.

Compound number	Pol-theta Polymerase IC50 (nM)
IDB5	1.88
IDB6	2.52
IDB7	3.9
IDB8	4.64
IDB9	4.88

Table 9(a). Pol-theta polymerase domain

compound #	Pol-theta ATPase ADP-Glo IC50 (nM)
IDB10	2.1
IDB11	2.7
IDB12	4.2
IDB13	5.8
IDB14	6.5

Table 9(b). Pol-theta helicase or ATPase domain

Table 9. In vitro potency (IC50) of IDEAYA proprietary Pol-theta inhibitors in biochemical assays for of each of the Pol-theta polymerase domain (Table 9(a)) and the Pol-theta helicase or ATPase domain (Table 9(b))

We have found that cell lines with mutated BRCA2 are more sensitive to small molecule inhibitors of Pol-theta than cell lines with wild-type BRCA2. This is shown in Figure 36 below in a pair of DLD-1 cells – one having wild-type BRCA2 and one having a mutation in its BRCA2 gene showing data for one of our proprietary Pol-

theta inhibitors having a biochemical potency (IC50) of 36 nM (data not shown) and a cell potency (IC50) in the DLD-1 (-/- BRCA2) cell line of 630 nM.

Other agents such as PARP inhibitors have also demonstrated a synthetic lethality relationship with BRCA1 and BRCA2 mutations with clinical efficacy in multiple tumors such as breast and ovarian cancer. Although PARP inhibitors have proven to be effective in HRD tumors, approximately 31% of platinum sensitive, and approximately 55% of platinum resistant ovarian cancer patients do not respond to these agents, and the majority of the responders ultimately develop acquired resistance, highlighting the clinical need for other synthetic lethal therapeutics such as Pol-theta inhibitors.

Figure 36. Cell viability data showing synthetic lethality of Pol-theta in DLD1 isogenic pair of BRCA2 wild-type vs. BRCA2 mutation, based on pharmacological inhibition of Pol-theta with IDEAYA proprietary compound

PARG Inhibitors in Tumors with Mutations in BRCA or Base Excision Repair

We also have a research program directed to poly (ADP-ribose) glycohydrolase, or PARG. As shown in Figure 37 below, PARG has demonstrated a synthetic lethality relationship with BRCA1/2 (Fig. 37(a)) and with

RNA knockdown of several genes encoding proteins involved in the terminal steps of BER (Fig. 37(b)) including X-ray repair cross-complementing 1, or XRCC1 (Fig. 37(a) and Fig. 37(b)). Cell lines with mutations in BRCA1/2 or low expression of the BER protein XRCC1 showed preferential sensitivity to PARG pharmacological inhibition compared to cell lines without such alterations, suggesting BRCA1/2 and XRCC1 are potential biomarkers for PARG inhibitor sensitivity. Our PARG program includes a collaboration with CRUK and a translational collaboration with UCSF.

Fig. 37(a). IC50 cell proliferation data from clonogenic cell viability assays using a proprietary PARG pharmacological inhibitor across a panel of cell lines having BRCA1/2 loss-of-function mutations, cell lines having endogenous low XRCC1 expression, or other cell lines with intact BRCA1/2 and normal XRCC1 expression.

Fig. 37(b). Data from CRISPR dropout screen showing synthetic lethality relationship between PARG and several genes encoding proteins involved in terminal steps of BER, including thymidylate synthase, or TYMS, flap structure-specific endonuclease 1, or FEN1, XRCC1, DNA Ligase 1, or Lig1, DNA polymerase beta, or Polß

Figure 37. PARG synthetic lethality relationship with BRCA1/2 (Fig. 37(a)) and with certain BER terminal step proteins (Fig. 37(b)), including XRCC1 (Fig. 37(a) and Fig. 37(b))

As shown in Figure 38 below, a recent publication determined XRCC1 protein levels in breast cancer patient samples, reflecting that up to 16% of such samples as having low or negative XRCC1 levels.

Figure 38. XRCC1 protein levels determined by IHC staining in breast cancer patient samples

Our lead optimization strategy uses high resolution x-ray co-crystal structures of our proprietary PARG inhibitors bound to the PARG protein, in a structure-based drug design approach, including for example as shown in Figure 39 for one of our proprietary PARG inhibitors, IDB476, with a resolution of 1.8 Å.

Figure 39. A partial structure from a high resolution (1.8 Å) x-ray co-crystal structure showing an IDEAYA proprietary PARG inhibitor, IDB476, bound to PARG protein

PARG functions as a regulator of DNA repair in the same biochemical pathway as PARP. In particular, PARG hydrolyzes poly (ADP-ribose), or PAR, chains that are polymerized by PARP enzymes, completing the PAR cycle. Small molecule inhibitors of PARG result in a dose dependent increase in cellular PAR after DNA damage. Depletion of certain base-excision repair components such as XRCC1 sensitizes cancer cells to pharmacological PARG inhibition in vitro in multiple cell lines, including in breast cancer cell lines as shown in

Figure 40 below. RNA knockdown of PARG in XRCC1 knockdown xenograft models demonstrates tumor growth inhibition in vivo, as shown in Figure 41 below.

Figure 40. HCC1806 breast cancer cells having XRCC1-knock down are sensitive to pharmacological inhibition of PARG with IDEAYA proprietary compound in vitro.

Figure 41. In vivo data showing PARG knockdown in HCC1806 xenograft is synthetic lethal with XRCC1-knock down

Our ongoing lead optimization efforts have identified small molecule inhibitors of PARG protein having less than 50 nanomolar potency in biochemical and cell assays. As shown in Table 10 below, one of our proprietary small molecule compounds is a potent PARG inhibitor, IDB476, with biochemical and cell potencies <50 nM (Table 10(a)), and having good solubility, in vitro hERG or cytochrome P450 inhibition at >10µM and >30µM respectively (Table 10(b)). As shown in Figure 42 below, for one of our proprietary PARG inhibitors, IDB476, we have shown an EC50 PAR foci cell potency of about 40 nM (Fig. 42(a)) and PK profiling in a mouse showed exposure levels over the cell viability CTG assay EC50 for ~8hrs and the PAR foci cellular assay for ~16hrs when dosed at 100mg/kg (Fig. 42(b)).

Data Type	Value
PARG Biochemical IC50	14nM
PAR Foci Cell Potency EC50	40nM

Table 10(a)

Data Type	Value
Solubility @ 7.4 pH	21.5uM
hERG IC50	> 10uM
CYP inhibition IC50	> 30uM

Table 10(b)

Table 10. Properties of one of IDEAYA’s proprietary inhibitors of PARG protein, IDB476, including potency (IC50) in biochemical and cell assays (Table 10(a)), and solubility, hERG, and CYP inhibition (Table 10(b))

Fig. 42(a). PAR foci cell potency of IDB476

Fig. 42(b). PK profile of IDB476

Figure 42. PAR foci cell potency (Fig. 42(a)) and PK profile in mouse (Fig. 42(b)) of one of IDEAYA’s proprietary inhibitors of PARG protein, IDB476

WRN Inhibitors in Tumors with High Microsatellite Instability

We also have a synthetic lethality program targeting the Werner helicase protein, or WRN protein, which demonstrates synthetic lethality in tumors having high MSI. MSI is a change in the DNA content of a tumor cell in which the number of repeats of microsatellites, short repeated sequences of DNA, differ as cells divide. As shown in Figure 43 below, high MSI is present in many solid tumor cancers, including in approximately 22% of stomach adenocarcinoma and 16% of colorectal cancer. Tumors with high MSI are routinely assessed in multiple diagnostic profiling tests.

Figure 43. Prevalence of high MSI frequency in solid tumor types including UCEC or uterine corpus endometrial carcinoma, COAD or colon adenocarcinoma, STAD or stomach adenocarcinoma, READ or rectal adenocarcinoma, ACC or adrenocortical carcinoma, UCS or uterine carcinosarcoma, CESC or cervical squamous cell carcinoma, WT or Wilms tumor, MESO or mesothelioma, ESCA or esophageal carcinoma, BRCA or breast carcinoma, KIRC or kidney renal clear cell carcinoma, OV or ovarian serous cystadenocarcinoma, CHOL or cholangiocarcinoma, THYM or thymoma, LIHC or liver hepatocellular carcinoma, HNSC or head and neck squamous cell carcinoma, SARC or sarcoma, SKCM or skin cutaneous melanoma, LUSC or lung squamous cell carcinoma, PRAD or prostate adenocarcinoma, LUAD or lung adenocarcinoma, BLCA or bladder carcinoma, NBL or pediatric neuroblastoma, LGG or lower-grade glioma, CLL or chronic lymphocytic leukemia, GBM or glioblastoma multiforme.

WRN protein is a RecQ enzyme involved in the maintenance of genome integrity. Germline loss of function mutations in WRN lead to premature aging and pre-disposition to cancer. We have evaluated synthetic lethality between WRN and DNA damage response genes in cancer cell lines.

We have found that WRN knockdown exhibits synthetic lethality with DNA mismatch repair proteins, the loss of which is associated with high MSI. Figure 44 below shows that knock-down of WRN protein in two high MSI cell lines, HCT116 and LoVo, results in less than 10% cell viability relative to control without WRN knockdown, whereas knock-down of WRN protein in two microsatellite stable, or MSS, cell lines, SW620 and SW948, results in little or no impact on cell viability relative to such control. These data demonstrate a strong synthetic lethality relationship between WRN and high MSI.

Figure 44. Cell viability data showing WRN knockdown using RNA is synthetic lethal with high MSI cells (HCT116 and LoVo) relative to control MSS cells (SW620 and SW948)

These studies also show that high MSI cells exhibit increased double-stranded DNA breaks, altered cell cycles and decreased viability in response to WRN knockdown.

The synthetic lethality relationship between WRN and high MSI are reflected in Project Drive, which as shown in Figure 45 below, demonstrates that WRN is essential in high MSI cancer patients.

Figure 45. Project Drive – WRN sensitivity scores showing synthetic lethality relationship with high MSI cancers

WRN is a protein having several functional domains, and we have shown that the helicase functional domain of WRN is responsible for this synthetic lethal interaction. As shown in Figure 46 below, helicase function of WRN is essential for synthetic lethality in MSI-high cells. We recently published this work in Cell Press - iScience, Werner Syndrome Helicase is Required for the Survival of Cancer Cells with Microsatellite Instability (March 2019).

Figure 46. WRN helicase domain rescues the WRN knockdown loss of proliferation phenotype in MSI cells. Panel (A) shows a schematic representation of endogenous WRN wild-type (WT) and siRNA-resistant exogenous transcripts (WT, E84A [exonuclease-dead], K577R [helicase-dead], and E84A/K577R [enzymatically dead]). The endogenous transcript contains a 50 UTR that can be selectively targeted by an siRNA (WRN 50 UTR siRNA). An internally targeting siRNA (WRN siRNA) leads to a decrease in both endogenous and exogenous WRN transcripts. Panel (B) shows WRN and tubulin immunoblots of HCT116 rescue cells transfected with the indicated siRNAs. Numbers on blots indicate where molecular weight (kD) bands of protein ladder would be. Panel (C) shows growth curves of MSI (HCT116, RKO, LoVo) cells transfected with the indicated siRNAs. Relative caspase activity (raw caspase activity/cell number) over time in HCT116 rescue cell lines transfected with the indicated siRNAs (second row). Error bars represent SEM. Data are representative of three biological experiments.

This synthetic lethal interaction in high MSI cancer cells positions WRN as a relevant therapeutic target in patients with high MSI tumors.

Hit identification and subsequent optimization has resulted in the discovery of WRN inhibitors that have been shown to inhibit the ATP-dependent double strand DNA unwinding activity of the WRN helicase domain in biochemical assays at micromolar concentrations, including as shown in Figure 47 below, in one of our proprietary WRN inhibitors designated as WRN-2 (Fig. 47(a)), having an improved potency of ~85 fold over an earlier-identified WRN inhibitor, designated as WRN-1 (Fig. 47(b)).

Fig. 47(a). WRN-2 in dsDNA unwinding assay

Fig. 47(b). WRN-2 and WRN-1 in NADH-coupled assay

Figure 47. Biochemical potency of one of IDEAYA’s proprietary WRN inhibitors, WRN-2 in an in vitro dsDNA unwinding assay (Fig. 47(a)), and of WRN-2 showing improved potency of ~85 fold over an earlier-identified WRN inhibitor, designated as WRN-1 in a NADH-coupled assay (Fig. 47(b))

Synthetic Lethality Target Discovery Platform

We are using distinct strategies to identify and validate novel synthetic lethality targets, including a synthetic lethality target discovery platform. This platform includes synthetic lethality screening libraries, bioinformatics and functional validation, as represented in Figure 48 below.

Figure 48. Our synthetic lethality target discovery capabilities

Dual CRISPR

Our discovery platform for identifying novel synthetic lethality targets and associated biomarkers includes a differentiated functional screen which applies a technique referred to as Dual CRISPR. Using this technique, synthetic lethality targets are identified through simultaneous knockout of two genes in selected human cell lines. In an initial screen, one of the genes being perturbed is a known tumor suppressor gene and thus, a clinically-active biomarker, and the other gene encodes a putative synthetic lethality target which is druggable using small molecules.

We have been developing our synthetic lethality target discovery library in collaboration with Trey Ideker, Ph.D. at UCSD. CRISPR is a widely applied, powerful method of gene disruption and gene editing. The Dual CRISPR screening method has been validated by confirming known synthetic lethal gene pairs such as PARP1 and BRCA1.

In our initial Dual CRISPR Library 1.0, we are evaluating a set of approximately 50,000 independent gene knockout combinations. Our first library crosses 67 known tumor suppressor genes, including many genes such as BRCA1 that are involved in DNA repair, with 176 DDR pathway related drug targets which we believe have potential to be inhibited by drug-like small molecules. These combinations of potential synthetic lethality pairs are being screened across multiple cell lines.

Bioinformatics

We also identify and/or validate new biomarker-enabled targets using bioinformatics, including data analytics, biostatistics, and computational biology. As part of this approach, we interrogate public and proprietary databases comprising human tumor genetic information and specific cancer-target dependency networks, as shown in Figure 49 below.

Such databases include Novartis’ Project Drive, which contains over 50 million data points generated from approximately 7,800 genes, representing approximately one-third of the human genome. These genes were selectively knocked out using a single CRISPR gene editing approach across approximately 400 patient-derived cancer cell lines. Other databases we reference include The Cancer Genome Atlas, or TCGA, the Broad Institute’s Project Achilles, MSKCC’s IMPACT, American Association for Cancer Research’s Project GENIE, Foundation Medicines’ FoundationInsights, Cancer Cell Line Encyclopedia, Genomics England’s 100,000 Genomes Project, and National Institutes of Health’s Genotype-Tissue Expression Portal, among others.

Figure 49. Vast cancer dependency maps to identify synthetic lethality targets

Collectively, such bioinformatics efforts supplement data from our synthetic lethality Dual CRISPR libraries to provide a comprehensive approach to identify and validate novel targets for which we discover and develop small molecule product candidates.

Competition

Our industry is very competitive and subject to change based on ongoing advances in technology. Although we believe that our approach, strategy, scientific capabilities, knowledge and experience provide us with competitive advantages, we expect to have substantial competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Many of our competitors have significantly greater financial, technical and human resources. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

We face competition with respect to product candidates in our pipeline, and will face competition with respect to future product candidates, from segments of the pharmaceutical, biotechnology and other related markets that pursue targeted approaches to addressing activating genetic and other molecular alterations in cancer.

For IDE196, our small molecule inhibitor targeting PKC in genetically-defined solid tumors having GNAQ or GNA11 mutations, we are not aware of other companies actively developing clinical-stage therapeutics directed to PKC as a target. Also, we are not aware of any approved therapies for metastatic uveal melanoma. Some companies are conducting research and development of potential therapies for metastatic uveal melanoma based on other targets and approaches. For example, Immunocore is developing IMCgp100 as monotherapy for metastatic uveal melanoma in a current Phase 2 clinical trial for patients with the HLA-A2 allele, which represents approximately 50% of metastatic uveal melanoma patients.

For our pipeline of small molecule therapeutics based on synthetic lethality, potential competition includes established companies as well as earlier-stage emerging biotechnology companies. Multiple companies have been involved with research and development of PARP inhibitors, including Lynparza, Rubraca, Zejula, and Talzenna. With respect to our MAT2A inhibitor for solid tumors having MTAP gene deletion, Agios is developing AG-270 in a Phase 1 clinical trial for certain advanced solid tumors or lymphoma in partnership with Celgene, which has certain rights to the program. Additionally, several other early-stage companies, including Artios, Cyteir, KSQ, MetaboMed, NeoMed, Repare and Tango are performing research in synthetic lethality.

Intellectual Property

Intellectual property, including patents, trade secrets, trademarks and copyrights, is important to our business. We endeavor to establish, maintain and enforce intellectual property rights that protect our business interests.

Our patent portfolio, including patents owned by or exclusively licensed to us, is built on a program-by-program basis with a goal of establishing broad protection that generally includes, for each product candidate compound and for selected alternative back-up compounds, claims directed to composition of matter, pharmaceutical compositions, and methods of treatment using such pharmaceutical compositions. For some programs, our portfolio may also include claims directed to methods of treatment involving biomarker-enabled patient identification or selection, methods of treatment involving particular dosing approaches, polymorphs, formulations and/or methods of synthesis. We are seeking and maintaining patent protection in the United States and key foreign jurisdictions.

The term of individual patents depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the term of a patent may also be eligible for patent term adjustment, which permits patent term restoration as compensation for patent term lost during the regulatory review process. In addition, for patents that cover an FDA-approved drug, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. While the length of the patent term extension is related to the length of time the drug is under regulatory review, patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent per approved drug may be extended under the Hatch-Waxman Act. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek any available patent term extension to any issued patents we may be granted in any jurisdiction where such extensions are available; however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

We also rely on trade secrets and copyrights relating to our discovery programs and product candidates, and seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our trade secrets include, for example, certain program specific synthesis, manufacturing schema, formulations, biomarker, patient selection strategies, and certain aspects of our synthetic lethality target discovery platform. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us, and for employees and consultants to enter into invention assignment agreements with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Where applicable, the agreements provide that all inventions to which the individual contributed as an inventor shall be assigned to IDEAYA, and as such, will become our property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

Further, we have filed for and are pursuing trademark protection for our “IDEAYA” mark for use in connection with small molecule therapeutic pharmaceuticals for the treatment of cancer in the United States and foreign jurisdictions we believe are important to our business. We have received a notice of grant of protection or an indication of registrability in the United States, Canada, Europe, Japan, China and India.

Program Specific Patent Portfolio

As of May 10, 2019, we own or exclusively in-license patents and patent applications, comprising approximately 19 distinct patent families, protecting our technology across our pipeline. Excluding applications that we are not currently prosecuting, our portfolio consists of two issued U.S. patents, approximately 17 pending U.S. applications, four pending applications under the Patent Cooperation Treaty, or PCT, four issued foreign patents and approximately 55 pending foreign applications in approximately 37 jurisdictions, including without limitation countries included in major markets in North America, Europe, and Asia, each having a nominal expiration ranging from 2035 to 2040. Of these, we own approximately 17 distinct patent families, including approximately 14 pending U.S. patent applications and four PCT applications, each nominally expiring in 2038. The nominal expiration of our patents and patent applications does not account for any applicable patent term adjustments or extensions.

As of May 10, 2019, the portion of our portfolio for IDE196, which we have in-licensed from Novartis, consists of two issued U.S. patents, approximately four issued foreign patents, approximately two pending U.S. application and approximately 39 pending applications in approximately 37 foreign jurisdictions which we are currently prosecuting, including without limitation countries included in major markets in North America, Europe, and Asia. These in-licensed patents and applications are directed to composition of matter, pharmaceutical compositions and methods of treatment, including treatment of uveal melanoma. These in-licensed patents nominally expire in 2035, without taking into account any applicable patent term adjustments or extensions. In addition, the IDE196 portfolio also includes four pending U.S. patent applications solely owned by IDEAYA directed to methods of treatment for certain solid tumors having mutations in GNAQ or GNA11, for certain solid tumors having PKC gene fusions, or for certain EGFR mutant tumors in NSCLC. These solely owned patents nominally expire in 2040, without taking into account any applicable patent term adjustments or extensions.

As of May 10, 2019, the portion of our portfolio for programs in our synthetic lethality pipeline consists of U.S. patent applications directed to composition of matter, pharmaceutical compositions and/or methods of treatment of cancer for each of our MAT2A (MTAP), PARG (BER), POLQ (HR) and WRN (high MSI) programs, which we own. This portion of our portfolio also includes pending U.S. and foreign applications directed to composition of matter, pharmaceutical compositions and methods of treatment of cancer for our PARG (BER) program, which are owned by CRUK and UMan, for which we have the exclusive option to obtain an exclusive in-license.

Strategic Relationships

We have licensing agreements with certain strategic partners for our PKC program, including our product candidate IDE196, and our PARG program. For each of our other pipeline programs, including MAT2A, Pol-theta, and WRN, our small molecule compounds are being discovered and developed internally with our own resources, as supplemented by certain service providers such as contract research organizations, or CROs.

In September 2018, we entered into a license agreement with Novartis pursuant to which we obtained an exclusive intellectual property license under certain patents and know-how to develop products, including our IDE196 product candidate. We also obtained a regulatory right of reference to Novartis’ Phase 1 clinical trial with respect to IDE196 safety and monotherapy efficacy data. Under this license, we have the sole right, exclusive even as to Novartis, to commercialize IDE196 throughout the world.

In April 2017, we entered into an evaluation, option and license agreement with CRUK and UMan, which was amended in April 2019. This agreement provides an exclusive option for us to obtain an exclusive license to certain patent rights directed to PARG inhibitor compounds. If we exercise this option, we will have the sole right to commercialize relevant PARG product candidate compounds throughout the world. CRUK and UMan retain certain rights for academic, non-commercial research and teaching.

We have established collaborative relationships with Foundation Medicine for access to their proprietary database of patient samples, Foundation Insights, and expect to establish a further relationship in connection with their genetic screening platform, Foundation One. We have also established a collaborative relationship with Ventana (Roche Diagnostics) for development of molecular diagnostics for various research programs.

We have established certain development manufacturing and service relationships with CMOs for IDE196. We have an agreement with STA Pharmaceutical Hong Kong Limited for the synthesis of the API and formulation for IDE196, and the manufacturing of drug product comprising such API. We plan to establish arrangements with CMOs as well for packaging, labeling and distribution of IDE196. We also have established clinical services relationship with Icon Clinical Research Limited as a CRO to support our conduct of clinical trials for our IDE196 program.

In addition to these existing strategic license relationships, existing and planned development manufacturing and service arrangements, and existing and planned clinical services arrangements, we have various existing agreements and relationships with service providers, such as CROs, which are enabling execution of various research and development activities for each of our pipeline programs. In particular, such agreements are directed to chemistry and compound synthesis, compound analysis and characterization, structural biology, computational biology, biological assay and model development, in vitro screening, in vivo screening, translational biomarker diagnostic development, bioinformatics, toxicology and formulation, among other activities.

We may also evaluate future strategic opportunities to accelerate development timelines and maximize the commercial potential of our product candidates. We plan to selectively evaluate strategic collaborations with biopharmaceutical partners whose research, development, commercial, marketing, and geographic capabilities complement our own.

In-Licensing Agreements

Exclusive License Agreement with Novartis

On September 19, 2018, we entered into a license agreement with Novartis to develop products based on Novartis’ small molecule PKC inhibitors, including Novartis’ LXS196 oncology product candidate, which we have renamed as IDE196.

Under the license agreement, Novartis granted to us a worldwide, exclusive, sublicensable license to research, develop, manufacture, and commercialize certain defined compounds and products, including IDE196 and certain other PKC inhibitors as well as companion diagnostic products, collectively referred to as the licensed products, for any purpose. The license grant is subject to Novartis’ retained rights to complete its ongoing Phase 1 clinical trial of IDE196. Novartis also agreed to transfer to us certain materials and know-how relating to the licensed products or arising from the ongoing Phase 1 clinical trial of IDE196.

We are solely responsible for the manufacturing and commercialization of the licensed products, subject to Novartis’ rights under the ongoing clinical trial of IDE196. We have certain obligations to supply IDE196 and licensed products for compassionate use, named patient and similar programs in connection with the ongoing clinical trial. We are obligated to use commercially reasonable efforts to develop one licensed product and to commercialize and obtain regulatory approval for at least one licensed product in the United States and in specified European countries.

All inventions, know-how, data and results resulting from our activities under the license agreement, including activities relating to our own clinical trials, will be exclusively owned by us. All inventions, know-how, data and results resulting from Novartis’ activities connected with Novartis’ ongoing Phase 1 clinical trial for IDE196 will be exclusively owned by Novartis, and subject to the license to us. Ownership of all other inventions and know-how will be determined according to U.S. patent law, with Novartis’ interest subject to the license to us.

We control the prosecution and maintenance of the patents exclusively licensed to us, with Novartis retaining step-in rights if we do not continue such prosecution and maintenance. If we fail to maintain or prosecute any exclusively licensed patent and Novartis exercises this step-in right, our license to the relevant patents will terminate in the relevant country. We have the first right to enforce any exclusively licensed patents, while Novartis retains the right to representation. If we do not bring an action to enforce any exclusively licensed patent, Novartis has the right to bring such action, and we will have the right to representation.

We paid Novartis an upfront payment of $2.5 million and issued 263,615 shares of our Series B redeemable convertible preferred stock concurrently with the execution of the license agreement. Subject to completion of certain clinical and regulatory development milestones, we agreed to make milestone payments in the aggregate of up to $9.0 million, and subject to achievement of certain commercial sales milestones, we agreed to make milestone payments in the aggregate of up to $20.0 million. We also agreed to pay mid to high single-digit tiered royalty payments based on annual worldwide net sales of licensed products, payable on a licensed product-by-licensed product and country by country basis until the latest of the expiration of the last to expire exclusively licensed patent, the expiration of regulatory exclusivity, and the ten year anniversary of the first commercial sale of such product in such country. The royalty payments are subject to reductions for lack of patent coverage, loss of market exclusivity, and payment obligations for third-party licenses.

The license agreement continues in force on a licensed product-by-licensed product and country by country basis until the latest of the expiration of the last to expire exclusively licensed patent, the expiration of regulatory exclusivity, and the ten year anniversary of the first commercial sale of such product in such country.

We may terminate the license agreement in its entirety or on a licensed product-by-licensed product basis without cause on 60 days’ prior written notice. Either party may terminate the license agreement for the other party’s material breach that remains uncured for 90 days. In addition, Novartis has the right to terminate the license agreement immediately upon our insolvency.

Upon termination by Novartis for material breach or for our insolvency, or upon termination by us without cause, at Novartis’ written request and in return for consideration that will be negotiated at such time, we will grant to Novartis a perpetual, irrevocable, worldwide, sublicensable, nonexclusive or exclusive license, under all patent rights and know-how controlled by us that are related to and actually used as of the date of termination in the development, manufacture, and commercialization of licensed products, for Novartis to develop, manufacture, and commercialize the licensed products.

Exclusive Option and License Agreement with CRUK

On April 28, 2017, we entered into an evaluation, option and license agreement with CRUK and UMan, which was amended on April 24, 2019, for the development and commercialization of licensed products comprising pharmaceutical preparations of PARG inhibitors for all therapeutic uses.

Under this agreement, CRUK has granted to us, and we have in turn granted to UMan, non-exclusive, sublicensable, royalty-free licenses to carry out non-clinical research during the research term, ending in April 2020. The non-clinical research is to be governed by a joint research committee comprised of representatives from each party. During the research term, no party is to undertake a drug discovery program in PARG inhibitors other than under this agreement.

CRUK also granted us the exclusive option to obtain an exclusive, sublicensable, worldwide, royalty-bearing license, under certain CRUK background intellectual property and CRUK’s interest in any intellectual property jointly developed under the agreement, to research, develop, manufacture, and commercialize licensed products, as well as a non-exclusive, sublicensable, royalty-free, freedom-to-operate license under related intellectual property. CRUK and UMan retain certain rights under the licensed intellectual property for academic, non-commercial research and teaching.

The option may be exercised until the first to occur of the end of the research term and completion of IND-enabling toxicology studies on a PARG inhibitor, referred to as the Option Period. During the Option Period, no party shall grant to any third party any rights or licenses under CRUK background intellectual property that specifically relate to PARG or under our intellectual property covering inventions made in the performance of the research program. Upon option exercise, we will gain sole control and responsibility for the research, development, manufacture, and commercialization of the licensed PARG inhibitors. CRUK has also agreed to transfer its know how relating to the research, development or manufacturing of the licensed PARG inhibitors to us.

We are obligated to use reasonable efforts to research a PARG inhibitor during the research term, and to develop a PARG inhibitor for the treatment of a cancer indication if we exercise the option.

Each party is the sole owner of any intellectual property it develops solely under the agreement, and the parties will be joint owners of any jointly developed intellectual property. Each party grants the other a non-exclusive, fully-paid, royalty free, irrevocable, sublicensable, perpetual license to its rights in such jointly created intellectual property to make, use and sell inventions claimed in the joint patents, except for those joint patents exclusively licensed to us under the agreement if we exercise our option.

Before our exercise of the option, CRUK is responsible for the prosecution and maintenance of CRUK background patents specifically relating to PARG, while we are responsible for the prosecution and maintenance of patents covering inventions developed under the agreement as project intellectual property. CRUK and UMan have the first right to enforce the patents covering inventions developed under the agreement as project intellectual property and we have the right to participate in such actions. In the event we exercise the option, we will assume CRUK’s prosecution and maintenance responsibilities for the CRUK background patents specifically relating to PARG and we obtain the first right to enforce such patents as well as the patents covering inventions developed under the agreement as project intellectual property, and CRUK will have the right to participate. In either case, we pay all expenses associated with prosecution and maintenance and each party bears its own costs for enforcement. If we choose not to exercise the option, or if we abandon the patents covering inventions developed under the agreement as project intellectual property, CRUK will thereafter be responsible for prosecuting and maintaining such patents. If we abandon such patents, CRUK and UMan will be responsible for paying the expenses associated with the prosecution and maintenance of such patents.

In addition to paying an upfront fee of £100,000, if we exercise the option we additionally agree to pay CRUK (a) a one-time fee of £400,000, (b) subject to completion of certain clinical and regulatory milestones, payments of up to £19.5 million per indication, (c) subject to certain sales milestones, payments of up to £9 million per indication, and (d) low single-digit tiered royalty payments based on aggregate worldwide net sales of all products, payable on a product-by-product and country-by-country basis until the later of the last-to-expire patent covering such product in such country and the ten year anniversary of the first commercial sale of such licensed product in such country. The royalty payments are subject to reductions for payment obligations in the event third-party licenses are required to develop or commercialize the product or if the product is not covered by certain patents. If we exercise the option, we also agreed to pay to CRUK percentages in the low to mid-teens of sublicense revenue we receive for a sublicense of intellectual property derived from certain intellectual property developed under the agreement or CRUK background patents specifically relating to PARG. If the agreement expires because we do not exercise the option or if the agreement is terminated due to our material breach, then we are eligible to receive sublicensing revenue payments from CRUK on the same terms.

The agreement will expire at the end of the Option Period if we do not exercise the option, or upon expiration of all payment obligations if we do exercise the option. Either party may terminate the agreement for the other party’s insolvency or material breach that remains uncured for thirty days. In addition, CRUK and UMan may terminate the agreement with thirty days advance written notice if we become an affiliate of or transfer rights to a party with a business in tobacco products.

If we elect not to exercise the option, or if the agreement is terminated by CRUK and UMan pursuant to any of their termination rights, then CRUK and UMan will have exclusive, worldwide rights to project intellectual property. If we terminate the agreement for material breach, then the licenses we receive upon exercise of the option survive, and our payment obligations will be reduced. If we exercise the option, the licenses we receive upon exercise of the option survive expiration of the agreement.

Sales and Marketing

We intend to become a fully-integrated biopharmaceutical company. This will enable us to realize our goal of delivering transformative drugs to patients. We currently hold worldwide commercialization rights to each of our product candidates, and intend to retain significant rights in key markets. In light of our stage of development, we have not yet established sales and marketing capabilities.

We plan to build our own sales force to commercialize approved products, if any, in the United States and potentially in Europe and other selected foreign countries, and we expect to initiate commercial readiness activities in anticipation of receiving marketing approvals. We believe a moderately sized specialty sales force would enable us to reach oncologists who specialize in treating the patient populations for our product candidates. We may enter into distribution and other marketing arrangements with third parties for any of our product candidates that obtain marketing approval.

We also plan to build a marketing and sales management organization to create and implement marketing strategies for any products that we market through our own sales organization and to oversee and support our sales force.

Manufacturing

We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and our biomarker diagnostics for preclinical and clinical testing, as well as for future commercial manufacture of any drugs and diagnostics that we may commercialize. We do not own or operate, and currently have no plans to establish, any manufacturing facilities.

In general, we plan to establish agreements with contract manufacturing organizations, or CMOs, for synthesis of the active pharmaceutical ingredient, or API, manufacturing of drug product comprising such API, as well as packaging, labeling and distribution.

For our product candidate IDE196, we have contractual rights to API supply manufactured by Novartis. Pursuant to our license agreement with Novartis, Novartis will transfer certain quantities of IDE196 drug supply to us in support of our ongoing preclinical research and clinical development efforts. Novartis will retain a portion of the drug supply to support completion of its ongoing Phase 1 clinical trial in metastatic uveal melanoma. We plan to establish our own supply arrangements with one or more CMOs for IDE196 in support of our additional clinical development needs.

Our lead product candidate IDE196 is a small molecule that can be manufactured in reliable and reproducible synthetic processes from readily available starting materials. We believe the synthetic chemistry is amenable to scale-up using standard manufacturing equipment and processes. We expect that the compounds being discovered and developed for our other pipeline programs, including MAT2A, Pol-theta, PARG and WRN, and other future programs, will also be small molecule product candidates that can be produced at contract manufacturing facilities.

In many cases, we anticipate that the biomarker diagnostic may be commercially available on an existing third-party diagnostic panel or assay. In cases where such biomarker diagnostic is not already commercially available, we generally expect to establish agreements with strategic partners for clinical supply of companion diagnostics for biomarkers associated with the targeted therapeutics we are developing.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. A new drug must be approved by the FDA through the new drug application, or NDA, process before it may be legally marketed in the United States.

U.S. drug development process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with good laboratory practice, or GLP, regulations and other applicable regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical trials in humans may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each clinical trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, regulations to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of a new drug application, or NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing process, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or non-compliance with specific FDA requirements, and the clinical trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. They must be conducted under protocols detailing the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An IRB at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative, monitor the clinical trial until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Sponsors sometimes designate their Phase 1 clinical trials as Phase 1a or Phase 1b. Phase 1b clinical trials are typically aimed at confirming dosing, pharmacokinetics and safety in larger number of patients. Some Phase 1b studies evaluate biomarkers or surrogate markers that may be associated with efficacy in patients with specific types of diseases.

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Phase 2: This phase involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and appropriate dosage.

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Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population, generally at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a clinical trial may move forward at designated check points based on access to certain data from the clinical trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 clinical trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies may conduct additional in vivo studies and also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products are required to register and disclose specified clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these clinical trials can be delayed until the new product or new indication being studied has been approved.

U.S. review and approval process

The results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 clinical trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized. The FDA may also place other conditions on approval including the requirement for a risk evaluation and mitigation strategy, or REMS, to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Marketing approval may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.

The Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment or keep a deferral current, or fails to submit a request for approval of a pediatric formulation.

U.S. orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. However, competitors, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our product candidates for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. In addition, if an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity.

U.S. expedited development and review programs

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Unique to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act, or FDASIA, established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We expect to pursue breakthrough therapy designation for IDE196 and may explore some of these opportunities for our other product candidates as appropriate.

U.S. post-approval requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP regulations and other laws and regulations. In addition, the FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

Any drug products manufactured or distributed by us or our partners pursuant to FDA approvals will be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market and imposes requirements and restrictions on drug manufacturers, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds on post-approval clinical trials, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties.

U.S. marketing exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

FDA regulation of companion diagnostics

We are collaborating or expect to collaborate with strategic partners or CROs to manufacture and supply in vitro diagnostics to identify patients with biomarkers associated with the targeted therapeutics we are developing. These diagnostics, often referred to as companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance.

Under the FDCA, medical devices are classified into one of three classes – Class I, Class II or Class III – depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness. Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of regulations, referred to as General Controls, which require compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Class II devices are those that are subject to the General Controls, as well as Special Controls, which can include performance standards, guidelines and postmarket surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA is accomplished through the 510(k) premarket notification process. Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to a predicate device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to new devices deemed not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls. Therefore, these devices are generally subject to the premarket approval, or PMA, application process, which is generally more costly and time-consuming than the 510(k) process.

Alternatively, a device might be the subject of a de novo classification request, which seeks marketing authorization and reclassification as a lower-risk Class I or Class II device for a new device that otherwise would automatically be regulated as a Class III device requiring a PMA approval. Specifically, medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application.

If the use of a companion diagnostic is essential to the safe and effective use of a drug or biologic product, then the FDA generally will require approval or clearance of the diagnostic contemporaneously with the approval of the therapeutic product. On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel product candidates such as ours, a companion diagnostic device and its corresponding drug or biologic candidate should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the study plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE. In July 2016, the FDA issued a draft guidance document intended to further assist sponsors of therapeutic products and sponsors of in vitro companion diagnostic devices on issues related to co-development of these products.

The FDA generally requires companion diagnostics intended to select the patients who will respond to cancer treatment to obtain approval of a PMA for that diagnostic contemporaneously with approval of the therapeutic, though 510(k) clearance or to obtain grant of a de novo classification request. The review of these in vitro companion diagnostics in conjunction with the review of a cancer therapeutic involves coordination of review by the FDA’s Center for Biologics Evaluation and Research or Center for Drug Evaluation and Research and by the FDA’s Center for Devices and Radiological Health. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the clinical trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing. PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trials or other data that may be expensive and time-consuming to generate and that can substantially delay approval.

If a companion diagnostic is the subject of a de novo classification request in lieu of a PMA, the FDA is required to classify the device within 120 days following receipt of the de novo submission. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. If the de novo request is granted, the new device may be legally marketed (in compliance with applicable regulatory controls), a new classification regulation for the device type will be established, and the device may serve as a predicate device for 510(k) submissions for future devices of the same type.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Regulation outside the United States

To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

In order to market our future products in the European Economic Area, or EEA, (which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

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the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric investigation plan

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Orphan drug designation

In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the member state competent authorities, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for medicines that have also complied with an agreed PIP.

This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinical superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs pursuant are eligible for incentives made available by the EU and its Member States to support research into, and the development and availability of, orphan drugs.

Companion diagnostics

In the EEA, in vitro medical devices are required to conform with the essential requirements of the EU Directive on in vitro diagnostic medical devices (Directive No. 98/79/EC, as amended). To demonstrate compliance with the essential requirements, the manufacturer must undergo a conformity assessment procedure. The conformity assessment varies according to the type of in vitro diagnostic medical device and its classification. The conformity assessment of in vitro diagnostic medical devices can require the intervention of an accredited EEA Notified Body. If successful, the conformity assessment concludes with the drawing up by the manufacturer of an

EC Declaration of Conformity entitling the manufacturer to affix the CE mark to its products and to sell them throughout the EEA. On April 5, 2017, the European Parliament passed the In Vitro Device Regulation, or IVDR, which repeals and replaces Directive No 98/79/EC. Unlike directives, which must be implemented into the national laws of the EU member states, a regulation is directly applicable, i.e., without the need for adoption of EU member state laws implementing them, in all EEA member states. The IVDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for in vitro diagnostic medical devices and ensure a high level of safety and health while supporting innovation. The IVDR will not become fully applicable until five years following its entry into force. Once applicable, the IVDR will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number; and

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations as we begin to directly commercialize our products. In March 2010, former President Obama signed the Patient Protection and Affordable Care Act, or ACA, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States and significantly affected the pharmaceutical industry. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA increases the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; requires collection of rebates for drugs paid by Medicaid managed care organizations; requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected, expands of eligibility criteria for Medicaid programs, creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research and establishes of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, in December 2018 a U.S. district court held that the ACA was unconstitutional. While the Trump Administration and the Centers for Medicare & Medicaid Services have both stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the law. Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and transparency laws and regulations as well as similar foreign laws in the jurisdictions outside the United States. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and individual imprisonment.

Data Privacy and Security Laws

Pharmaceutical companies may be subject to U.S. federal and state health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. State laws may be more stringent, broader in scope or offer greater individual rights with respect to protected health information, or PHI, than HIPAA, and state laws may differ from each other, which may complicate compliance efforts. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

EU member states, Switzerland and other countries have also adopted data protection laws and regulations, which impose significant compliance obligations. In the European Union, the collection and use of personal health data is governed by the provisions of the General Data Protection Regulation, or GDPR. The GDPR became effective on May 25, 2018, repealing its predecessor directive and increasing responsibility and liability of pharmaceutical companies in relation to the processing of personal data of EU subjects. The GDPR, together with the national legislation of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the European Union, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. Data protection authorities from the different EU member states may interpret the GDPR and national laws differently and impose additional requirements, which add to the complexity of processing personal data in the European Union. Guidance on implementation and compliance practices are often updated or otherwise revised.

Coverage and Reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. We may face competition for our product candidates from lower-priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with our own products, which could negatively impact our profitability. Furthermore, there can be no assurance that our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably.

Employees

As of March 31, 2019, we had 56 full-time employees and two part-time employees. 31 of our employees have M.D. or Ph.D. degrees. Within our workforce, 48 employees are engaged in research and development and 10 are engaged in business development, finance, legal, and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters is located in South San Francisco, California, where we lease and occupy approximately 24,000 square feet of office and laboratory space. The current term of our South San Francisco lease expires in July 2024, with an option to extend the term through July 2026. We also lease approximately 4,000 square feet of office and laboratory space in San Diego, California. The current term of our San Diego lease expires in March 2020.

We believe our existing facilities are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of March 31, 2019:

Name	Age	Position(s)
Executive Officers and Employee Director
Yujiro Hata	44	President, Chief Executive Officer and Director
Michael Dillon, Ph.D.	52	Senior Vice President, Chief Scientific Officer, Head of Research
Jeffrey Hager, Ph.D.	55	Senior Vice President, Chief Technology Officer, Head of Target Discovery and External Innovation
Julie Hambleton, M.D.	61	Senior Vice President, Chief Medical Officer, Head of Development
Mark Lackner, Ph.D.	51	Senior Vice President, Head of Biology and Translational Sciences
Paul Stone, J.D.	55	Senior Vice President, General Counsel, Head of Operations
Key Employees
Andres Ruiz Briseno	33	Controller
Bao Truong	42	Vice President, Head of Regulatory

Non-Employee Directors
John Diekman, Ph.D.	76	Chairman of the Board
Scott Morrison	61	Director
Terry Rosen, Ph.D.	60	Director
Thilo Schroeder, Ph.D.	37	Director
Timothy Shannon, M.D.	60	Director
Jeffrey Stein, Ph.D.	64	Director

Executive Officers and Employee Director

Yujiro S. Hata has served as a member of our board of directors and as our President and Chief Executive Officer since June 2015. He launched IDEAYA Biosciences, Inc. as its first employee and Chief Executive Officer, while serving as an Executive-in-Residence at 5AM Ventures, a venture capital firm, from 2015 to 2018. From 2014 to August 2015, he served as Chief Operating Officer at Flexus Biosciences, Inc., or Flexus, and FLX Bio, Inc., or FLX Bio, both immuno-oncology companies, which he joined as startups and led through Flexus’ acquisition by Bristol-Myers Squibb Co., or Bristol-Myers Squibb, in April 2015. From 2010 until its acquisition by Amgen Inc., or Amgen, in October 2013, he was Vice President, Corporate Development and Strategy at Onyx Pharmaceuticals, Inc. where he served as Head of Strategy and Strategic Asset Management, and Head of Transactions. From 2002 to 2010, Mr. Hata served as Vice President and Senior Vice President of Business Development, and Chief Business Officer at Enanta Pharmaceuticals, Inc. He earlier served in roles at McKinsey & Company, ImClone Systems Incorporated, and Columbia Medical School. He serves on the board of directors at Xencor, Inc. Mr. Hata obtained an M.B.A. at The Wharton School at the University of Pennsylvania and a B.A. in Chemistry from Colorado College. We believe Mr. Hata is qualified to serve as our Chief Executive Officer and on our board of directors due to his experience in biotechnology company leadership and his background in strategy, corporate development and biotechnology company transactions.

Michael Dillon, Ph.D. has served in various roles with IDEAYA since April 2016, currently serving as our Senior Vice President and Chief Scientific Officer, Head of Research. From 2008 to 2016, Dr. Dillon was with the Novartis Institutes for Biomedical Research, Inc., a biopharmaceutical company, where he served in various leadership roles, including Global Discovery Chemistry Head, Oncology and New Therapeutic Modalities, Head

of Chemical Sciences, Emeryville, and Executive Director for Oncology Chemistry. From 1993 to 2008, Dr. Dillon worked at F. Hoffmann-La Roche Ltd., or Roche, and Syntex Corp. (acquired by Roche), where he served in roles of increasing responsibility, including Director, Medicinal Chemistry. Dr. Dillon obtained his Ph.D. in Chemistry from the University of Bristol and afterward completed his postdoctoral fellowship in Chemistry at Oregon State University. Dr. Dillon obtained his B.S. in Chemistry from the University of Leicester.

Jeffrey Hager, Ph.D. has served in various roles with IDEAYA since November 2015, currently serving as our Senior Vice President, Chief Technology Officer, Head of Target Discovery and External Innovation. Prior to joining us, he was Vice President of Biology at Seragon Pharmaceuticals, Inc., a biotechnology company, from April 2014 to February 2015, which was acquired by Genentech, Inc., or Genentech, in August 2014. From August 2013 to April 2014, Dr. Hager was Senior Director of Biology at Aragon Pharmaceuticals, Inc., or Aragon, a biopharmaceutical company, which was acquired by Johnson & Johnson in August 2013. From June 2009 to December 2012, Dr. Hager was Director of Biology at Aragon. From January 2008 to April 2009, he was Associate Director of Biology at Apoptos, Inc. and from October 2004 to November 2007, a Principal Scientist and Head of Cancer Pharmacology at Kalypsys, Inc. He received a Ph.D. in Molecular and Cell Biology from the University of California, Berkeley. He was a postdoctoral fellow and staff scientist at the University of California, San Francisco. Dr. Hager obtained a B.A. in Zoology from Connecticut College.

Julie Hambleton, M.D. has served as our Senior Vice President, Chief Medical Officer, Head of Development since March 2018. From 2016 to 2018, Dr. Hambleton was Vice President, Head of U.S. Medical at Bristol-Myers Squibb, a biopharmaceutical company. From 2012 to 2016, she was Executive Vice President and Chief Medical Officer at Five Prime Therapeutics, Inc., a biopharmaceutical company, where she was also a member of the Executive Committee. From 2010 to 2012, Dr. Hambleton was Vice President, Clinical Development, at Clovis Oncology, Inc. From 2003 to 2010, she was at Genentech, most recently as Group Medical Director, Global Clinical Development. Dr. Hambleton completed her medical and hematology-oncology training at the University of California, San Francisco, where she then served on the faculty from 1993 to 2003. Dr. Hambleton received an M.D. from Case Western Reserve University School of Medicine and was Board-certified in Hematology and Internal Medicine. Dr. Hambleton obtained a B.S. in Nursing from Duke University.

Mark Lackner, Ph.D. has served as our Senior Vice President, Head of Biology and Translational Sciences since December 2018. From May 2018 to December 2018, he served as our Vice President, Head of Biology and Translational Sciences. Prior to joining us, Dr. Lackner worked at Genentech, a biotechnology company, from November 2004 to May 2018, in various positions in the Oncology Biomarker Development group, most recently as a Director and Principal Scientist. Prior to joining Genentech, Dr. Lackner worked at Exelixis, Inc. from 1999 through 2004 in oncology target identification and validation. Dr. Lackner received a Ph.D. from Stanford University in Developmental Biology. He completed postdoctoral studies at the University of California, Berkeley in the laboratory of Joshua Kaplan. Dr. Lackner obtained a B.S. and an M.S. in Biology from the University of Illinois at Urbana–Champaign.

Paul Stone, J.D. has served as our Senior Vice President, General Counsel, Head of Operations since May 2018. From January 2009 to May 2018, Mr. Stone was with 5AM Ventures in various capacities including as Partner, General Counsel, and Chief Operating Officer. Prior to joining 5AM Ventures, Mr. Stone was Senior Vice President and General Counsel at Ethos Pharmaceuticals, Inc., Senior Vice President, General Counsel and Chief Patent Counsel at Ilypsa, Inc., and Vice President, Chief Patent Counsel at Symyx Technologies, Inc. He also held early management and operating roles at the following biopharmaceutical companies: Entrada Therapeutics, Inc., Cidara Therapeutics, Inc., or Cidara, and Homology Medicines, Inc., or Homology. Mr. Stone previously practiced intellectual property law as a patent attorney at Senniger Powers LLP. He also taught patent law, trade secrets law and licensing as an adjunct professor at the University of Missouri and Santa Clara University. Mr. Stone also served as a U.S. Naval Officer. Mr. Stone has served on the board of directors of Cidara from December 2012 to May 2014 and Homology from March 2015 to December 2015. He received a J.D. from the University of Wisconsin Law School. Mr. Stone earned a B.S. in Chemical Engineering from the University of Wisconsin, Madison.

Key Employees

Andres Ruiz Briseno has served as our Controller since August 2016. Prior to joining us, from September 2013 to August 2016, Mr. Ruiz Briseno held several roles at Pharmacyclics, Inc., a biopharmaceutical company (acquired by AbbVie Inc. in May 2015), including most recently as Associate Director of Financial Planning and Analysis. Previously, from September 2009 to September 2013, Mr. Ruiz Briseno held roles at Theravance, Inc. and PricewaterhouseCoopers LLP. Mr. Ruiz Briseno obtained his B.S. in Business Administration with a concentration in Corporate Financial Management from San Jose State University and is a Certified Public Accountant, licensed in the state of California.

Bao Truong has served as our Vice President, Head of Regulatory since November 2018. Prior to joining us, she was a regulatory consultant to various biotechnology companies from May 2017 to November 2018. Previously, from July 2015 to April 2017, she was Vice President, Regulatory Affairs at Ignyta, Inc., which was acquired by Roche in December 2017. From August 2013 to February 2015, she was Senior Director, Regulatory Affairs at Seragon Pharmaceuticals, Inc., a biotechnology company, which was acquired by Genentech in August 2014. From April 2011 to August 2013, she was Director, Regulatory Affairs at Aragon, which was acquired by Johnson & Johnson in August 2013. From 2002 to 2011, she held several regulatory roles of increasing responsibility at Genentech. She received her B.S. in Biochemistry from the University of California, San Diego.

Non-Employee Directors

John Diekman, Ph.D. has served as a member of our board of directors since June 2015 and currently serves as Chairman of the board of directors. Dr. Diekman is a Founding Partner of 5AM Ventures and served as its Managing Partner from 2002 to 2015. Previously, Dr. Diekman was Chairman and CEO of Affymetrix, Inc., and Chairman and Managing Director of Affymax, Inc. Dr. Diekman currently serves on the board of Zai Lab Ltd., a biopharmaceutical company. He is a Charter Trustee Emeritis of Princeton University and a former Trustee of the California Institute of Technology and of the Scripps Research Institute, where he serves as Chairman. He serves on the Schaeffer Center for Health Policy and Economics Advisory Board at the University of Southern California. Dr. Diekman received a Ph.D. in Chemistry from Stanford University. Dr. Diekman obtained a B.A. in Chemistry from Princeton University. We believe Dr. Diekman is qualified to serve on our board of directors due to his educational background, his experience as an executive and as a board member of biotechnology and pharmaceutical companies, and his experience as an investor in new life sciences companies.

Scott Morrison has served as a member of our board of directors since July 2018. From 1996 to December 2015, Mr. Morrison was a partner with Ernst & Young LLP, a public accounting firm, where he also served as U.S. Life Sciences Leader from 2002 to December 2015. Mr. Morrison currently serves on the board of directors of Audentes Therapeutics, Inc., a biotechnology company, Corvus Pharmaceuticals, Inc. and Global Blood Therapeutics, Inc., both biopharmaceutical companies. Mr. Morrison holds a B.S. in Business Administration from the University of California, Berkeley. He is a Certified Public Accountant (inactive). We believe Mr. Morrison is qualified to serve on our board of directors due to his experience in public accounting and the life sciences industry.

Terry Rosen, Ph.D. has served as a member of our board of directors since January 2016. Dr. Rosen has served on the board of directors and as the Chief Executive Officer of Arcus Biosciences, Inc., a biopharmaceutical company, since April 2015 and May 2015, respectively. He also served as the Chief Executive Officer of PACT Pharma, Inc., or PACT Pharma, a biopharmaceutical company, from November 2016 to December 2017. Dr. Rosen served briefly in April 2015 as the Chief Executive Officer of FLX Bio. Previously, Dr. Rosen co-founded and served as the Chief Executive Officer of Flexus from October 2013 to April 2015, when it was acquired by Bristol-Myers Squibb. Prior to that, Dr. Rosen was at Amgen from August 2004 to January 2013 where he most recently served as Vice President of Therapeutic Discovery from November 2011 to January 2013. He also worked at Tularik Inc., from October 1993 to August 2004 when it was acquired by Amgen, the Central Research division of Pfizer Inc., or Pfizer, from December 1987 to September 1993, and Abbott

Laboratories, from July 1985 to December 1987. Dr. Rosen holds a Ph.D. in Chemistry from the University of California, Berkeley and a B.S. in Chemistry from the University of Michigan. We believe Dr. Rosen is qualified to serve on our board of directors based on his experience in general management and business development and his experience in the field of biosciences.

Thilo Schroeder, Ph.D. has served as a member of our board of directors since January 2018. Dr. Schroeder is Partner at Nextech Invest Ltd., a global venture fund focused on investing in leading oncology companies. Prior to joining Nextech Invest in 2012, Dr. Schroeder worked in research specializing on the development of Designed Ankyrin Repeat Proteins (DARPins) as specific protein inhibitors from 2007 to 2012. Prior to that, he was an Intern at Micromet Ltd. (now Amgen). He has also served on the boards of Blueprint Medicines Corp., a biopharmaceutical company, from January 2014 through May 2015. He holds a Ph.D. in Biochemistry from the University of Zurich in Switzerland, an M.S. in Biotechnology from the Ecole de Supérieure de Biotechnologie de Strasbourg in France, and a B.S. in Biology from the Technical University of Darmstadt in Germany. We believe Dr. Schroeder is qualified to serve on our board of directors due to his educational background, his experience as a board member of biotechnology and pharmaceutical companies, and his experience as an investor in new life sciences companies.

Timothy Shannon, M.D. has served as a member of our board of directors since March 2016. Dr. Shannon is a General Partner at Canaan Partners, a venture capital firm, where he has focused on early-stage biopharmaceutical companies since November 2009. From July 2013 to December 2014, Dr. Shannon served as the Chief Executive Officer of Arvinas Inc., or Arvinas, a biopharmaceutical company. From November 2010 to September 2013, Dr. Shannon was the President and Chief Executive Officer of Aldea Pharmaceuticals, Inc. Dr. Shannon was also Chief Executive Officer of Curagen Corporation, or Curagen, from 2007 to 2009 and Chief Medical Officer at Curagen from 2002 to 2007. From 1992 to 2002, Dr. Shannon served in various senior research and development roles at Bayer HealthCare LLC, including Senior Vice President of Worldwide Clinical Development. He is Chairman of the board of Arvinas. He previously served on the boards of Celldex Therapeutics, Inc. from 2009 to 2014 and CytomX Therapeutics, Inc. from 2012 to 2017, both biopharmaceutical companies. Dr. Shannon holds an M.D. from the University of Connecticut and a B.A. in Chemistry from Amherst College. We believe Dr. Shannon is qualified to serve on our board of directors due to his experience in the venture capital industry, his executive leadership experience, his medical background and training and his service on the boards of other public and private biopharmaceutical companies.

Jeffrey Stein, Ph.D. has served as a member of our board of directors since October 2015. Dr. Stein has been the President and Chief Executive Officer of Cidara since 2014. Prior to joining Cidara, Dr. Stein was the President and Chief Executive Officer of Trius Therapeutics, Inc. from 2007 until its acquisition by Cubist Pharmaceuticals, Inc. in September 2013. Dr. Stein was also a venture partner at Sofinnova Ventures, a biotech venture capital fund, from 2005 to 2010. Prior to joining Sofinnova, Dr. Stein was co-founder and Chief Scientific Officer at Quorex Pharmaceuticals, Inc., from 1999 until its acquisition by Pfizer in 2005. He has also served as a Principal Scientist with Diversa, Inc. and The Agouron Institute. Dr. Stein currently serves on the board of directors of Paratek Pharmaceuticals, Inc., a biopharmaceutical company. Dr. Stein holds a Ph.D. in Marine Biology from the University of California, San Diego. Dr. Stein conducted his postdoctoral research in bacterial genetics as an Alexander Hollaender Distinguished Postdoctoral Fellow at the California Institute of Technology. Dr. Stein obtained a B.S. in Marine Biology and an M.S. in Biology from California State University, Long Beach. We believe Dr. Stein is qualified to serve on our board of directors due to his expertise, perspective and experience as a founder and executive at public and private pharmaceutical companies, and his expertise in life sciences and venture capital industries.

Board Composition

Director Independence

Our board of directors currently consists of seven members. Our board of directors has determined that all of our directors, other than Mr. Hata, qualify as “independent” directors in accordance with the Nasdaq Global Market listing requirements. Mr. Hata is not considered independent because he is an employee of IDEAYA Biosciences, Inc. The Nasdaq Global Market’s independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Nasdaq Global Market rules, our board of directors has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, we expect that our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Hata, Dr. Diekman, and Dr. Schroeder, and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors will be Dr. Shannon and Dr. Rosen, and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•	the Class III directors will be Dr. Stein and Mr. Morrison, and their terms will expire at the annual meeting of stockholders to be held in 2022.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Voting Arrangements

Each of our current directors was elected pursuant to the provisions of the amended and restated voting agreement, which will terminate upon the consummation of this offering, and the related provision of our amended and restated certificate of incorporation, which will again be amended and restated upon the consummation of this offering.

We entered into the amended and restated voting agreement with certain holders of our common stock and certain holders of our redeemable convertible preferred stock. Pursuant to the voting agreement, the holders of our Series A redeemable convertible preferred stock, voting as a separate class, have the right to elect two directors to our board of directors, the holders of our Series B redeemable convertible preferred stock, voting as a separate class, have the right to elect two directors to our board of directors, the holders of our common stock, voting as a separate class, have the right to elect one director to our board of directors and the holders of our common stock and our redeemable convertible preferred stock, voting together as a single class, have the right to elect the balance of the total number of our directors, which are designated as follows:

•

one member designated by 5AM Ventures and elected by the holders of a majority of our Series A redeemable convertible preferred stock, voting as a separate class, for which Dr. Diekman has been designated;

•

one member designated by Canaan Partners and elected by the holders of a majority of our Series A redeemable convertible preferred stock, voting as a separate class, for which Dr. Shannon has been designated;

•

one member designated by Nextech and elected by the holders of a majority of our Series B redeemable convertible preferred stock, voting as a separate class, for which Dr. Schroeder has been designated;

•

one member elected by the holders of a majority of the shares of our common stock, voting as a separate class, who shall be our then-serving Chief Executive Officer, for which Mr. Hata has been designated; and

•

three members designated by the other members of our board of directors and elected by the holders of a majority of the shares of our common stock and redeemable convertible preferred stock, voting together as a single class, for which Drs. Rosen and Stein and Mr. Morrison have been designated.

The holders of our common stock and redeemable convertible preferred stock who are parties to our voting agreement are obligated to vote for such designees indicated above. The provisions of this voting agreement will terminate upon the consummation of this offering and our certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Leadership Structure of the Board

Our bylaws and corporate governance guidelines to be in place immediately prior to the consummation of this offering provide our board of directors with flexibility to combine or separate the positions of Chairman of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Dr. Diekman presides over the executive sessions of the board of directors and acts as a liaison between management and the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•

is responsible for reviewing our audited financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviews our critical accounting policies and estimates;

•	reviews all related party transactions on an ongoing basis;

•	establishes procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters;

•	annually reviews and assesses treasury functions including cash management process;

•	discusses on a periodic basis, or as appropriate, with management, our policies and procedures with respect to risk assessment; and

•	investigates any matters received, and reports to the Board periodically, with respect to ethics issues, complaints and associated investigations; and

•	reviews the audit committee charter and the committee’s performance at least annually.

The current members of our audit committee are Mr. Morrison, Dr. Diekman, and Dr. Schroeder. Mr. Morrison serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Global Market. Our board of directors has determined that Mr. Morrison is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Global Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of the members of our audit committee are independent under the applicable rules of the SEC and the Nasdaq Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Market.

Compensation Committee

Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. Among other things, the compensation committee:

•	reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer);

•	evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations;

•

reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer);

•

reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to his compensation and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer;

•	evaluates compliance with applicable compensation rules, regulations and guidelines and other law, as applicable; and

•	reviews the performance of the compensation committee and its members, including compliance by the compensation committee at least annually.

The current members of our compensation committee are Drs. Shannon, Rosen and Stein. Dr. Shannon serves as the chairman of the committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of the Nasdaq Global Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Market.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Drs. Stein, Shannon, and Schroeder. Dr. Stein serves as the chairman of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the Nasdaq Global Market relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Market.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2018, our compensation committee consisted of Drs. Shannon, Rosen and Stein. None of the members of our compensation committee during 2018 nor any of the current members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Board Diversity

Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Each of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

Historically, we have not had a formalized non-employee director compensation program; however, in 2018 we paid each of Drs. Daniels, a former member of our board of directors, Stein and Rosen and Mr. Morrison, an annual retainer of $25,000 (pro-rated for partial year service, as applicable) pursuant to offer letters entered into with them in connection with their commencement of service on our board of directors. We also granted each of Drs. Daniels, Stein and Rosen and Mr. Morrison options to purchase our common stock in connection with their commencement of service on our board of directors. Each of our other non-employee directors is associated with one of our principal investors and is not compensated for service on our board of directors. In addition, we reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services on our board of directors.

2018 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
John Diekman, Ph.D.	—	—	—
Brian Daniels, M.D.(2)	25,000	27,836	52,836
Edward Hu, M.B.A.(2)	—	—	—
Scott Morrison	10,887	53,667	64,554
Terry Rosen, Ph.D.	25,000	17,386	42,386
Thilo Schroeder, Ph.D.	—	—	—
Timothy Shannon, M.D.	—	—	—
Jeffrey Stein, Ph.D.	25,000	17,386	42,386

(1)

Amounts reflect the grant date fair value of stock options granted during 2018 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 10 to our audited financial statements included in this prospectus for the assumptions used in calculating these amounts.

(2)	In January 2019, Dr. Daniels and Mr. Hu resigned from our board of directors.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and shares subject to repurchase held as of December 31, 2018 by each non-employee director who was serving as of December 31, 2018.

Name	Options Outstanding as of December 31, 2018	Shares Subject to Repurchase Outstanding as of December 31, 2018
John Diekman, Ph.D.	—	—
Brian Daniels, M.D.	16,346	—
Edward Hu, M.B.A.	—	—
Scott Morrison	16,346	—
Terry Rosen, Ph.D.	—	5,433
Thilo Schroeder, Ph.D.	—	—
Timothy Shannon, M.D.	—	—
Jeffrey Stein, Ph.D.	5,338	305

Our board of directors has adopted and, subject to approval by stockholders, we intend to approve and implement a compensation policy for our non-employee directors, or the Director Compensation Program, to be effective on the day prior to the effectiveness of the registration statement to which this prospectus relates. Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation as follows:

•	Each non-employee director will receive an annual cash retainer in the amount of $35,000 per year.

•	The chairperson will receive an additional annual cash retainer in the amount of $30,000 per year.

•

The chairperson of the audit committee will receive additional annual cash compensation in the amount of $15,000 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $7,500 per year for such member’s service on the audit committee.

•

The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $5,000 per year for such member’s service on the compensation committee.

•

The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $8,000 per year for such chairperson’s service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $4,000 per year for such member’s service on the nominating and corporate governance committee.

Under the Director Compensation Program, each non-employee director will automatically be granted an option to purchase 22,000 shares of our common stock upon the director’s initial appointment or election to our board of directors, referred to as the Initial Grant, and an option to purchase 11,000 shares of our common stock automatically on the date of each annual stockholder’s meeting thereafter, referred to as the Annual Grant. The Initial Grant will vest in substantially equal monthly installments for three years from the date of grant, subject to continued service through each applicable vesting date. The Annual Grant will vest on the earlier of the first anniversary of the date of grant or the date of the next annual stockholder’s meeting to the extent unvested as of such date, subject to continued service through each applicable vesting date.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2018 Summary Compensation Table” below.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

In 2018, our “named executive officers” and their positions were as follows:

•	Yujiro Hata, President and Chief Executive Officer;

•	Julie Hambleton M.D., Senior Vice President, Chief Medical Officer, Head of Development; and

•	Paul Stone, J.D., Senior Vice President, General Counsel, Head of Operations.

2018 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2018.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total
Yujiro Hata	2018	420,000	1,687,701	147,000	8,000	2,262,701
President and Chief Executive Officer

Julie Hambleton, M.D.	2018	218,750	512,217	65,625	1,050	797,642
Senior Vice President, Chief Medical Officer, Head of Development(4)

Paul Stone, J.D.	2018	199,038	512,217	49,792	1,200	762,247
Senior Vice President, General Counsel, Head of Operations(5)

(1)

Amounts reflect the grant date fair value of stock options granted during 2018 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 10 to our audited financial statements included in this prospectus for the assumptions used in calculating these amounts.

(2)

Amounts represent the amounts of the annual performance-based cash bonus earned by our named executive officers based on the achievement of certain corporate performance objectives for the fiscal year ended December 31, 2018. Please see the descriptions of the annual performance-based cash bonuses paid to our named executive officers under “2018 Bonuses” below.

(3)	Amounts represent $150 monthly cell phone allowance plus 401(k) employer matching contributions.
(4)	Dr. Hambleton commenced employment with us on June 1, 2018.
(5)	Mr. Stone commenced employment with us on May 2, 2018.

Narrative to Summary Compensation Table

2018 Salaries

Our named executive officers each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

For fiscal year 2018, Mr. Hata’s annual base salary was $420,000, Dr. Hambleton’s annual base salary was $375,000 and Mr. Stone’s annual base salary was $300,000.

2018 Bonuses

We maintain an annual performance-based cash bonus program in which each of our named executive officers participated in 2018. Each named executive officer’s target bonus is expressed as a percentage of base salary which can be achieved by meeting corporate goals at target level. The 2018 annual bonuses for Mr. Hata, Dr. Hambleton and Mr. Stone were targeted at 35%, 30% and 25% of their respective base salaries. Each year, the compensation committee or board of directors may supplement the target bonuses earned by our named executive officers with discretionary bonuses based on the compensation committee’s or the board of directors’ assessment of individual contributions.

For 2018, our named executive officers were eligible to earn annual cash bonuses based on the achievement of certain corporate performance objectives approved by the compensation committee and the board of directors.

The actual annual cash bonuses awarded to each named executive officer for 2018 performance are set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Equity Compensation

Our board of directors has adopted and, subject to approval by our stockholders, we intend to adopt a 2019 Incentive Award Plan, referred to below as the 2019 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable us to obtain and retain the services of these individuals, which is essential to our long-term success. We expect that the 2019 Plan will be effective on the day prior to the effectiveness of the registration statement to which this prospectus relates, subject to adoption by our board of directors and approval of such plan by our stockholders. For additional information about the 2019 Plan, please see the section titled “Equity Incentive Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Currently, we match contributions made by participants in the 401(k) plan after 1 year of employment in the amount of 50% of the first 6% of the participant’s annual base salary contributed, capped at annual IRS limits. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

We provide limited perquisites to our named executive officers when our compensation committee determines that such perquisites are necessary or advisable to fairly compensate or incentivize our employees.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity awards for each named executive officer as of December 31, 2018.

		Option Awards			Stock Awards
Name	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Yujiro Hata	8/10/2015	—	—		29,506	413,084
	3/24/2017	—	—		72,349	1,012,872
	2/27/2018	556,619	4.31	2/27/2028	—
Julie Hambleton, M.D.	6/1/2018	155,932	4.62	6/20/2028	—
Paul Stone, J.D.	5/2/2018	155,932	4.62	6/20/2028	—

(1)

Except as otherwise noted, each option vests and becomes exercisable as to 25% of the total number of shares underlying the option on the first anniversary of the vesting commencement date and as to 1/48th of the total number of shares underlying the option on each monthly anniversary of the vesting commencement date thereafter, subject to continued service through the applicable vesting date.

(2)

Constitute shares of common stock acquired upon exercise of an option prior to vesting, which remain subject to a right of repurchase at the original exercise price until vested. Shares vest as to 25% of the total number of shares initially subject to the option on the first anniversary of the vesting commencement date and as to 1/48th of the total number of shares initially subject to the option on each monthly anniversary thereafter, subject to continued service through the applicable vesting date. As such, the shares of our common stock reported vest, and are released from our right of repurchase, in substantially equal monthly installments through the fourth anniversary of the vesting commencement date.

(3)

The market value of our common stock is based upon the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

Executive Compensation Arrangements

As of December 31, 2018, we were party to offer letter agreements with each of our named executive officers. Each offer letter provides for an initial base salary, target bonus opportunity and stock option grant. In addition, each offer letter provides for the following severance benefits:

Mr. Hata. In the event that Mr. Hata’s employment with us is terminated by us without cause (as defined in his offer letter) or by Mr. Hata for good reason (as defined in his offer letter) during the period commencing three months prior to a change in control and ending on the first anniversary of the change in control, then, subject to timely delivering to us a release of claims, Mr. Hata is entitled to receive six months of his base salary payable in accordance with our standard payroll practices, up to six months of continued healthcare coverage and the full accelerated vesting of all of his then outstanding equity awards.

Dr. Hambleton. In the event that Dr. Hambleton’s employment with us is terminated by us without cause (as defined in her offer letter) or by Dr. Hambleton for good reason (as defined in her offer letter) during the period commencing three months prior to a change in control and ending on the first anniversary of the change in control, then, subject to timely delivering to us a release of claims, Dr. Hambleton is entitled to receive six months of her base salary payable in accordance with our standard payroll practices, up to six months of continued healthcare coverage and the full accelerated vesting of all of her then outstanding equity awards.

Mr. Stone. In the event that Mr. Stone’s employment with us is terminated by us without cause (as defined in his offer letter) or by Mr. Stone for good reason (as defined in his offer letter) during the period commencing three months prior to a change in control and ending on the first anniversary of the change in control, then, subject to timely delivering to us a release of claims, Mr. Stone is entitled to receive six months of his base salary payable in accordance with our standard payroll practices, up to six months of continued healthcare coverage and the full accelerated vesting of all of his then outstanding equity awards.

As used in the named executive officers’ offer letters “cause” means: the occurrence of any of the following events: (i) the named executive officer’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) the named executive officer’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) the named executive officer’s intentional material violation of any contract or agreement between the named executive officer and the Company or of any statutory duty owed to the Company; (iv) the named executive officer’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (v) the named executive officer’s gross misconduct.

“good reason” means the occurrence of any of the following, provided that the named executive officer complies with the “good reason process” (defined below), (i) a material reduction of the named executive’s annual base salary (unless pursuant to a salary reduction program applicable generally to the Company’s senior management employees); or (ii) following the first year of the named executive officer’s employment with the Company, relocation of the named executive officer’s principal place of employment to a place that increases the named executive officer’s one way commute by more than seventy-five (75) miles as compared to the named executive officer’s then current principal place of business immediately prior to such relocations; or (iii) a material reduction in the named executive officer’s job title and primary duties, responsibilities and authorities, provided however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless the named executive officer’s duties are materially reduced from the prior duties.

“good reason process” means that the named executive officer has (i) reasonably determined in good faith that a good reason condition has occurred, (ii) notified the Company in writing of the first occurrence of the good reason condition within 30 days of the first occurrence of such condition, (iii) cooperated in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “cure period”), to remedy the condition, (iv) notwithstanding such efforts, the good reason condition continues to exist, and (v) terminated employment within 30 days after the end of the cure period.

“change in control” means any of the following types of transactions: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale exchange or transfer of all or substantially all of the assets of the Company (each, a “transaction”), wherein the stockholders of the Company immediately before the transaction do not retain immediately after the transaction, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately before the transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or the successor entity, or in the case of a transaction described in (iii), the corporation or other entity to which the assets of the Company were transferred, as the case may be. Notwithstanding the foregoing, a transaction shall not constitute a change in control if (i) its sole purpose is to change the state of the Company’s incorporation; (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction; (iii) it constitutes the Company’s initial public offering or its securities; or (iv) it is a transaction effected primarily for the purpose of financing the Company with cash (as determined by the Board in its discretion).

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our 2015 Equity Incentive Plan, referred to as the 2015 Plan, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2019 Incentive Award Plan

Our board of directors has adopted and, subject to approval by our stockholders, we intend to adopt the 2019 Incentive Award Plan, or 2019 Plan, which will be effective on the day prior to the effectiveness of the registration statement to which this prospectus relates. The principal purpose of the 2019 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2019 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2019 Plan, 978,500 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards, plus the number of shares remaining available for future awards under the 2015 Plan, as of the effective date of the 2019 Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2019 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2015 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under our 2015 Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2020 and ending in 2029, equal to the lesser of (A) 4% of the shares of stock outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 10,018,000 shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2019 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2019 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2019 Plan, such tendered or withheld shares will be available for future grants under the 2019 Plan;

•

to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2019 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2019 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2019 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2019 Plan.

Administration. The compensation committee of our board of directors is expected to administer the 2019 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2019 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2019 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2019 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2019 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2019 Plan. The full board of directors will administer the 2019 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2019 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2019 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2019 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2019 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2019 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Non-Employee Director Award Limit. The 2019 Plan provides that, notwithstanding anything in the 2019 Plan or in any policy of the Company to the contrary, the sum of the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all equity awards and the maximum amount that may become payable pursuant to all cash-based awards granted to any non-employee director as compensation for services as a non-employee director during any calendar year shall not exceed an amount equal to $1,000,000 for such non-employee director’s first year of service as a non-employee director and $500,000 for each calendar year for such service thereafter.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2019 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2019 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2019 Plan or any awards under the 2019 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2019 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2019 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2019 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2019 Plan after the tenth anniversary of the effective date of the 2019 Plan, and no additional annual share increases to the 2019 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2019 Plan will remain in force according to the terms of the 2019 Plan and the applicable award agreement.

2015 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2015 Plan effective as of November 13, 2015, which was subsequently amended to increase the number of shares issuable under the 2015 Plan. As of March 31, 2019, options to purchase 2,036,816 shares of our common stock at a weighted-average exercise price per share of $5.60 remained outstanding under the 2015 Plan. In connection with this offering and the effectiveness of our 2019 Plan, the 2015 Plan will terminate and no further awards will be granted under the 2015 Plan. However, all outstanding awards will continue to be governed by their existing terms.

Administration. Our board of directors, the compensation committee or another committee thereof appointed by our board of directors, has the authority to administer the 2015 Plan and the awards granted under it. The administrator has the authority to select the service providers to whom awards will be granted under the 2015 Plan, the number of shares to be subject to those awards under the 2015 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2015 Plan and to adopt rules for the administration, interpretation and application of the 2015 Plan that are consistent with the terms of the 2015 Plan.

Awards. The 2015 Plan provides that the administrator may grant or issue options, including ISOs and NSOs, restricted stock, restricted stock units and other stock based awards to employees, consultants and directors; provided that only employees may be granted ISOs.

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Stock Options. ISOs may be granted only to our employees or employees of certain of our subsidiaries. NSOs may be granted to our employees, directors or consultants or to directors, employees or consultants of certain of our subsidiaries. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant.

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Restricted Stock. Restricted stock may be granted to any eligible individual, and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Restricted Stock Units. Restricted stock units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Other Stock or Cash Based Awards. The company may grant awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Adjustments of Awards. In the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or other change in the corporate structure of the Company affecting shares of common stock, the administrator will make adjustments to the number and class of shares available for issuance under the 2015 Plan and the number, class and price of shares subject to outstanding awards.

Change in Control. In the event of a merger or change in control, the administrator has discretion to determine the treatment of each outstanding award, and may provide that the awards will be assumed or substituted, that the awards will terminate or accelerate in full immediately prior to the change in control or that awards will terminate in exchange for cash or other property. In addition, in the event of a change in control where the acquirer does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2015 Plan will accelerate in full.

Amendment and Termination. Our board of directors may amend or terminate the 2015 Plan or any portion thereof at any time. However, no amendment may impair the rights of a holder of an outstanding award without the holder’s consent, and any action by our board of directors to increase the number of shares subject to the plan or extend the term of the plan is subject to the approval of our stockholders. Additionally, an amendment of the plan shall be subject to the approval of our stockholders, where such approval by our stockholders of an amendment is required by applicable law. Following this offering and in connection with the effectiveness of our 2019 Plan, the 2015 Plan will terminate and no further awards will be granted under the 2015 Plan.

2019 Employee Stock Purchase Plan

Our board of directors has adopted and, subject to approval by stockholders, we intend to adopt and ask our stockholders to approve the 2019 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective on the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a) 195,000 shares of common stock and (b) an annual increase on the first day of each year beginning in 2020 and ending in 2029, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than 2,500,000 shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation or $50,000. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 15,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year, determined in accordance with Section 423 of the Internal Revenue Code of 1986, as amended. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2016 in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Convertible Promissory Note Financings

In July and November 2015, we entered into note purchase agreements pursuant to which we issued in July and November 2015 and January 2016 subordinated convertible promissory notes, or the Bridge Notes, in an aggregate principal amount of $4.0 million to entities affiliated with 5AM Ventures, one of our principal stockholders. The Bridge Notes provided for an annual interest rate of 8%. Under the terms of the Bridge Notes, under certain circumstances, the unpaid principal of the Bridge Notes, including any accrued but unpaid interest thereon, would convert into preferred stock upon the closing of a future preferred stock financing that met specified criteria. Such conversion would be at a 20% discount to the per share price of the preferred stock sold in the financing. In March 2016, as part of the issuance of Series A redeemable convertible preferred stock described below, the outstanding principal of $4.0 million under the Bridge Notes, plus $0.1 million of accrued interest, converted into 626,787 shares of Series A redeemable convertible preferred stock at a rate of $8.1415 per share in full payment for the note and accrued interest. John Diekman, Ph.D., the chairman of our board of directors, was then a managing partner of 5AM Ventures, and Paul Stone, J.D., who was then serving as a member of our board of directors, was then a partner of 5AM Ventures.

Series A Redeemable Convertible Preferred Stock Financing

In March 2016, February 2017 and January 2018 we issued an aggregate of 5,167,940 shares of our Series A redeemable convertible preferred stock at a price per share of $8.1415 for aggregate proceeds to us of $42.1 million. The table below sets forth the number of shares of Series A redeemable convertible preferred stock sold to our directors, executive officers or owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series A Redeemable Convertible Preferred Stock	Purchase Price ($)
Canaan X L.P.(1)	1,658,164	$13,499,999
Entities Affiliated with 5AM Ventures(2)	1,166,856	$9,499,998
Celgene Corporation(3)	982,616	$7,999,999
WuXi Healthcare Ventures II, L.P.(4)	675,548	$5,499,999

(1)

An entity affiliated with Canaan Partners became the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction. Timothy Shannon, M.D., who is a member of our board of directors, is an affiliate of Canaan Partners.

(2)

(i) 5AM Ventures IV, L.P. purchased 1,120,182 shares of Series A redeemable convertible preferred stock for a total purchase price of $9,119,999 and (ii) 5AM Co-Investors IV, L.P. purchased 46,674 shares of

Series A redeemable convertible preferred stock for a total purchase price of $379,999. Entities affiliated with 5AM Ventures became beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. John Diekman, Ph.D., who is a member of our board of directors, was then and is currently an affiliate of 5AM Ventures. Paul Stone, J.D., who was then serving as a member of our board of directors and currently serves as our General Counsel and Senior Vice President, was then a partner of 5AM Ventures.
(3)	Celgene Corporation became a beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction.
(4)

An entity affiliated with WuXi Healthcare Ventures became the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction. Edward Hu, M.B.A., who is a former member of our board of directors, is an affiliate of WuXi Healthcare Ventures.

Series B Redeemable Convertible Preferred Stock Financing

In January and March 2018, we issued an aggregate of 7,081,452 shares of our Series B redeemable convertible preferred stock at a price per share of $13.2770 for aggregate proceeds to us of $94 million. The table below sets forth the number of shares of Series B redeemable convertible preferred stock sold to our directors, executive officers or owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series B Redeemable Convertible Preferred Stock	Purchase Price ($)
Entities Affiliated with BVF Partners(1)	1,054,459	$13,999,999
Perceptive Life Sciences Master Fund LTD(2)	941,484	$12,499,999
Entities Affiliated with Nextech Invest(3)	903,823	$11,999,998
GV 2017, L.P.(4)	753,187	$10,000,000
Canaan X L.P.(5)	602,549	$8,000,000
Entities Affiliated with 5AM Ventures(6)	602,548	$7,999,998
WuXi Healthcare Ventures II, L.P.(7)	376,593	$5,000,000
Celgene Corporation(8)	150,637	$2,000,000

(1)

(i) Biotechnology Value Fund, L.P. purchased 498,192 shares of Series B redeemable convertible preferred stock for a total purchase price of $6,614,463, (ii) Biotechnology Value Fund II, LP purchased 332,682 shares of Series B redeemable convertible preferred stock for a total purchase price of $4,416,993, (iii) MSI BVF SPV, L.L.C. purchased 93,063 shares of Series B redeemable convertible preferred stock for a total purchase price of $1,235,595, (iv) Biotechnology Value Trading Fund OS, L.P. purchased 85,391 shares of Series B redeemable convertible preferred stock for a total purchase price of $1,133,736 and (v) Investment 10, LLC purchased 45,131 shares of Series B redeemable convertible preferred stock for a total purchase price of $599,212. Entities affiliated with BVF Partners became beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction.

(2)	An entity affiliated with Perceptive Advisors became the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction.
(3)

(i) Nextech IV GP S.à.r.l. on behalf of Nextech IV Oncology S.C.S. SICAV-SIF purchased 414,252 shares of Series B redeemable convertible preferred stock for a total purchase price of $5,499,999 and (ii) Nextech V GP S.à.r.l. on behalf of Nextech V Oncology S.C.S., SICAV-SIF purchased 489,571 shares of Series B redeemable convertible preferred stock for a total purchase price of $6,499,999. Entities affiliated with Nextech Invest became beneficial owners of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. Thilo Schroeder, Ph.D., who is a member of our board of directors, is an affiliate of Nextech Invest.

(4)	An entity affiliated with GV became the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction.

(5)

An entity affiliated with Canaan Partners was the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction. Timothy Shannon, M.D., who is a member of our board of directors, is an affiliate of Canaan Partners.

(6)

(i) 5AM Ventures IV, L.P. purchased 578,447 shares of Series B redeemable convertible preferred stock for a total purchase price of $7,679,999 and (ii) 5AM Co-Investors IV L.P. purchased 24,101 shares of Series B redeemable convertible preferred stock for a total purchase price of $319,999. Entities affiliated with 5AM Ventures were the beneficial owner of (in the aggregate) more than 5% of our capital stock upon the initial closing of the transaction. John Diekman, Ph.D., who is a member of our board of directors, was then and is currently an affiliate of 5AM Ventures.

(7)

An entity affiliated with WuXi Healthcare Ventures was the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction. Edward Hu, M.B.A., who is a former member of our board of directors, is an affiliate of WuXi Healthcare Ventures.

(8)	Celgene Corporation was the beneficial owner of more than 5% of our capital stock upon the initial closing of the transaction

Director and Executive Officer Compensation

Please see “Management—Director Compensation” and “Executive Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation—Narrative to Summary Compensation Table” and “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End.”

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into or intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws. For additional information see “Management—Limitation of Liability and Indemnification Matters.”

Investors’ Rights Agreements

We entered into an amended and restated investor rights agreement with the purchasers of our outstanding redeemable convertible preferred stock, including entities with which certain of our directors are affiliated. As of March 31, 2019, the holders of approximately 13.5 million shares of our common stock, including the shares of common stock issuable upon the conversion of our Series A and Series B redeemable convertible preferred stock, were entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.” The amended and restated investor rights agreement also provides for a right of first refusal in favor of certain holders of redeemable convertible preferred stock with regard to certain issuances of our capital stock. The rights of first refusal will not apply to, and will terminate upon the consummation of, this offering.

Voting Agreement

We entered into an amended and restated voting agreement with certain holders of our common stock and redeemable convertible preferred stock. Upon the consummation of this offering, the amended and restated

voting agreement will terminate. For a description of the amended and restated voting agreement, see “Management—Board Composition—Voting Arrangements.”

Right of First Refusal and Co-Sale Agreement

We entered into an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and redeemable convertible preferred stock. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. Upon the consummation of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Research, Development and Manufacturing Services Agreements

On September 1, 2015, we entered into a master services agreement with WuXi AppTec (Hong Kong) Limited, or WuXi AppTec, an affiliate of Edward Hu, a former director of the Company, for pharmaceutical research and development, including chemical synthesis services. Pursuant to the agreement and related work orders under the agreement, we paid WuXi AppTec $0.7 million in 2016, $0.4 million in 2017 and $0.6 million in 2018.

On May 24, 2018, we entered into a master services agreement with STA Pharmaceutical Hong Kong Limited, or STA Pharmaceutical, an affiliate of Edward Hu, a former director of the Company, for the manufacture and supply of small molecule active pharmaceutical ingredients related to IDE196. Pursuant to the agreement and related work orders under the agreement, we paid STA Pharmaceutical $0.4 million in 2018.

Policies and Procedures for Related Party Transactions

Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock as of March 31, 2019 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our current directors;

•	each of our named executive officers; and

•	all current directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after March 31, 2019 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

Certain of our stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $35.0 million in shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these persons or entities as they will on any other shares sold to the public in this offering. The figures below do not reflect the purchase of the shares in this offering by these potential investors in the amounts they have indicated an interest in purchasing.

The percentage of shares beneficially owned is computed on the basis of 14,478,654 shares of our common stock outstanding as of March 31, 2019, which reflects the assumed conversion of all 13,139,794 outstanding shares of Series A and Series B redeemable convertible preferred stock into an equivalent number of shares of common stock. Shares of our common stock that a person has the right to acquire within 60 days after March 31, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The percentage ownership information under the column entitled “After Offering” is based on the sale of shares of common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated below, the address for each beneficial owner listed is c/o IDEAYA Biosciences, Inc., 7000 Shoreline Court, Suite 350, South San Francisco, California 94080.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders:
Entities affiliated with 5AM Ventures(1)	2,713,066	—	2,713,066	18.7%	2,713,066	13.9%
Canaan X L.P.(2)	2,260,713	—	2,260,713	15.6%	2,260,713	11.6%
Celgene Corporation(3)	1,133,253	—	1,133,253	7.8%	1,133,253	5.8%
Entities affiliated with BVF Partners(4)	1,054,459	—	1,054,459	7.3%	1,054,459	5.4%
WuXi Healthcare Ventures II, L.P.(5)	1,052,141	—	1,052,141	7.3%	1,052,141	5.4%
Perceptive Life Sciences Master Fund LTD(6)	941,484	—	941,484	6.5%	941,484	4.8%
Entities affiliated with Nextech Invest(7)	903,823	—	903,823	6.2%	903,823	4.6%
GV 2017, L.P.(8)	753,187		753,187	5.2%	753,187	3.9%
Named Executive Officers and Directors:
Yujiro Hata(9)	595,722	173,942	769,664	5.3%	769,664	3.9%
Julie Hambleton, M.D.	—	—	—	*	—	* %
Paul Stone, J.D.(10)	—	38,983	38,983	*	39,983	* %
John Diekman, Ph.D.	—	—	—	*	—	* %
Scott Morrison(11)	—	16,955	16,955	*	16,955	* %
Terry Rosen, Ph.D.(12)	16,346	609	16,955	*	16,955	* %
Timothy Shannon, M.D.	—	—	—	*	—	* %
Thilo Schroeder, Ph.D.	—	—	—	*	—	* %
Jeffrey Stein, Ph.D.(13)	11,007	5,948	16,955	*	16,955	* %
All directors and executive officers as a group (12 persons)(14)	820,997	281,786	1,102,783	7.5%	1,102,783	5.6%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)

Consists of (i) 304,200 shares of common stock, 1,721,898 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 578,447 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by 5AM Ventures IV, L.P. and (ii) 12,675 shares of common stock, 71,745 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 24,101 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by 5AM Co-Investors IV, L.P. 5AM Partners IV, LLC is the general partner of 5AM Ventures IV, L.P. and 5AM Co-Investors IV, L.P. and may be deemed to have sole investment and voting power over the shares held by each of 5AM Ventures IV, L.P. and 5AM Co-Investors IV, L.P. The address of the above persons and entities is 8725 W. Higgins Rd., Suite 290, Chicago, Illinois 60631.

(2)

Consists of 1,658,164 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 602,549 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Canaan X L.P. Canaan Partners X LLC is the general partner of Canaan X L.P. and may be deemed to have sole investment and voting power over the shares held by Canaan X L.P.

Investment, voting and dispositive decisions with respect to the shares held by Canaan X L.P. are made by the managers of Canaan Partners X LLC, collectively. None of the managers of Canaan Partners X LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by Canaan X L.P. The address for Canaan X L.P. is 285 Riverside Avenue, Suite 250, Westport, CT 06880.
(3)

Consists of 982,616 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock held and 150,637 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Celgene Corporation (“Celgene”). Celgene has the power to vote, acquire, hold and dispose of all such shares. Celgene disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest therein. The principal address for Celgene is 86 Morris Avenue, Summit, NJ 07901.

(4)

Consists of (i) 498,192 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Biotechnology Value Fund, L.P., (ii) 332,682 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Biotechnology Value Fund II, L.P., (iii) 85,391 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Biotechnology Value Trading Fund OS, L.P., (iv) 45,131 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Investment 10, LLC and (v) 93,063 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by MSI BVF SPV, L.L.C. BVF Partners L.P. is the general partner of Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., the sole member of BVF Partners OS Ltd., itself the general partners of Biotechnology Value Trading Fund OS, L.P., and attorney-in-fact to Investment 10, LLC and MSI BVF SPV, L.L.C., and may be deemed to beneficially own the shares listed above that are beneficially owned in the aggregate by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P., Investment 10, LLC and MSI BVF SPV, L.L.C. BVF Inc., as the general partner of BVF Partners L.P., may be deemed to beneficially own the shares that are beneficially owned by BVF Partners L.P. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares that are beneficially owned by BVF Inc. The address of the above persons and entities is 44 Montgomery St. 40th floor, San Francisco, CA 94104.

(5)

Consists of 675,548 shares of common stock issuable upon conversion of Series A redeemable convertible preferred stock and 376,593 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by WuXi Healthcare Ventures II, L.P. WuXi Healthcare Management, LLC is the general partner of WuXi Healthcare Ventures II, L.P. and may be deemed to have sole investment and voting power over the shares held by WuXi Healthcare Ventures II, L.P. The address of the above persons and entities is 55 Cambridge Parkway, 8th Floor, Cambridge, MA 02142.

(6)

Consists of 941,484 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Perceptive Life Sciences Master Fund LTD. The address of the above persons and entities is 51 Astor Place, 10th floor, New York, NY 10003.

(7)

Consists of (i) 414,252 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Nextech IV GP S.à.r.l. on behalf of Nextech IV Oncology S.C.S. SICAV-SIF (“Nextech IV”) and (ii) 489,571 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by Nextech V GP S.à r.l. on behalf of Nextech V Oncology S.C.S., SICAV-SIF (“Nextech V”). Nextech IV GP S.à r.l. is the general partner of Nextech IV and may be deemed to have sole investment and voting power over the shares held by Nextech IV. Nextech V GP S.à r.l. is the general partner of Nextech V and may be deemed to have solve investment and voting power over the shares held by Nextech V. The address of Nextech IV GP S.à r.l. on behalf of Nextech IV Oncology S.C.S. SICAV-SIF is 1c, rue Gabriel Lippmann, 5365 Munsbach, Luxembourg and the address of Nextech V GP S.à r.l. on behalf of Nextech V Oncology S.C.S. SICAV-SIF is 8, rue Lou Hemmer, L-1748, Luxembourg-Findel.

(8)

Consists of 753,187 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock held by GV 2017, L.P. GV 2017 GP, L.P., the general partner of GV 2017, L.P., GV 2017 GP, L.L.C., the general partner of GV 2017 GP, L.P., Alphabet Holdings LLC, the sole member of GV 2017 GP, L.L.C., XXVI Holdings Inc., the managing member of Alphabet Holdings LLC, and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2017, L.P. The principal business address of GV 2017, L.P., GV 2017 GP, L.P., GV 2017 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc., and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, CA 94043.
(9)

Consists of (i) 595,722 shares of common stock, 525,708 of which shares will be vested within 60 days of March 31, 2019, and 70,014 of which shares will continue to be subject to our repurchase right, and (ii) 173,942 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2019, all of which shares will be vested within 60 days of March 31, 2019.

(10)

Consists of 38,983 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2019, all of which shares will be vested within 60 days of March 31, 2019.

(11)

Consists of 16,955 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2019, 4,014 of which shares will be vested within 60 days of March 31, 2019, and 12,941 of which shares will be unvested within 60 days of March 31, 2019.

(12)

Consists of (i) 16,346 shares of common stock, 12,514 of which shares will be vested within 60 days of March 31, 2019, and 3,832 of which shares will continue to be subject to our repurchase right, and (ii) 609 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2019, all of which shares will be vested within 60 days of March 31, 2019.

(13)

Consists of (i) 11,007 shares of common stock, and (ii) 5,947 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2019, 2,114 of which shares will be vested within 60 days of March 31, 2019, and 3,833 of which shares will be unvested within 60 days of March 31, 2019.

(14)

Consists of (i) 820,997 shares of common stock, 686,635 of which shares will be vested within 60 days of March 31, 2019, and 134,362 of which shares will continue to be subject to our repurchase right, and (ii) 281,785 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 31, 2019, 265,011 of which shares will be vested within 60 days of March 31, 2019, and 16,774 of which shares will be unvested within 60 days of March 31, 2019.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, the amended and restated investor rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Immediately prior to the consummation of this offering, we will file our amended and restated certificate of incorporation that authorizes 300,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of March 31, 2019, there were outstanding:

•	14,478,654 shares of our common stock, on an as-converted basis, held by 59 stockholders of record; and

•	2,036,816 shares of our common stock issuable upon exercise of outstanding stock options.

In connection with this offering, we expect to consummate a 1-for-10.2564 reverse stock split of our common stock and redeemable convertible preferred stock.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66-2/3% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to amending our amended and restated bylaws, the classified board and director liability.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

As of March 31, 2019, there were 13,139,794 shares of redeemable convertible preferred stock outstanding, held of record by 26 stockholders. Immediately upon the consummation of this offering, all 13,139,794 outstanding shares of our redeemable convertible preferred stock will be converted into an equivalent number of shares of our common stock. See Note 7 to our audited financial statements included elsewhere in this prospectus for a description of our currently outstanding redeemable convertible preferred stock. Immediately prior to the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of redeemable convertible preferred stock. From and after the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of March 31, 2019, we had outstanding options to purchase 2,036,816 shares of our common stock, with a per share weighted-average exercise price of $5.60, under our 2015 Equity Incentive Plan.

Registration Rights

Under our amended and restated investors’ rights agreement, based on the number of shares outstanding as of March 31, 2019, following the consummation of this offering, the holders of approximately 13.5 million shares of common stock, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, and the holders of approximately 13.5 million shares of common stock, or their transferees, have the right to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

Based on the number of shares outstanding as of March 31, 2019, after the consummation of this offering, the holders of approximately 13.5 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain demand registration rights. Beginning six months following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least 65% of these shares can request that we register all or a portion of their shares if the aggregate price to the public of the shares offered is at least $10 million.

Piggyback Registration Rights

Based on the number of shares outstanding as of March 31, 2019, after the consummation of this offering, in the event that we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of approximately 13.5 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Form S-3 Registration Rights

Based on the number of shares outstanding as of March 31, 2019, after the consummation of this offering, the holders of approximately 13.5 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain Form S-3 registration rights. The holders of any of at least 65% of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $5 million net of certain expenses related to the sale of the shares. These stockholders may make an unlimited number of requests for registration on Form S-3, but in no event shall we be required to file more than two registrations on Form S-3 in any given 12 month period.

Expenses of Registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, upon the earlier of (i) three years after the consummation of this offering, (ii) when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90-day period, or (iii) upon the consummation of an acquisition.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called by our board of directors, or by our President or Chief Executive Officer.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors; Filling Vacancies

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation provides for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock. For more information on the classified board, see “Management—Board Composition.” Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any state law derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Certificate of Incorporation Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Management—Limitation of Liability and Indemnification Matters.”

Nasdaq Global Market Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “IDYA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure investors that an active trading market for our common stock will develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of March 31, 2019 and assuming an initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), upon the consummation of this offering and assuming (1) the automatic conversion of all shares of our outstanding Series A and Series B redeemable convertible preferred stock as of March 31, 2019, (2) no exercise of the underwriters’ option to purchase additional shares of common stock and (3) no exercise of any of our other outstanding options, we will have outstanding an aggregate of approximately 14,478,654 shares of common stock.

All of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of March 31, 2019 and assumptions (1)-(3) described above, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
14,478,654 shares	180 days after the date of this prospectus upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and substantially all of our other stockholders and option holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC. See the section titled “Underwriting” for additional information.

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately 144,786 shares of common stock immediately after this offering (calculated as of March 31, 2019 on the basis of the assumptions (1)-(3) described above); or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to above).

Registration Rights

Based on the number of shares outstanding as of March 31, 2019, after the consummation of this offering, the holders of approximately 13.5 million shares of our common stock, or their transferees, will, subject to the lock-up agreements referred to above, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2015 Equity Incentive Plan, our 2019 Incentive Award Plan and our 2019 Employee Stock Purchase Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section of this prospectus titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or a USRPI, by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While, beginning on January 1, 2019, withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC are acting as book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Jefferies LLC

Total	5,000,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common stock is not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to purchase up to 750,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3,250,000. We have agreed to reimburse the underwriters for expenses of up to $40,000 (excluding filing fees) relating to the clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or SEC, a registration statement under the Securities Act of 1933, relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC on behalf of the underwriters for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock-based compensation plans.

Our directors, executive officers, and the holders of substantially all of our common stock, securities convertible into common stock and option holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph are subject to specified exceptions, including among other items:

•

transfers of shares of our common stock or any security convertible into or exchangeable for our common stock as a bona fide gift or gift; to any trust for the direct or indirect benefit of the locked-up party or their immediate family; to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the locked-up party or their immediate family; by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the locked-up party, in each case provided that (i) any shares or securities transferred remain subject to the restrictions set forth in the lock-up agreement, and (ii) that no public filing (other than on Schedule 13D, 13F or 13G), or other public announcement shall be made during the restricted period in connection with such transfer;

•

transfers of shares of our common stock or any security convertible into or exchangeable for our common stock by a locked-up party that is a corporation, partnership, limited liability company or other entity to its partners, members or stockholders, or to any investment fund or other entity it controls or manages, in each case provided that (i) any shares or securities transferred remain subject to the restrictions set forth in the lock-up agreement, and (ii) that no public filing (other than on Schedule 13D, 13F or 13G), or other public announcement be made during the restricted period in connection with such transfer;

•

the issuance by us of shares of our common stock upon the exercise of an option granted under any stock incentive plan or stock purchase plan described in this prospectus, either through cash or cashless exercise, provided that (i) the underlying shares continue to be subject to the restrictions set forth in the lock-up agreement, and (ii) that no public filing or announcement be made reporting a reduction in the aggregate beneficial ownership of the locked-up party’s shares (other than on Schedule 13D, 13F, or 13G), and that any other public filing or announcement made pursuant to this exception briefly note the applicable circumstances;

•

transfers or dispositions of shares of our common stock acquired in this offering or in open market transactions after the closing of this offering, provided that no public filing (other than on Schedule 13D, 13F or 13G), or other public announcement be made during the restricted period in connection with such transfer or disposition;

•

the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Securities Exchange Act of 1934 for the transfer of common stock, provided that such plan does not provide for any transfers during the restricted period, and that no public filing or other announcement be made in connection with the establishment of such plan;

•

transfers to us of shares of our common stock pursuant to any contractual arrangement that provides us with an option to repurchase such shares in connection with the termination of the locked-up party’s employment or service relationship with us, or to cover tax withholdings upon a vesting event of any equity award granted under our stock incentive plans or stock purchase plans, provided that in each case, any filing made in connection with such transfer clearly indicate the applicable circumstances;

•

transfers of shares of our common stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order, provided that the recipient executes and delivers to J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC a lock-up agreement in the form attached as an exhibit to the underwriting agreement; and

•

the sale, disposal or transfer of shares of our common stock to a bona fide third party pursuant to a tender offer for securities of the Company or any merger, consolidation or other business combination involving a change of control that has been approved by our board of directors, provided that in the event that such transaction is not completed, the shares continue to be subject to the restrictions set forth in the lock-up agreement.

The representatives, in their sole discretion, may release the common stock subject to the lock-up agreements described above in whole or in part at any time with or without notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “IDYA.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Insider Participation in the Offering

Certain of our stockholders, including stockholders affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of approximately $35.0 million in shares of our common stock in this offering at the initial public offering price and on the same terms as the other purchasers in this offering. If purchased by these persons, shares purchased by these entities (other than those affiliated with our directors) will not be subject to a lock-up restriction.

Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, fewer or no shares in this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below), each referred to as a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

(i)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(ii)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(iii)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as “relevant persons”.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the common units are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04- N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of Securities and Investment Business Act, 2010, or SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of the property of the Company; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea, or the FSCMA, and the decrees and regulations thereunder, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea, or the FETL, and the decrees and regulations thereunder. The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

(ii)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act, such persons being referred to as SA Relevant Persons. Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel for the underwriters in connection with this offering. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm own shares of our redeemable convertible preferred stock which will be converted into an aggregate of 10,715 shares of common stock immediately upon the completion of this offering.

EXPERTS

The financial statements as of December 31, 2017 and December 31, 2018 and each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to IDEAYA Biosciences, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.ideayabio.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

IDEAYA Biosciences, Inc.

Report of Independent Registered Public Accounting Firm

The reverse stock split described in Note 2 to the financial statements has not been consummated at May 13, 2019. When it has been consummated, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

San Jose, California

May 13, 2019

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of IDEAYA Biosciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of IDEAYA Biosciences, Inc. (the “Company”) as of December 31, 2018 and 2017, and the related statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

San Jose, California

March 15, 2019, except for the effects of the reverse stock split described in Note 2, as to which the date is

We have served as the Company’s auditor since 2017.”

IDEAYA Biosciences, Inc.

Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2017	December 31, 2018	March 31, 2019	Pro Forma March 31, 2019
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$5,961	$20,505	$35,302
Short-term marketable securities	7,196	69,456	43,718
Prepaid expenses and other current assets	419	706	857

Total current assets	13,576	90,667	79,877
Restricted cash	71	106	106
Property and equipment, net	3,743	5,152	4,981
Deferred offering costs	—	570	1,772
Right-of-use assets	—	—	5,893
Other non-current assets	89	46	46

Total assets	17,479	96,541	92,675

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$662	$1,417	$1,651
Accrued liabilities	1,313	3,583	2,758
Deferred rent	297	299	—
Lease liabilities	—	—	1,244
Other current liabilities	162	114	106

Total current liabilities	2,434	5,413	5,759
Redeemable convertible preferred stock liability	3,207	—	—
Deferred rent	1,304	1,572	—
Long-term lease liabilities	—	—	6,498
Other non-current liabilities	189	113	89

Total liabilities	7,134	7,098	12,346

Commitments and contingencies (Note 5)
Series A redeemable convertible preferred stock, $0.0001 par value, 60,000,000 shares authorized as of December 31, 2017 and 59,433,105 shares authorized as of December 31, 2018 and March 31, 2019 (unaudited); 4,379,916 shares issued and outstanding as of December 31, 2017 and 5,794,727 shares issued and outstanding as of December 31, 2018 and March 31, 2019 (unaudited); liquidation value of $35,659 as of December 31, 2017 and $47,178 as of December 31, 2018 and March 31, 2019 (unaudited); no shares issued or outstanding, pro forma (unaudited)	26,084	40,735	40,735	$—
Series B redeemable convertible preferred stock, $0.0001 par value, 0 shares authorized as of December 31, 2017 and 75,500,000 shares authorized as of December 31, 2018 and March 31, 2019 (unaudited); no shares issued and outstanding as of December 31, 2017 and 7,345,067 shares issued and outstanding as of December 31, 2018 and March 31, 2019 (unaudited); liquidation value of $0 as of December 31, 2017 and $97,520 as of December 31, 2018 and March 31, 2019 (unaudited); no shares issued or outstanding, pro forma (unaudited)	—	97,656	97,656	—
Stockholders’ (deficit) equity
Common stock, $0.0001 par value, 86,000,000 shares authorized as of December 31, 2017 and 170,800,000 shares authorized as of December 31, 2018 and March 31, 2019 (unaudited); 1,263,416, 1,335,690, and 1,338,860 shares issued and outstanding as of December 31, 2017, December 31, 2018 and March 31, 2019 (unaudited); 14,478,654 shares issued and outstanding, pro forma (unaudited)	—	—	—	1
Additional paid-in capital	432	1,599	2,015	140,405
Accumulated other comprehensive income (loss)	(1)	(31)	8	8
Accumulated deficit	(16,170)	(50,516)	(60,085)	(60,085)

Total stockholders’ (deficit) equity	(15,739)	(48,948)	(58,062)	$80,329

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$17,479	$96,541	$92,675

The accompanying notes are an integral part of these financial statements.

IDEAYA Biosciences, Inc.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31, 2017	Year Ended December 31, 2018	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
			(unaudited)	(unaudited)
Operating expenses
Research and development	$12,384	$31,749	$5,202	$7,996
General and administrative	2,054	4,668	885	2,098

Total operating expenses	14,438	36,417	6,087	10,094

Loss from operations	(14,438)	(36,417)	(6,087)	(10,094)
Interest income	150	1,994	282	525
Other income (expense), net	2,426	77	68	—

Net loss	(11,862)	(34,346)	(5,737)	(9,569)

Change in unrealized (losses) gains on marketable securities	(1)	(30)	(26)	39

Comprehensive loss	$(11,863)	$(34,376)	$(5,763)	$(9,530)

Net loss per share attributable to common stockholders, basic and diluted	$(17.06)	$(35.92)	$(6.91)	$(8.69)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	695,372	956,252	830,451	1,101,107

Pro forma net loss per share, basic and diluted (unaudited)		$(2.61)		$(0.67)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)		13,165,486		14,240,901

The accompanying notes are an integral part of these financial statements.

IDEAYA Biosciences, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2017	2,257,697	$8,685	1,004,564	$—	$176	$(4,308)	$—	$(4,132)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $14, adjusted for the redeemable convertible preferred stock liability of $135	2,122,219	17,399	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,798	—	—	—	—	—
Early exercised common stock options	—	—	257,054	—	—	—	—	—
Vesting of early exercised common stock options and restricted stock	—	—	—	—	120	—	—	120
Stock-based compensation	—	—	—	—	136	—	—	136
Other comprehensive loss	—	—	—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	(11,862)	—	(11,862)

Balances as of December 31, 2017	4,379,916	$26,084	1,263,416	$—	$432	$(16,170)	$(1)	$(15,739)

Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $5, adjusted for the redeemable convertible preferred stock liability of $3,137	1,414,811	14,651	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $176	7,081,452	93,844	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock pursuant to license agreement	263,615	3,812	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	19,591	—	28	—	—	28
Early exercised common stock options	—	—	70,583	—	—	—	—	—
Repurchase of early exercised shares			(17,900)	—	—	—	—	—
Vesting of early exercised common stock options and restricted stock	—	—	—	—	189	—	—	189
Stock-based compensation	—	—	—	—	950	—	—	950
Other comprehensive loss	—	—	—	—	—	—	(30)	(30)
Net loss	—	—	—	—	—	(34,346)	—	(34,346)

Balances as of December 31, 2018	13,139,794	$138,391	1,335,690	$—	$1,599	$(50,516)	$(31)	$(48,948)

The accompanying notes are an integral part of these financial statements.

IDEAYA Biosciences, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit—(Continued)

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2017	4,379,916	$26,084	1,263,416	$—	$432	$(16,170)	$(1)	$(15,739)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $5 (unaudited), adjusted for the redeemable convertible preferred stock liability of $3,137 (unaudited)	2,122,219	14,651	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $170 (unaudited)	7,081,452	93,850	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	2,655	—	2	—	—	2
Early exercised common stock options (unaudited)	—	—	65,245	—	—	—	—	—
Vesting of early exercised common stock options and restricted stock (unaudited)	—	—	—	—	74	—	—	74
Stock-based compensation (unaudited)	—	—	—	—	112	—	—	112
Other comprehensive loss (unaudited)	—	—	—	—	—	—	(26)	(26)
Net loss (unaudited)	—	—	—	—	—	(5,737)	—	(5,737)

Balances as of March 31, 2018 (unaudited)	13,583,587	$134,585	1,331,316	$—	$620	$(21,907)	$(27)	$(21,314)

Balances as of December 31, 2018	13,139,794	$138,391	1,335,690	$—	$1,599	$(50,516)	$(31)	$(48,948)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	3,170	—	1	—	—	1
Vesting of early exercised common stock options and restricted stock (unaudited)	—	—	—	—	32	—	—	32
Stock-based compensation (unaudited)	—	—	—	—	383	—	—	383
Other comprehensive income (unaudited)	—	—	—	—	—	—	39	39
Net loss (unaudited)	—	—	—	—	—	(9,569)	—	(9,569)

Balances as of March 31, 2019 (unaudited)	13,139,794	$138,391	1,338,860	$—	$2,015	$(60,085)	$8	$(58,062)

The accompanying notes are an integral part of these financial statements.

IDEAYA Biosciences, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2017	Year Ended December 31, 2018	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
			(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(11,862)	$(34,346)	$(5,737)	$(9,569)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	391	886	193	293
Net amortization of premiums and discounts on marketable securities	(27)	(808)	(62)	(236)
Stock-based compensation	136	950	112	383
Issuance of Series B redeemable convertible preferred stock pursuant to license agreement	—	3,812	—	—
Change in fair value of redeemable convertible preferred stock liability	(2,426)	(70)	(70)	—
Landlord contributions for leasehold improvements	—	367	—	—
(Gain) loss on sale of property and equipment	—	(54)	4	3
Gain on sale of marketable securities	—	(11)	—	(1)
Changes in assets and liabilities
Prepaid expenses and other assets	331	(243)	(150)	(151)
Right-of-use assets	—	—	—	256
Accounts payable	254	322	221	242
Accrued and other liabilities	1,015	1,672	(16)	(727)
Deferred rent	(36)	(97)	(21)	—
Lease liabilities	—	—	—	(278)

Net cash used in operating activities	(12,224)	(27,620)	(5,526)	(9,785)

Cash flows from investing activities
Purchases of property and equipment, net	(1,757)	(1,708)	(217)	(606)
Purchases of marketable securities	(13,470)	(133,301)	(67,475)	(19,326)
Maturities of marketable securities	6,300	65,830	7,200	39,340
Sales of marketable securities	—	6,000	—	6,000

Net cash (used in) provided by investing activities	(8,927)	(63,179)	(60,492)	25,408

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	17,264	105,358	105,364	—
Proceeds from exercise of common stock options	226	91	56	1
Payments of deferred offering costs	—	(71)	—	(827)

Net cash provided by (used in) financing activities	17,490	105,378	105,420	(826)

Net (decrease) increase in cash, cash equivalents and restricted cash	(3,661)	14,579	39,402	14,797

Cash, cash equivalents and restricted cash
Cash, cash equivalents and restricted cash, at beginning of period	9,693	6,032	6,032	20,611

Cash, cash equivalents and restricted cash, at end of period	$6,032	$20,611	$45,434	$35,408

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$5,961	$20,505	$45,363	$35,302
Restricted cash	71	106	71	106

Cash, cash equivalents and restricted cash	$6,032	$20,611	$45,434	$35,408

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$1	$1	$1
Cash paid for interest	$19	$99	$22	$24
Supplemental non-cash investing and financing activities:
Issuance of Series B redeemable convertible preferred stock pursuant to license agreement	$—	$3,812	$—	$—
Leasehold improvements acquired through tenant improvement allowance	$1,637	$—	$—	$—
Unpaid deferred offering costs	$—	$499	$—	$375
Vesting of early exercised options and restricted stock	$120	$189	$74	$74
Purchases of property and equipment in accounts payable and accrued liabilities	$70	$604	$5	$481
Extinguishment of redeemable convertible preferred stock liability	$135	$3,137	$3,137	$—

The accompanying notes are an integral part of these financial statements.

IDEAYA Biosciences, Inc.

Notes to Financial Statements

1.	Organization

Description of the business

IDEAYA Biosciences, Inc. (the “Company”) is an oncology-focused precision medicine company committed to the discovery and development of targeted therapeutics for patient populations selected using molecular diagnostics. The Company is headquartered in South San Francisco, California and was incorporated in the state of Delaware in June 2015. Through March 31, 2019, the Company has been primarily engaged in business planning, research, recruiting and raising capital.

Liquidity

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, contract manufacturer and contract research organizations, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies and clinical trials and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance and reporting.

The Company’s product candidates are in development. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained or maintained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from other pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees, consultants and other third parties.

The Company has incurred significant losses and negative cash flows from operations in all periods since inception and had an accumulated deficit of $50.5 million as of December 31, 2018 and $60.1 million (unaudited) as of March 31, 2019. The Company has historically financed its operations primarily through the sale of redeemable convertible preferred stock and convertible notes. To date, none of the Company’s product candidates have been approved for sale, and the Company has not generated any revenue since inception. Management expects operating losses to continue and increase for the foreseeable future, as the Company progresses into clinical development activities for its lead product candidates. The Company’s prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the biotechnology industry as discussed above. While the Company has been able to raise multiple rounds of financing, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms which are favorable or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

As of December 31, 2018 and March 31, 2019, the Company had cash, cash equivalents and short-term marketable securities of $90.0 million and $79.0 million (unaudited), respectively. Management believes that the Company’s current cash, cash equivalents and short-term marketable securities will be sufficient to fund its planned operations for at least 12 months from the date of the issuance of these financial statements.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Reverse Stock Split

On May 9, 2019, the Company’s board of directors approved a 1-for-10.2564 reverse stock split of the Company’s common stock and redeemable convertible preferred stock to be consummated prior to the effectiveness of the Company’s planned initial public offering (“IPO”). The par value and authorized shares of the common stock and redeemable convertible preferred stock were not adjusted as a result of the reverse stock split. All issued and outstanding common stock, options to purchase common stock and per share amounts contained in the financial statements have been retroactively adjusted to give effect to the reverse stock split for all periods presented.

Unaudited Interim Financial Information

The accompanying balance sheet as of March 31, 2019, the statements of operations and comprehensive loss, of cash flows and of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2018 and March 31, 2019 are unaudited. In the opinion of management, the unaudited data reflects all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2019 and the results of its operations and comprehensive loss and its cash flows for the three months ended March 31, 2018 and March 31, 2019. The financial data and other information disclosed in these notes related to the three months ended March 31, 2018 and March 31, 2019 are also unaudited. The results for the three months ended March 31, 2019 are not necessarily indicative of results to be expected for the year ending December 31, 2019, any other interim periods or any future year or period.

Unaudited Pro Forma Information

The unaudited pro forma information as of March 31, 2019 has been prepared to give effect to the automatic conversion of all of the outstanding redeemable convertible preferred stock of the Company on a one-to-one basis into 13,139,794 shares of common stock, which will occur immediately upon the consummation of a Qualified IPO (as defined in Note 7). The unaudited pro forma information does not assume any proceeds from the planned IPO.

The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2018 has been computed to give effect to (1) an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation for the automatic conversion of the redeemable convertible preferred stock into shares of common stock as of the beginning of the period or the date of issuance, if later and (2) an adjustment to the numerator in the pro forma basic and diluted net loss per share calculation to remove gains or losses resulting from the remeasurement of the redeemable convertible preferred stock liability.

The unaudited pro forma basic and diluted net loss per share for the three months ended March 31, 2019 has been computed to give effect to an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation for the automatic conversion of the redeemable convertible preferred stock into shares of common stock as of the beginning of the period or the date of issuance, if later.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Such estimates include the valuation of the redeemable convertible preferred stock liability, deferred tax assets, useful lives of property and equipment, determination of the discount rate for operating leases and stock-based compensation. Actual results could differ from those estimates.

Segments

The Company operates and manages its business as one operating and reportable segment, which is the business of research and development for oncology-focused precision medicine. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. All of the Company’s long-lived assets are located in the United States.

Risks and Uncertainties

The Company operates in a dynamic and highly competitive industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: ability to obtain future financing; advances and trends in new technologies and industry standards; results of clinical trials; regulatory approval and market acceptance of the Company’s products; development of sales channels; certain strategic relationships; litigation or claims against the Company base in intellectual property, patent, product, regulatory, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Products developed by the Company require approvals from the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance that the products will receive the necessary approvals. If the Company was denied approval, approval was delayed or the Company was unable to maintain approval, it could have a materially adverse impact on the Company.

The Company has expended and will continue to expend substantial funds to complete the research, development and clinical testing of product candidates. The Company also will be required to expend additional funds to establish commercial-scale manufacturing arrangements and to provide for the marketing and distribution of products that receive regulatory approval. The Company may require additional funds to commercialize its products. The Company is unable to entirely fund these efforts with its current financial resources. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, the Company may have to delay, reduce the scope of or eliminate one or more of its research or development programs which would materially and adversely affect its business, financial condition and operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and short-term marketable securities. Substantially all the Company’s cash is held by one financial institution that management believes is of high credit quality. Such deposits may, at times, exceed federally insured limits. The Company invests its cash equivalents and short-term marketable securities in money market funds, U.S. government securities, commercial paper, corporate bonds, and asset-backed securities. The Company limits its credit risk associated with cash equivalents and short-term marketable securities by placing them with banks and institutions it believes are highly creditworthy and in highly rated investments. The Company has not experienced any credit losses on its deposits of cash, cash equivalents or short-term marketable securities.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned IPO, are capitalized and recorded on the balance sheet. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event that the Company’s plans for an IPO are terminated, all of the deferred offering costs will be written off within operating expenses in the Company’s statements of operations and comprehensive loss. There were no deferred offering costs capitalized as of December 31, 2017. As of December 31, 2018, $0.6 million of deferred offering costs were recorded on the balance sheet. As of March 31, 2019, $1.8 million (unaudited) of deferred offering costs were recorded on the balance sheet.

Cash and Cash Equivalents

Cash equivalents that are readily convertible to cash are stated at cost, which approximates fair value. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2017, December 31, 2018 and March 31, 2019 (unaudited) consisted of cash balances held as security in connection with the Company’s facility lease agreement in South San Francisco, California. The balances are classified as long-term assets on the Company’s balance sheet.

Short-Term Marketable Securities

Short-term marketable securities are investments in marketable securities with maturities greater than three months at the time of purchase. The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale. After consideration of the Company’s risk versus reward objectives and liquidity requirements, the Company may sell these securities prior to their stated maturities. As the Company views these securities as available to support current operations, the Company classifies highly liquid securities with original maturities greater than three months and up to twelve months as short-term marketable securities on the balance sheet. These securities are carried at fair value as determined based upon quoted market prices or pricing models for similar securities. Unrealized gains and losses, if any, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in interest income on the statements of operations and comprehensive loss. Realized gains and losses, if any, on available-for-sale securities are included in other income (expense), net. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. The Company did not identify any of its short-term marketable securities as other-than-temporarily impaired as of December 31, 2017, December 31, 2018 and March 31, 2019 (unaudited).

Fair Value of Financial Instruments

The carrying amounts of the Company’s certain financial instruments, including cash equivalents, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities and market interest rates if applicable. The carrying amount of the redeemable convertible preferred stock liability represents its fair value. Refer to Note 3 for details on the fair value of short-term marketable securities.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally between three and five years. Leasehold improvements are stated at cost and amortized over the shorter of the useful lives of the assets or the lease term. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in the statements of operations and comprehensive loss in the period realized.

Impairment of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is measured by comparison of the carrying amount of the asset or asset group to the future net cash flows which the asset or asset group is expected to generate. If such asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. There have been no such impairments of long-lived assets for the years ended December 31, 2017 and December 31, 2018 and for the three months ended March 31, 2018 (unaudited) and March 31, 2019 (unaudited).

Leases

The Company leases its facilities and meets the requirements to account for these leases as operating leases. For the years ended December 31, 2017 and December 31, 2018, for facility leases that contain rent escalations or rent concession provisions, the Company records its lease expense during the lease term on a straight-line basis over the term of the lease. As of December 31, 2017 and December 31, 2018, the Company recorded the difference between the rent paid and the straight-line rent as a deferred rent liability. As of December 31, 2017 and December 31, 2018, leasehold improvements funded by landlord incentives or allowances are recorded as leasehold improvement assets and a corresponding deferred rent liability. The leasehold improvement asset is amortized over the lesser of the term of the lease or life of the asset. For the years ended December 31, 2017 and December 31, 2018, the deferred rent liability is amortized on a straight-line basis as a reduction to rent expense over the term of the lease agreement.

Upon adoption of ASC 842, Leases, on January 1, 2019 (unaudited), the Company determines if an arrangement is a lease, or contains a lease, at inception. Operating leases are included in right-of-use (“ROU”) assets, lease liabilities, and long-term lease liabilities on the Company’s balance sheets.

ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The ROU asset also includes any lease payments made to the lessor at or before the commencement date, minus lease incentives received, and initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. For lease agreements entered into or reassessed after the adoption of ASC 842, the Company combines lease and nonlease components.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Redeemable Convertible Preferred Stock

The Company records all shares of redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within the Company’s control, such as a merger, acquisition, or sale of all or substantially all of the Company’s assets (each, a “deemed liquidation event”), the convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding such shares. The Company has not adjusted the carrying values of the redeemable convertible preferred stock to its liquidation preference because a deemed liquidation event obligating the Company to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock is not probable of occurring. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Redeemable Convertible Preferred Stock Liability

The obligation to issue additional shares of Series A redeemable convertible preferred stock at future dates pursuant to a preferred stock purchase agreement was determined to be a freestanding instrument that should be accounted for as a liability. At initial recognition, the Company recorded the redeemable convertible preferred stock liability on the balance sheet at its fair value. The liability was subject to remeasurement at each balance sheet date, with changes in fair value recognized as a component of other income (expense), net in the statements of operations and comprehensive loss until it was extinguished upon issuance of Series A redeemable convertible preferred stock in January 2018.

Research and Development Expenses

Research and development expenses consist of compensation costs, employee benefit costs, costs for contract manufacturing organizations (“CMOs”), costs for contract research organizations (“CROs”), costs for sponsored research, consulting costs, costs for laboratory supplies, costs for product licenses, facility-related expenses and depreciation. All research and development costs are charged to research and development expenses within the statements of operations and comprehensive loss as incurred. Payments associated with licensing agreements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternate commercial use are also expensed as incurred. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.

Accrued Research and Development

The Company has entered into various agreements with CMOs and CROs. The Company’s research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities on the balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to CMOs and CROs under these arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees in accordance with ASC 718, Stock Compensation. The Company accounts for stock-based compensation arrangements with employees using a fair value method which requires the recognition of compensation expense related to all stock-based awards. The fair value method requires the Company to estimate the fair value of stock-based awards on the date of grant using an option pricing model. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted, which is expensed on a straight-line basis over the vesting period.

The Company accounts for stock options issued to non-employees based on the estimated fair value of the awards using the Black-Scholes option pricing model in accordance with ASC 505-50, Equity-Based Payment to Non-employees. Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options vest. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. Stock options granted to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as such options vest and at the end of each reporting period, and the resulting change in value, if any, is recognized in the Company’s statements of operations and comprehensive loss during the period the related services are rendered.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are currently in effect unless such rate is expected to be different when the deferred item reverses. Valuation allowances are established where necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are classified as noncurrent on the balance sheet.

Comprehensive Loss

Comprehensive loss represents all changes in stockholders’ deficit except those resulting from and distributions to stockholders. The Company had unrealized losses from its marketable securities during the years ended December 31, 2017 and December 31, 2018 and during the three months ended March 31, 2018 (unaudited) and March 31, 2019 (unaudited).

Net Loss per Share Attributable to Common Stockholders

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, stock options and common stock subject to repurchase related to unvested restricted stock awards and early exercise of stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock is considered a participating security because it participates in dividends with common stock. The Company also considers the shares issued upon the early exercise of stock options subject to repurchase to be participating securities,

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

because holders of such shares have non-forfeitable dividend rights in the event a dividend is paid on common stock. The holders of all series of redeemable convertible preferred stock and the holders of early exercised shares subject to repurchase do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) under its accounting standard codifications (“ASC”) or other standard setting bodies and adopted by the Company as of the specified effective date, unless otherwise discussed below.

Recently Adopted Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The updated guidance enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018. The Company adopted this ASU on January 1, 2018. The adoption did not result in a material impact on the Company’s financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which requires changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU on January 1, 2018. The adoption did not result in a material impact on the Company’s financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments in this ASU should be applied using a retrospective transition method to each period presented.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

The Company adopted ASU 2016-18 on January 1, 2018, which required the change in restricted cash to be included as part of the total change in cash and cash equivalents on the statement of cash flows. While restricted cash is still presented as a separate line item in the Company’s balance sheet, it will no longer be presented as a separate item in the statement of cash flows. ASU 2016-18 also required a restatement of the statements of cash flows in the prior period presented. The Company retroactively adjusted the statements of cash flows for the year ended December 31, 2017 to show the combined result of cash and cash equivalents and restricted cash as follows:

	Year Ended December 31, 2017
	As previously reported	Adoption of ASU 2016-18	As reported
Cash flows from investing activities
Change in restricted cash	$25	$(25)	$—
Net cash used in investing activities	(8,902)	(25)	(8,927)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,636)	(25)	(3,661)
Cash, cash equivalents and restricted cash, at beginning of period	9,597	96	9,693
Cash and cash equivalents and restricted cash, at end of period	$5,961	$71	$6,032

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU on January 1, 2018. The adoption did not result in a material impact on the Company’s financial statements and related disclosures.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740)—Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This ASU amends ASC 740, Income Taxes, to provide guidance on accounting for the tax effects of the Tax Cuts and Jobs Act (the “Tax Act”) pursuant to Staff Accounting Bulletin No. 118, which allows companies to complete the accounting under ASC 740 within a one-year measurement period from the Tax Act enactment date. This ASU was effective upon issuance. The Company has applied the guidance in this ASU during the year ended December 31, 2018. See Note 6 for more information and disclosures related to this amended guidance.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of ASU 2014-09 by one year. For public business entities, ASU 2014-09, as amended by ASU 2015-14, became effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption was permitted. ASU 2014-09 also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The financial statements for the years ended December 31, 2017 and December 31, 2018 and the three months ended March 31, 2019 (unaudited) are not impacted by the new revenue recognition standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840, Leases. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Early adoption is permitted. In July 2018, the FASB issued supplemental adoption guidance and clarification to ASC 842 within ASU 2018-10, Codification Improvements to Topic 842, Leases, ASU 2018-11, Leases (Topic 842): Targeted Improvements and ASU 2019-01, Leases (Topic 842): Codification Improvements. ASU 2018-11 provides another transition method in addition to the existing modified retrospective transition method by allowing entities to initially apply the new leasing standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted these ASUs on January 1, 2019. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company’s historical accounting for leases. The Company elected the package of practical expedients permitted under the transition guidance within the new standard which, among other things, allows companies to carry forward their historical lease classification. The Company recognized right-of-use assets of $6.1 million (unaudited) and lease liabilities of $8.0 million (unaudited) for its operating leases as of January 1, 2019, including deferred rent of $1.9 million (unaudited). The adoption of these ASUs did not have any impact on the statements of operations and comprehensive loss and statements of cash flows (unaudited). See Note 5 for more information related to the Company’s lease obligations.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This update simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. Down round features are common in warrants, preferred shares and convertible debt instruments issued by private companies and early-stage public companies. This update requires companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The amendments in Part I should be applied (1) retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the first fiscal year and interim periods; (2) retrospectively to outstanding financial instruments with a down round feature for each prior reporting period presented. The Company adopted this ASU on January 1, 2019 (unaudited). The adoption did not result in a material impact on the Company’s financial statements and related disclosures.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU addresses a specific consequence of the Tax Cuts and Jobs Act (“U.S Tax Reform”) and allows a reclassification from accumulated other comprehensive income to retained earnings for the stranded tax effects resulting from U.S. tax reform. Consequently, the update eliminates the stranded tax effects that were created as a result of the historical U.S. federal corporate income tax rate to the newly enacted U.S. federal corporate income tax rate. For public business entities, this ASU is effective for fiscal years

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU on January 1, 2019 (unaudited). The adoption did not result in a material impact on the Company’s financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, which expands the scope of Topic 718 to include all share-based payment transactions for acquiring goods and services from non-employees. ASU 2018-07 specifies that Topic 718 applies to all share-based payment transactions in which the grantor acquires goods and services to be used or consumed in its own operations by issuing share-based payment awards. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The transition method provided by ASU 2018-07 is a modified retrospective basis, which recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company adopted this ASU on January 1, 2019 (unaudited). The adoption did not result in a material impact on the Company’s financial statements and related disclosures.

New Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. ASU 2018-13 removes the requirement to disclose: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 requires that certain implementation costs incurred in a cloud computing arrangement be deferred and recognized over the term of the arrangement. For public business entities, this ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU will have on its financial statements and related disclosures.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

3.	Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. The Company’s Level 3 liabilities consist of the redeemable convertible preferred stock liability. The determination of the fair value of the redeemable convertible preferred stock liability is discussed in Note 8.

As of December 31, 2017, financial assets and liabilities measured and recognized at fair value are as follows (in thousands):

		December 31, 2017
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Assets
U.S. government securities	Level 1	$7,197	$—	$(1)	$7,196

Marketable securities		7,197	—	(1)	7,196
Money market funds(1)	Level 1	5,832	—	—	5,832

Total fair value of assets		$13,029	$—	$(1)	$13,028

Liabilities
Redeemable convertible preferred stock liability	Level 3	$3,207	$—	$—	$3,207

Total fair value of liabilities		$3,207	$—	$—	$3,207

(1)	Included in cash and cash equivalents on the balance sheet

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

As of December 31, 2018, financial assets measured and recognized at fair value are as follows (in thousands):

		December 31, 2018
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Assets
U.S. government securities	Level 1	$9,983	$ —	$(1)	$9,982
Corporate bonds	Level 2	18,820	—	(19)	18,801
Commercial paper	Level 2	29,699	—	—	29,699
Asset-backed securities	Level 2	10,984	—	(10)	10,974

Marketable securities		69,486	—	(30)	69,456
Money market funds(1)	Level 1	20,419	—	—	20,419

Total fair value of assets		$89,905	$—	$(30)	$89,875

(1)	Included in cash and cash equivalents on the balance sheet

As of March 31, 2019 (unaudited), financial assets measured and recognized at fair value are as follows (in thousands):

		March 31, 2019 (unaudited)
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Assets
U.S. government securities	Level 1	$3,756	$1	$—	$3,757
Corporate bonds	Level 2	6,570	5	(1)	6,574
Commercial paper(1)	Level 2	23,707	—	—	23,707
Asset-backed securities	Level 2	12,064	4	(2)	12,066

Marketable securities		46,097	10	(3)	46,104
Money market funds(2)	Level 1	32,930	—	—	32,930

Total fair value of assets		$79,027	$10	$(3)	$79,034

(1)	$2.4 million (unaudited) is included in cash and cash equivalents, and $21.3 million (unaudited) is included in short-term marketable securities on the balance sheet
(2)	Included in cash and cash equivalents on the balance sheet

There were no financial liabilities measured and recognized at fair value as of December 31, 2018 and March 31, 2019 (unaudited).

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

The following tables set forth the changes in the fair value of Level 3 financial liabilities (in thousands):

Redeemable Convertible Preferred Stock Liability
Fair value as of January 1, 2017	$5,768
Issuance of redeemable convertible preferred stock	(135)
Change in fair value included in other income (expense), net	(2,426)

Fair value as of December 31, 2017	$3,207

Issuance of redeemable convertible preferred stock	(3,137)
Change in fair value included in other income (expense), net	(70)

Fair value as of December 31, 2018	$—

The Company used the Black-Scholes option pricing model (“OPM”) to estimate the fair value of the redeemable convertible preferred stock liability (see Note 8).

4.	Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	Useful Life (In Years)	December 31, 2017	December 31, 2018	March 31, 2019
				(unaudited)
Laboratory equipment	5	$2,101	$3,335	$3,425
Computer equipment	3	63	117	117
Software	3	17	109	109
Leasehold improvements	Shorter of useful life or lease term	1,759	2,570	2,580
Furniture and fixtures	5	235	304	323

Total property and equipment		4,175	6,435	6,554
Less: Accumulated depreciation and amortization		(432)	(1,283)	(1,573)

Property and equipment, net		$3,743	$5,152	$4,981

Depreciation and amortization expense was $0.4 million and $0.9 million for the years ended December 31, 2017 and December 31, 2018, respectively, and $0.2 million (unaudited) and $0.3 million (unaudited) for the three months ended March 31, 2018 and March 31, 2019, respectively.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,	December 31,	March 31,
	2017	2018	2019
			(unaudited)
Accrued salaries and benefits	$747	$1,279	$889
Accrued research and development expenses	279	1,095	981
Legal and professional fees	273	999	785
Other	14	210	103

	$1,313	$3,583	$2,758

5.	Leases, Lease Commitments and Contingencies

Operating Leases

The Company leases its laboratory and office facilities in South San Francisco, California and San Diego, California under non-cancelable operating leases with expiration dates in July 2024 and March 2020, respectively.

As part of the lease agreement for the laboratory and office facilities in South San Francisco, the Company was provided a tenant improvement allowance of $1.6 million. In May 2018, the Company entered into an amendment to the lease agreement to expand the size of the laboratory and office facilities leased in South San Francisco, California by adding additional space to the lease commencing June 1, 2018. As part of the amendment, the landlord provided an additional tenant improvement allowance of $0.4 million. The Company is amortizing the tenant improvement allowances over the term of the lease agreement.

Rent expense was $0.8 million and $1.4 million for the years ended December 31, 2017 and December 31, 2018, respectively. As of December 31, 2018, $1.9 million of deferred rent representing future minimum rental payments for leases with scheduled rent escalations and tenant improvement allowances was included in current and long-term liabilities.

Future minimum lease payments under the non-cancelable operating leases as of December 31, 2018 are as follows (in thousands):

Operating Leases
Year Ending December 31,
2019	$1,711
2020	1,611
2021	1,604
2022	1,646
2023	1,690
Thereafter	1,441

Total minimum lease payments	$9,703

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

The maturities of operating lease liabilities as of March 31, 2019 (unaudited) are as follows (in thousands):

Operating Leases
Remainder of 2019	$1,290
2020	1,611
2021	1,604
2022	1,646
2023	1,690
Thereafter	1,441

Total lease payments	9,282
Less: Interest	(1,540)

Present value of lease liabilities	$7,742

Amounts recognized on the balance sheet
Current lease liabilities	1,244
Long-term lease liabilities	6,498

Total	$7,742

Operating lease expense was $0.3 million (unaudited) and $0.4 million (unaudited) for the three months ended March 31, 2018 and March 31, 2019, respectively.

As of March 31, 2019, the ROU assets of $5.9 million (unaudited) are included in non-current assets on the balance sheet, and lease liabilities of $7.7 million (unaudited) are included in current liabilities and non-current liabilities on the balance sheet.

As of March 31, 2019, the remaining term for the operating leases in South San Francisco, California and San Diego, California is 5.3 years (unaudited) and 1.0 year (unaudited), respectively, and the discount rate is 7.0% (unaudited) and 5.0% (unaudited), respectively.

During the three months ended March 31, 2019, cash paid for amounts included in operating lease liabilities of $0.4 million (unaudited) is included in cash flows from operating activities on the statement of cash flows.

Contingencies

From time to time, the Company may be involved in litigation related to claims that arise in the ordinary course of its business activities. The Company accrues for these matters when it is probable that future expenditures will be made and these expenditures can be reasonably estimated. As of December 31, 2017, December 31, 2018 and March 31, 2019 (unaudited), the Company does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the fair value of these agreements is minimal.

6.	Income Taxes

No provision for income taxes was recorded for the years ended December 31, 2017 and December 31, 2018 and for the three months ended March 31, 2018 (unaudited) and March 31, 2019 (unaudited). The Company has incurred net operating losses only in the United States since its inception. The Company has not reflected any benefit of such net operating loss carryforwards in the financial statements.

The provision for income taxes differs from the amount expected by applying the federal statutory rate to the loss before taxes as follows:

	December 31, 2017	December 31, 2018
Federal statutory income tax rate	34.0%	21.0%
State income taxes	6.9%	6.9%
Change in valuation allowance	(29.2)%	(29.4)%
Research tax credits	2.9%	2.7%
Other permanent differences	(2.1)%	(1.3)%
Change in fair value of redeemable convertible preferred stock liability	7.0%	0.1%
Remeasurement of deferred tax due to tax law change	(19.5)%	—%

Provision for income taxes	0.0%	0.0%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Act. The Tax Act significantly revises the future ongoing U.S. corporate income tax by, among other things, lowering the U.S. corporate income tax rates and implementing a territorial tax system. The corporate tax rate was reduced from 34% to 21% for tax years beginning after December 31, 2017. Changes in tax law are accounted for in the period of enactment. As such, the Company’s financial statements as of December 31, 2017 reflect the impact of the Tax Act, which primarily consisted of remeasuring the Company’s deferred tax assets, deferred tax liabilities and valuation allowance using the newly enacted U.S. corporate tax rate. This rate change resulted in a $2.3 million reduction in the Company’s net deferred tax assets from the prior year with a corresponding offset to the valuation allowance. Under the Tax Act, net operating losses arising after December 31, 2017 do not expire and cannot be carried back. However, the Tax Act limits the amount of net operating losses that can be used annually to 80% of taxable income for periods beginning after December 31, 2017. Existing net operating losses arising in years ending on or before December 31, 2017 are not affected by these provisions.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance for the tax effects of the 2018 Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act’s enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, the Company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that the Company’s accounting for certain income tax effects of the Tax Act is incomplete, but it is able to determine a reasonable estimate, the Company must record a provisional estimate in its financial statements. If the Company cannot determine a provisional estimate to be included in its financial statements, it should

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act. The amounts of the tax effects related to the Tax Act reflected in the Company’s financial statements as of December 31, 2017 represented the Company’s reasonable estimates and were provisional amounts within the meaning of SAB 118. The Company completed its analysis of the Tax Act’s income tax effects during the year ended December 31, 2018. There was no material impact to the financial statements as of and for the year ended December 31, 2018.

The tax effects of temporary differences and carryforwards of the deferred tax assets are presented below (in thousands):

	December 31,	December 31,
	2017	2018
Deferred tax assets:
Net operating loss carryforwards	$5,677	$12,633
Research and development credit carryforwards	481	1,458
Intangible assets	75	1,913
Accruals and reserves	708	1,048

Gross deferred tax assets	6,941	17,052
Less: Valuation allowance	(6,191)	(16,289)

Deferred tax assets, net of valuation allowance	750	763
Deferred tax liabilities:
Property and equipment	(680)	(724)
Stock-based compensation	(70)	(39)

Net deferred tax assets	$—	$—

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance.

As of December 31, 2018, the Company had net operating loss carryforwards of $45.1 million available to reduce future taxable income, if any, for Federal income tax purposes. As of December 31, 2018, the Company had net operating loss carryforwards of $44.8 million available to reduce future taxable income, if any, for California state income tax purposes. If not utilized, the federal and state carryforwards will begin to expire in 2035.

The Company also had federal and state research and development credit carryforwards of $0.9 million and $1.2 million, respectively, as of December 31, 2018. The federal credits will expire starting in 2035 if not utilized and the state research credit can be carried forward indefinitely.

The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. The Company has experienced ownership changes in the past. As a result of the ownership changes, the Company has determined that approximately $1.1 million and $1.2 million of its net operating loss carryforwards will expire unutilized for federal income tax and California state income tax purposes, respectively, and such amounts are excluded from net operating loss carryforwards as of December 31, 2018. Subsequent ownership changes may result in additional limitations.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively. Related to unrecognized tax benefits noted below, the Company accrued no penalties or interest during the years ended December 31, 2017 and December 31, 2018. The Company does not expect its unrecognized tax benefit balance to change materially over the next 12 months.

The Company had $0.2 million and $0.4 million of unrecognized tax benefits as of December 31, 2017 and December 31, 2018, respectively. The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands).

Balance as of January 1, 2017	$53
Increase related to current year tax positions	121

Balance as of December 31, 2017	$174

Increase related to prior year tax positions	12
Increase related to current year tax positions	213

Balance as of December 31, 2018	$399

The Company files income tax returns in the U.S. federal jurisdiction and in California. For jurisdictions in which tax filings have been filed, all tax years remain open for examination by the federal and California state authorities for three and four years, respectively, from the date of utilization of any net operating losses or credits.

7.	Redeemable Convertible Preferred Stock

In March 2016, the Company issued 1,630,908 shares of Series A redeemable convertible preferred stock at $8.1415 per share for gross proceeds of $13.3 million, and the Company issued 626,789 shares of Series A redeemable convertible preferred stock to convert a $4.1 million balance in convertible promissory notes at $6.5132 per share.

In February 2017, the Company issued an additional 2,122,219 shares of Series A redeemable convertible preferred stock at $8.1415 per share for gross proceeds of $17.3 million.

In January 2018, the Company issued 1,414,811 shares of Series A redeemable convertible preferred stock at $8.1415 per share for gross proceeds of $11.5 million.

In January 2018, the Company issued 6,328,265 shares of a newly authorized series of preferred stock, Series B redeemable convertible preferred stock, at $13.2769 per share for gross proceeds of $84.0 million. Subsequently, in March 2018, the Company issued an additional 753,187 shares of Series B redeemable convertible preferred stock at $13.2769 per share for gross proceeds of $10.0 million.

In September 2018, the Company issued 263,615 shares of Series B redeemable convertible preferred stock with a total fair value of $3.8 million to an affiliate of Novartis in connection with the license agreement with Novartis (see Note 13).

As of December 31, 2017, December 31, 2018 and March 31, 2019, the Company’s certificate of incorporation authorized the Company to issue 60,000,000, 134,933,105 and 134,933,105 (unaudited) shares of redeemable convertible preferred stock respectively, at a par value of $0.0001 per share. The Company is authorized to issue two classes of shares: preferred and common stock. The preferred stock is issuable in series, and the Company’s Board of Directors is authorized to determine the rights, preferences and terms of each series.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Issued and outstanding redeemable convertible preferred stock and its principal terms were as follows (in thousands, except share and per share amounts):

December 31, 2017	Redeemable Convertible Preferred Stock		Liquidation Value	Carrying Amount	Original Issue Price
	Authorized	Outstanding
Series A redeemable convertible preferred stock	60,000,000	4,379,916	$35,659	$26,084	$8.1415

	60,000,000	4,379,916	$35,659	$26,084

December 31, 2018	Redeemable Convertible Preferred Stock		Liquidation Value	Carrying Amount	Original Issue Price
	Authorized	Outstanding
Series A redeemable convertible preferred stock	59,433,105	5,794,727	$47,178	$40,735	$8.1415
Series B redeemable convertible preferred stock	75,500,000	7,345,067	97,520	97,656	$13.2769

	134,933,105	13,139,794	$144,698	$138,391

March 31, 2019 (unaudited)	Redeemable Convertible Preferred Stock		Liquidation Value	Carrying Amount	Original Issue Price
	Authorized	Outstanding
Series A redeemable convertible preferred stock	59,433,105	5,794,727	$47,178	$40,735	$8.1415
Series B redeemable convertible preferred stock	75,500,000	7,345,067	97,520	97,656	$13.2769

	134,933,105	13,139,794	$144,698	$138,391

The holders of the redeemable convertible preferred stock have various rights and preferences as follows:

Voting Rights

The holders of redeemable convertible preferred stock are entitled to vote on all matters on which the common stockholders are entitled to vote. Each holder of redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of redeemable convertible preferred stock held by such holder could be converted as of the record date. Holders of redeemable convertible preferred stock and common stock generally vote as a single class.

Dividends

The holders of redeemable convertible preferred stock are entitled to receive annual dividends when, as and if declared by the Company’s Board of Directors, prior to any preference to the common stock, at a rate of $0.6513 and $1.0626 per share on each outstanding share of Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock, respectively. All dividends to holders of preferred stock shall be paid on a pari passu basis. Dividends are noncumulative, and none were declared as of December 31, 2018 and March 31, 2019 (unaudited).

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, a merger, acquisition or consolidation of the Company, any transaction or series of transactions in which more than 50% of the voting power of the Company is transferred, or a sale, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Company, the holders of redeemable convertible preferred stock are entitled to receive prior to and in preference to any distribution to holders of common stock, an amount equal to the original issue price, adjusted for any stock splits, stock dividends, recapitalizations, reclassifications, combinations or similar transactions (“anti-dilution adjustments”), plus all declared and unpaid dividends on such shares. The remaining assets, if any, shall be distributed to the holders of redeemable convertible preferred stock and holders of common stock on a pro rata basis until the holders of redeemable convertible preferred stock have received up to three times their liquidation preference. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed with equal priority and pro rata among the holders of redeemable convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.

Notwithstanding the above, for purposes of determining the amount each holder of shares of redeemable convertible preferred stock is entitled to receive with respect to a liquidation event, each such holder of shares of a series of redeemable convertible preferred stock shall be deemed to have converted such holder’s shares of such series into shares of common stock immediately prior to the liquidation event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of redeemable convertible preferred stock into shares of common stock. If any such holder shall be deemed to have converted shares of redeemable convertible preferred stock into common stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of redeemable convertible preferred stock that have not converted into shares of common stock.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into the number of fully-paid and non-assessable shares of common stock that result from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion, as adjusted for any anti-dilution adjustments. If, after the issuance date of the redeemable convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock at a price lower than the original issuance price, except for certain exceptions allowed, the conversion price of the redeemable convertible preferred stock would be adjusted. As of December 31, 2018 and March 31, 2019 (unaudited), the Company’s redeemable convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.

Each share of redeemable convertible preferred stock is convertible into common stock automatically immediately upon (i) the Company’s receipt of a written request for such conversion from the holders of 65% of the then outstanding shares of redeemable convertible preferred stock on an as-converted to common stock basis, or (ii) the consummation of an underwritten public offering of common stock pursuant to the Securities Act of 1933, in which the aggregate gross proceeds to the Company are not less than $50.0 million (before deductions of underwriters discounts and commissions) (“Qualified IPO”).

Balance Sheet Classification

The redeemable convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, it will become redeemable upon the occurrence of certain deemed liquidation

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

events that are considered not solely within the Company’s control. Accordingly, the redeemable convertible preferred stock has been presented in the mezzanine section of the balance sheet.

8.	Redeemable Convertible Preferred Stock Liability

In March 2016, the Company executed a Series A Preferred Stock Purchase Agreement to sell shares of Series A redeemable convertible preferred stock. The Series A redeemable convertible preferred stock issuance was structured in three tranches: (i) $17.4 million for 2,257,697 shares (the “First Tranche”), including 626,789 shares of Series A redeemable convertible preferred stock to convert a $4.1 million balance in convertible promissory notes at $6.5132 per share, (ii) $17.3 million for 2,122,219 shares on milestone achievement (the “Second Tranche Option”) and (iii) $11.5 million or 1,414,811 shares on milestone achievement (the “Third Tranche Option”). In March 2016, the Company recognized a redeemable convertible preferred stock liability as investors received the right to purchase from the Company, on the same terms, additional shares of Series A redeemable convertible preferred stock, in future tranches on achievement of milestones. As the Series A investors hold a majority of the board seats, the decision to complete the Second Tranche and Third Tranche Options was deemed to be outside of the control of the Company. The redeemable convertible preferred stock liability was valued using an option pricing model (“OPM”), which resulted in an initial fair value of $4.8 million and $4.8 million for the Company’s obligation to sell the redeemable convertible preferred stock related to the Second and Third Tranche Options, respectively. On December 31, 2016, the redeemable convertible preferred stock liability was revalued to $2.2 million and $3.5 million for the Second and Third Tranche Options, respectively.

On February 15, 2017, the Company issued an additional 2,122,219 shares of Series A redeemable convertible preferred stock at $8.1415 per share thereby extinguishing the redeemable convertible preferred stock liability for the Second Tranche Option. Immediately prior to the closing of the Second Tranche, the Company remeasured the redeemable convertible preferred stock liability to its then fair value and recorded a gain of $2.1 million in other income (expense), net. Upon extinguishment of the redeemable convertible preferred stock liability for the Second Tranche Option, its fair value of $0.1 million was reclassified to redeemable convertible preferred stock on the balance sheet. As of December 31, 2017, the Company remeasured the redeemable convertible preferred stock liability for the Third Tranche Option to its fair value and recorded a gain of $0.3 million in other income (expense), net. As of December 31, 2017, the Company had a redeemable convertible preferred stock liability of $3.2 million on its balance sheet for the Third Tranche Option representing its fair value.

On January 22, 2018, the Company issued 1,414,811 shares of Series A redeemable convertible preferred stock at $8.1415 per share for gross proceeds of $11.5 million, thereby extinguishing the Third Tranche Option redeemable convertible preferred stock liability. Immediately prior to the closing of the Third Tranche, the Company remeasured the redeemable convertible preferred stock liability to its then fair value and recorded a gain of $0.1 million in other income (expense), net. Upon extinguishment of the redeemable convertible preferred stock liability for the Third Tranche Option, its fair value of $3.1 million was reclassified to redeemable convertible preferred stock on the balance sheet.

The redeemable convertible preferred stock liability for the Second Tranche Option was valued using the following assumptions under the OPM:

	Issuance	February 15, 2017
Stock price	$8.14	$8.21
Expected term (years)	1.0	—
Expected volatility	71%	0%
Risk-free interest rate	0.67%	0.00%
Dividend yield	0%	0%

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

The redeemable convertible preferred stock liability for the Third Tranche Option was valued using the following assumptions under the OPM:

	Issuance	December 31, 2017	January 22, 2018
Stock price	$8.14	$10.36	$10.36
Expected term (years)	2.0	0.1	—
Expected volatility	78%	66%	0%
Risk-free interest rate	0.84%	1.28%	0.00%
Dividend yield	0%	0%	0%

9.	Common Stock

As of December 31, 2017, December 31, 2018 and March 31, 2019, the Company’s certificate of incorporation authorized the Company to issue 86,000,000, 170,800,000 and 170,800,000 (unaudited) shares of common stock, respectively, at a par value of $0.0001 per share. As of December 31, 2018 and March 31, 2019 (unaudited), the Company has reserved shares of common stock for issuance upon conversion of redeemable convertible preferred stock and exercise of stock options. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of the preferred stockholders. As of December 31, 2018 and March 31, 2019 (unaudited), no dividends have been declared to date.

The Company had reserved common stock, on an as-converted basis, for future issuance as follows:

	December 31, 2017	December 31, 2018	March 31, 2019
			(unaudited)
Conversion of Series A redeemable convertible preferred stock	4,379,916	5,794,727	5,794,727
Conversion of Series B redeemable convertible preferred stock	—	7,345,067	7,345,067
Exercise of outstanding options under the 2015 Plan	388,966	1,598,864	2,036,816
Issuance of common stock under the 2015 Plan	80,885	535,691	94,569

Total	4,849,767	15,274,349	15,271,179

10.	Stock Option Plan

In 2015, the Company established its 2015 Equity Incentive Plan (the “Plan”) which provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively. The exercise price of an ISO granted to an employee who, at the time of grant, owns stock representing more than 10% (“10% stockholder”) of the voting power of all classes of stock of the Company shall be no less than 110% of the estimated fair value of the shares on the date of grant. To date, options have a term of 10 years (or five years if granted to a 10% stockholder) and generally vest over a 4-year period with 1-year cliff vesting.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Activity under the Company’s stock option plan is set forth below:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance, January 1, 2017	184,360	94,149	$0.724	9.69
Additional shares authorized	450,194	—
Options granted	(557,145)	557,145	$0.974
Options exercised	—	(258,852)	$0.873
Options cancelled	3,476	(3,476)	$0.267

Balance, December 31, 2017	80,885	388,966	$0.987	9.40
Additional shares authorized	1,736,978	—
Options granted	(1,425,474)	1,425,474	$4.639
Options exercised	—	(90,174)	$1.177
Options repurchased	17,900	—	$0.821
Options cancelled	125,402	(125,402)	$2.377

Balance, December 31, 2018	535,691	1,598,864	$4.128	9.22
Options granted (unaudited)	(450,467)	450,467	$10.730
Options exercised (unaudited)	—	(3,170)	$0.441
Options cancelled (unaudited)	9,345	(9,345)	$3.820

Balance, March 31, 2019 (unaudited)	94,569	2,036,816	$5.600	9.14

Exercisable as of December 31, 2018		144,975	$1.708	8.57
Vested and expected to vest as of December 31, 2018		1,598,864	$4.128	9.22
Exercisable as of March 31, 2019 (unaudited)		334,464	$3.219	8.59
Vested and expected to vest as of March 31, 2019 (unaudited)		2,036,816	$5.600	9.14

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017 and December 31, 2018 was $0.904 and $3.277 per share, respectively. The weighted-average grant-date fair value of options granted during the three months ended March 31, 2018 and March 31, 2019 was $3.028 (unaudited) and $7.500 (unaudited) per share, respectively. The aggregate intrinsic value of options exercised for the years ended December 31, 2017 and December 31, 2018 was less than $0.1 million and $0.1 million, respectively. The aggregate intrinsic value of options exercised for the three months ended March 31, 2018 and March 31, 2019 was less than $0.1 million (unaudited) and less than $0.1 million (unaudited), respectively. Intrinsic values are calculated as the difference between the exercise price of the underlying options and the fair value of the common stock on the date of exercise.

As of December 31, 2018 and March 31, 2019, the total unrecognized stock-based compensation expense for stock options was $4.2 million and $7.2 million (unaudited), respectively, which is expected to be recognized over a weighted-average period of 3.26 years and 3.42 years (unaudited), respectively.

The total fair value of options vested for the years ended December 31, 2017 and December 31, 2018 was less than $0.1 million and $0.3 million, respectively. The total fair value of options vested for the three months ended March 31, 2018 and March 31, 2019 was less than $0.1 million (unaudited) and $0.7 million (unaudited), respectively.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

The following table summarizes information about stock options outstanding as of December 31, 2018 (in thousands, except share and per share data).

	Options Outstanding		Option Vested and Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Number Exercisable	Aggregate Intrinsic Value	Weighted Average Exercise Price
$0.06	7,504	6.87	6,096	$42	$0.06
$0.83	122,663	8.18	57,771	356	$0.83
$1.24	99,118	8.75	33,069	186	$1.24
$4.31	754,891	9.17	893	2	$4.31
$4.62	495,383	9.50	3,837	9	$4.62
$6.98	119,305	9.95	—	—	$—

	1,598,864	9.22	101,666	$595	$1.09

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money as of December 31, 2017 and December 31, 2018.

Early Exercise of Stock Options

The terms of the Plan permit the exercise of options granted under the Plan prior to vesting, subject to required approvals. The shares are subject to the Company’s lapsing repurchase right upon termination of employment at the original purchase price. The proceeds initially are recorded in other liabilities from the early exercise of stock options and are reclassified to additional paid-in capital as the Company’s repurchase right lapses. During the years ended December 31, 2017 and December 31, 2018, the Company repurchased 0 and 17,900 shares of common stock, respectively. During the three months ended March 31, 2018 (unaudited) and March 31, 2019 (unaudited), the Company had no repurchases of common stock. As of December 31, 2017, December 31, 2018 and March 31, 2019, shares that were subject to repurchase were 397,993, 237,853, and 198,289 (unaudited), respectively. The aggregate exercise prices of early exercised shares as of December 31, 2017, December 31, 2018 and March 31, 2019 was $0.3 million, $0.2 million and $0.2 million (unaudited), respectively, which were recorded in other current liabilities and other non-current liabilities.

Stock-Based Compensation Associated with Awards to Employees

During the years ended December 31, 2017 and December 31, 2018, the Company granted stock options to employees to purchase 553,392 and 1,417,674 shares of common stock, respectively. During the three months ended March 31, 2018 and March 31, 2019, the Company granted stock options to employees to purchase 752,987 (unaudited) and 450,467 (unaudited) shares of common stock, respectively.

The fair values of options were calculated using the assumptions set forth below:

	Year Ended December 31, 2017	Year Ended December 31, 2018	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
			(unaudited)	(unaudited)
Expected term	5.9 - 6.1 years	5.8 - 6.1 years	6.1 years	6.1 years
Expected volatility	79.4% - 92.8%	80.3% - 82.3%	80.3% - 80.8%	79.7% - 82.2%
Risk-free interest rate	1.9% - 2.3%	2.6% - 3.1%	2.6% - 2.8%	2.3% - 2.5%
Dividend yield	0%	0%	0%	0%

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the options’ vesting terms, contractual terms and industry peers, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The risk-free rate assumption is based on U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts which was 0% as of December 31, 2017, December 31, 2018 and March 31, 2019 (unaudited). The Company accounts for forfeitures as they occur.

Fair Value of Common Stock

The fair value of the Company’s common stock is determined by the board of directors with assistance from management and, in part, on input from an independent third-party valuation firm. The board of directors determines the fair value of common stock by considering a number of objective and subjective factors, including valuations of comparable companies, sales of redeemable convertible preferred stock, operating and financial performance, the lack of liquidity of the Company’s common stock and the general and industry-specific economic outlook.

Stock-Based Compensation Associated with Awards to Non-employees

During the years ended December 31, 2017 and December 31, 2018, the Company granted stock options to non-employees to purchase 3,753 and 7,800 shares of common stock, respectively. During the three months ended March 31, 2018, the Company granted stock options to non-employees to purchase 3,900 (unaudited) shares of common stock. During the three months ended March 31, 2019 (unaudited), the Company did not grant any stock options to non-employees. The stock-based compensation related to options granted to non-employees for all periods presented was not material.

Stock-Based Compensation Expense

Total stock-based compensation expense recorded related to options granted to employees and non-employees was as follows (in thousands):

	Year Ended December 31, 2017	Year Ended December 31, 2018	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
			(unaudited)	(unaudited)
Research and development	$80	$410	$52	$195
General and administrative	56	540	60	188

	$136	$950	$112	$383

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Restricted Stock

Restricted stock activity was as follows:

	Number of Shares Underlying Outstanding Restricted Stock Awards	Weighted Average Grant Date Fair Value
Unvested, January 1, 2017	148,665	$0.41
Vested	(83,155)	$0.38

Unvested, December 31, 2017	65,510	$0.45
Vested	(46,018)	$0.37

Unvested, December 31, 2018	19,492	$0.63
Vested (unaudited)	(3,382)	$0.05

Unvested, March 31, 2019 (unaudited)	16,110	$0.75

During the years ended December 31, 2015 and 2016, the Company issued 346,579 founder shares under restricted stock agreements. Under the terms of these agreements, the founder shares vest over the requisite service periods. Recipients of restricted stock awards have voting and dividend rights with respect to such shares upon grant without regard to vesting. Shares of unvested restricted stock are subject to the Company’s right of repurchase. As the restricted stock was purchased by employees at a price equal to its fair value at the time of issuance, there was no stock-based compensation expense related to these awards. The total fair value of restricted stock vested during the years ended December 31, 2017 and December 31, 2018, was less than $0.1 million. The total fair value of restricted stock vested during the three months ended March 31, 2018 and March 31, 2019 was less than $0.1 million (unaudited) in each period. As of December 31, 2017, December 31, 2018 and March 31, 2019, 65,510, 19,492, and 16,110 (unaudited) shares of unvested restricted stock, respectively, were outstanding that were subject to repurchase, with an aggregate purchase price of less than $0.1 million, which is recorded in other current liabilities and other non-current liabilities on the balance sheets.

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

11.	Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31, 2017	Year Ended December 31, 2018	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
			(unaudited)	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(11,862)	$(34,346)	$(5,737)	$(9,569)

Denominator:
Weighted-average shares outstanding	1,181,179	1,338,776	1,328,388	1,337,851
Less: weighted-average unvested restricted shares and shares subject to repurchase	(485,807)	(382,524)	(497,937)	(236,744)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	695,372	956,252	830,451	1,101,107

Net loss per share attributable to common stockholders, basic and diluted	$(17.06)	$(35.92)	$(6.91)	$(8.69)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive:

	Year Ended December 31, 2017	Year Ended December 31, 2018	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
			(unaudited)	(unaudited)
Redeemable convertible preferred stock	4,379,916	13,139,794	12,876,179	13,139,794
Options to purchase common stock	388,966	1,598,864	1,067,558	2,036,816
Unvested restricted stock awards	65,510	19,492	42,742	16,110
Unvested early exercised common stock options	397,993	237,853	379,628	198,289

Total	5,232,385	14,996,003	14,366,107	15,391,009

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net loss per share were computed to give effect to the automatic one-for-one conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock in connection with a Qualified IPO (as defined in Note 7), using the as-converted method as though the conversion had occurred as of the beginning of the period presented or the date of issuance, if later. In addition, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove the change in fair value resulting from the remeasurement of the redeemable convertible preferred stock liability due to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock.

Unaudited pro forma basic and diluted loss per share is computed as follows (in thousands, except share and per share data):

	Year Ended December 31, 2018	Three Months Ended March 31, 2019
	(unaudited)	(unaudited)
Numerator:
Net loss per share attributable to common stockholders	$(34,346)	$(9,569)
Adjust: Change in fair value of redeemable convertible preferred stock liability	$(70)	$—

Pro forma net loss	$(34,416)	$(9,569)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	956,252	1,101,107
Adjust: Conversion of redeemable convertible preferred stock	12,209,234	13,139,794

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	13,165,486	14,240,901

Pro forma net loss per share, basic and diluted	$(2.61)	$(0.67)

12.	401(k) Retirement Savings Plan

In 2016, the Company adopted a 401(k) plan for all employees who have met certain eligibility requirements. Under the agreement, employees may elect to contribute up to 90% of their eligible compensation, subject to certain limitations. The Company is responsible for administrative costs of the 401(k) plan. The Company may, at its discretion, make matching or profit-sharing contributions to the 401(k) plan. For the years ended December 31, 2017 and December 31, 2018, the Company made matching contributions of less than $0.1 million and $0.1 million, respectively. During the three months ended March 31, 2018 and March 31, 2019, the Company made matching contributions of less than $0.1 million for each period (unaudited).

13.	License Agreements

Novartis International Pharmaceuticals Ltd. (“Novartis”)

In September 2018, the Company entered into a license agreement with Novartis International Pharmaceuticals Ltd. (“Novartis”) to develop and commercialize Novartis’ LXS196 (also known as

IDEAYA Biosciences, Inc.

Notes to Financial Statements—(Continued)

IDE196), a Phase 1 protein kinase C (“PKC”) inhibitor for the treatment of cancers having GNAQ and GNA11 mutations. In consideration of license and rights granted under the license agreement, the Company made a one-time cash payment of $2.5 million to Novartis and issued 263,615 shares of Series B redeemable convertible preferred stock with a fair value of $3.8 million to an affiliate of Novartis, which were recorded within research and development expenses on the Company’s statements of operations and comprehensive loss, as the products have not reached technological feasibility and do not have alternative future use. Under the license agreement, the Company is liable to make contingent development and sales milestone payments of up to $29.0 million and mid to high single-digit royalty payments of the net sales of licensed products.

14.	Related Party Transactions

The Company incurred $0.3 million and $1.3 million of research and development expenses during the years ended December 31, 2017 and December 31, 2018, respectively, and $0.1 million (unaudited) during the three months ended March 31, 2018, in relation to agreements for pharmaceutical research, development and manufacturing activities with entities affiliated with a former director of the Company, Edward Hu. As of December 31, 2017 and December 31, 2018, $0 and $0.2 million, respectively, is included in accounts payable in the Company’s balance sheets. Mr. Hu resigned from our board of directors in January 2019 (unaudited).

15.	Subsequent Events

The Company has evaluated subsequent events through March 15, 2019, the date these financial statements were available for issuance. The Company has also evaluated subsequent events through May 13, 2019 for the effects of the reverse stock split described in Note 2.

In January 2019, the Company granted stock options to purchase 38,025 shares of common stock at an exercise price of $6.98 per share. In March 2019, the Company granted stock options to purchase 398,744 shares of common stock at an exercise price of $11.08 per share. These options vest over a service period of four years.

16.	Subsequent Events (unaudited)

In preparing the unaudited interim financial statements as of March 31, 2019 and for the three months ended March 31, 2018 and March 31, 2019, the Company has evaluated subsequent events through May 13, 2019, the date these unaudited interim financial statements were available for reissuance, including the effects of the reverse stock split described in Note 2.

5,000,000 Shares

Common Stock

J.P. Morgan	Citigroup	Jefferies

Prospectus dated                 , 2019

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee.

Item	Amount paid or to be paid
SEC registration fee	$10,454
FINRA filing fee	$13,438
Nasdaq Global Market Listing fee	$150,000
Printing and engraving expenses	$475,000
Legal fees and expenses	$1,500,000
Accounting fees and expenses	$1,000,000
Blue Sky, qualification fees and expenses	$10,000
Transfer Agent fees and expenses	$4,000
Miscellaneous expenses	$87,108

Total	$3,250,000

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we shall indemnify our directors and officers, and may indemnify our employees and agents to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we shall advance expenses to our directors and officers and may advance expenses to our employees and agents in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, to be attached as Exhibit 3.2 hereto, and our amended and restated bylaws, to be attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2016, which were not registered under the Securities Act.

1.	In July and November 2015 and January 2016, we issued subordinated convertible promissory notes in an aggregate principal amount of $4 million to two accredited investors.

2.

In March 2016, January 2017 and January 2018, we issued an aggregate of 5,794,727 shares of Series A redeemable convertible preferred stock to 12 accredited investors at a price per share of either (i) $8.1415 in cash or (ii) with respect 626,787 shares of Series A redeemable convertible preferred stock issued upon conversion of convertible promissory notes issued by us, $4.1 million in cancellation of indebtedness, for a total amount raised (including the cancellation of indebtedness including accrued interest thereon) of $46.2 million.

3.

In January and March 2018, we issued an aggregate of 7,081,452 shares of Series B redeemable convertible preferred stock to 23 accredited investors at a price per share of $13.2770 for aggregate proceeds to us of $94 million.

4.

In September 2018, we issued 263,615 shares of Series B redeemable convertible preferred stock to one accredited investor as partial consideration for licenses under a license agreement for no cash consideration.

5.

We granted stock options and stock awards to employees, directors and consultants covering an aggregate of 2,799,865 shares of common stock, at a weighted-average exercise price of $4.39 per share. Of these, options covering an aggregate of 144,405 shares were cancelled without being exercised.

6.

We sold an aggregate of 852,804 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $0.7 million pursuant to stock options and restricted stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) through (4) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (5) and (6) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately following Item 17 for a list of exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

1.1	Form of Underwriting Agreement.				X

3.1	Amended and Restated Certificate of Incorporation, as amended, currently in effect.				X

3.2	Amended and Restated Certificate of Incorporation, effecting a stock split.				X

3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.				X

3.4	Bylaws, currently in effect.	S-1	04/26/2019	3.4

3.5	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.				X

4.1	Reference is made to Exhibits 3.1 through 3.5.

4.2	Form of Common Stock Certificate.				X

5.1	Opinion of Latham & Watkins LLP.				X

10.1†	License agreement by and between IDEAYA Biosciences, Inc. and Novartis International Pharmaceutical, Inc. dated as of September 19, 2018.	S-1	04/26/2019	10.1

10.2(a)†	Evaluation, Option and License Agreement by and among IDEAYA Biosciences, Inc., Cancer Research Technology Ltd. and University of Manchester dated as of April 28, 2017.	S-1	04/26/2019	10.2(a)

10.2(b)	Amendment #1 to Evaluation, Option and License Agreement by and among IDEAYA Biosciences, Inc., Cancer Research Technology Ltd. and University of Manchester dated as of April 24, 2019.	S-1	04/26/2019	10.2(b)

10.3	Amended and Restated Investors’ Rights Agreement, by and among IDEAYA Biosciences, Inc. and the investors listed therein, dated January 31, 2018.	S-1	04/26/2019	10.3

10.4(a)#	2015 Equity Incentive Plan, as amended.	S-1	04/26/2019	10.4(a)

10.4(b)#	Form of Stock Option Agreement under 2015 Equity Incentive Plan.	S-1	04/26/2019	10.4(b)

10.4(c)#	Form of Early Exercise Stock Option Agreement under 2015 Equity Incentive Plan.	S-1	04/26/2019	10.4(c)

10.4(d)#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement under 2015 Equity Incentive Plan.	S-1	04/26/2019	10.4(d)

10.5(a)#	2019 Incentive Award Plan.				X

10.5(b)#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2019 Incentive Award Plan.				X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.5(c)#	Form of Restricted Stock Award Agreement under the 2019 Incentive Award Plan.				X

10.5(d)#	Form of Restricted Stock Unit Award Grant Notice under the 2019 Incentive Award Plan.				X

10.6#	2019 Employee Stock Purchase Plan.				X

10.7(a)#	Form of Executive Employment Agreement				X

10.7(b)#	Employment Agreement by and between IDEAYA Biosciences, Inc. and Yujiro Hata.				X

10.8#*	Employment Agreement by and between IDEAYA Biosciences, Inc. and Michael Dillon.

10.9#*	Employment Agreement by and between IDEAYA Biosciences, Inc. and Julie Hambleton.

10.10#*	Employment Agreement by and between IDEAYA Biosciences, Inc. and Jeffrey Hager.

10.11#*	Employment Agreement by and between IDEAYA Biosciences, Inc. and Mark Lackner.

10.12#*	Employment Agreement by and between IDEAYA Biosciences, Inc. and Paul Stone.

10.13	Non-Employee Director Compensation Program.				X

10.14	Form of Indemnification Agreement for directors and officers.				X

10.15	Lease Agreement by and between IDEAYA Biosciences, Inc. and ARE-SAN FRANCISCO NO. 17, LLC dated August 26, 2016.	S-1	04/26/2019	10.15

10.16	Letter Agreement Amendment to Lease Agreement by and between IDEAYA Biosciences, Inc. and ARE-SAN FRANCISCO NO. 17, LLC dated January 27, 2017.	S-1	04/26/2019	10.16

10.17	First Amendment to Lease Agreement by and between IDEAYA Biosciences, Inc. and ARE-SAN FRANCISCO NO. 17, LLC dated May 31, 2018.	S-1	04/26/2019	10.17

23.1	Consent of Independent Registered Public Accounting Firm.				X

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).				X

24.1	Power of Attorney. Reference is made to the signature page to the Registration Statement.				X

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) will be omitted pursuant to a request for confidential treatment and this exhibit will be filed separately with the SEC.
#	Indicates management contract or compensatory plan.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California on May 13, 2019.

IDEAYA Biosciences, Inc.

By:	/s/ Yujiro Hata
Yujiro Hata President and Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yujiro Hata	President, Chief Executive Officer and Director (Principal Executive Officer)	May 13, 2019
Yujiro Hata

/s/ Paul Stone, J.D.	Senior Vice President, General Counsel, Head of Operations (Principal Financial and Accounting Officer)	May 13, 2019
Paul Stone, J.D.

*	Chairman of the Board of Directors	May 13, 2019
John Diekman, Ph.D.

*	Director	May 13, 2019
Scott Morrison

*	Director	May 13, 2019
Terry Rosen, Ph.D.

*	Director	May 13, 2019
Thilo Schroeder, Ph.D.

*	Director	May 13, 2019
Timothy Shannon, M.D.

*	Director	May 13, 2019
Jeffrey Stein, Ph.D.

*By: /s/ Paul Stone, J.D.		May 13, 2019
Paul Stone, J.D.
Attorney-in-Fact